Form 20-F
GCL Global Holdings Ltd
filed 2025-02-26
CIK 2002045

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 13, 2025

Commission File Number: 001-42523

GCL GLOBAL HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

29 Tai Seng Avenue #02-01

Natural Cool Lifestyle Hub

Singapore 534119

65 80427330

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	GCL	Nasdaq Global Select Market
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	GCLWW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of February 20, 2025: 126,276,394 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

GCL GLOBAL HOLDINGS LTD.

i

EXPLANATORY NOTE

On February 13, 2025 (the “Closing Date”), GCL Global Holdings Ltd., a Cayman Islands exempted company (“PubCo” or the “Company”), consummated the transactions contemplated by that certain agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), entered by and among (i) the Company, (ii) RF Acquisition Corp., a Delaware corporation (“RFAC”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, (v) for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

In connection with the closing of the transactions contemplated in the Merger Agreement, the Company filed with the SEC on February 20, 2025 the Shell Company Report which was incorrectly tagged as a registration statement on a Form 20FR12B. On the date hereof, the Company has withdrawn the Form 20FR12B filed on February 20, 2025 and is filing this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”). Other than the tagging of the Shell Company Report, there has been no change to the text of the report.

Merger

On the Closing Date, pursuant to the Merger Agreement:

(a) Merger Sub 1 merged with and into GCL Global, with GCL Global continuing as the surviving entity in the merger (the “Initial Merger”), as a result of which: (i) GCL Global became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of GCL immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive such number of newly issued shares of the Company specified below; and (b) Merger Sub 2 merged with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of the Company (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together the other transactions and ancillary agreements contemplated by the Merger Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, RFAC and GCL Global each became a wholly-owned subsidiary of the Company.

Immediately prior to the consummation of the Business Combination, all outstanding Units of RFAC (each of which consists of (i) one share of Class A common stock of RFAC (“RFAC Class A Common Stock”), (ii) one warrant entitling its holder to purchase one share of RFAC Class A Common Stock for $11.50 per share (“RFAC warrant”), and (iii) one right (“RFAC right”) to receive one-tenth of one share of RFAC Class A Common Stock upon the consummation of an initial business combination) automatically separated into their individual components of RFAC Class A Common Stock, RFAC warrants and RFAC rights which ceased separate existence and trading. Upon the consummation of the Business Combination, the equity holdings of the RFAC stockholders were exchanged as follows:

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share;

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock; and

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share).

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits from the Business Combination;

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s ability to grow market share in its existing markets or any new markets it may enter;

●	the Company’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which the Company operates;

●	political instability in the jurisdictions in which the Company operates;

●	anticipated technology trends and developments and the Company’s ability to address those trends and developments with its products and offerings;

●	the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personally identifiable information;

●	PubCo’s ability to raise financing in the future; and

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the Company is highly dependent on the services of its Group Chairman of the Board and executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company’s business largely depend on relationships with game studios, customers and platform providers.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the final prospectus, dated December 31, 2024, to the Company’s Registration Statement on Form F-4 (File No.: 333-280559) initially filed with the SEC on June 28, 2024, and declared effective by the SEC on December 30, 2024 (the “Form F-4”), which are incorporated by reference into this Report.

DEFINED TERMS

In this Report, unless otherwise stated, references to:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of the Company adopted prior to consummation of the Business Combination.

“Ancillary Agreements” means certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement.

“Business Combination,” “Transactions,” or “Merger” means, collectively, the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

“Closing” means the closing of the Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Form F-4” means the Company’s Registration Statement on Form F-4 (333-280559) initially filed with the SEC on June 28, 2024 and declared effective by the SEC on December 30, 2024.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Listing Rules of Nasdaq” refers to the listing rules of The Nasdaq Stock Market LLC.

“Merger Agreement” means the Merger Agreement, dated as of October 18, 2023 (as amended from time to time), by and among RFAC, PubCo, GCL BVI, GCL Global, and Sponsor, a copy of which is attached hereto as Exhibit 2.1.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Shares” means, collectively, the ordinary shares of the Company, each with par value $0.0001 per share.

“PubCo” refer to GCL Global Holdings Ltd.

“RFAC” means RF Acquisition Corp., a Delaware corporation.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the U.S. Securities and Exchange Commission.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Warrants” means warrants of the Company, each exercisable for one Ordinary Share at an exercise price of $11.50 per share.

Capitalized terms used but not otherwise defined in this Report shall have the meanings set forth in the Form F-4.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination” and is incorporated herein by reference. Unless otherwise indicated in Item 6.A below, the business address for each of the Company’s directors and members of Executive Management is 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119.

B. Advisers

Not applicable.

C. Auditors

Marcum LLP acted as RFAC’s independent registered public accountant since 2021 through February 14, 2025.

Marcum Asia CPAs LLP ("Marcum Asia") has acted as GCL Global's independent registered public accounting firm since 2023 and as PubCo’s independent registered public accounting firm since 2024. Following the consummation of the Business Combination, Marcum Asia remains as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on October 12, 2023 solely for the purpose of effectuating the Business Combination, which was consummated on February 13, 2025. See “Explanatory Note” above for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in GCL Global and RFAC acquired in the Business Combination and does not operate any business other than through GCL Global, its wholly-owned subsidiary. GCL Global is Cayman Islands exempted company. See “Item 5-Operating and Financial Review and Prospects” for a discussion of GCL Global’s operating and financial review and prospects for the year ended March 31, 2024.

The mailing address of the Company’s principal executive office is 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119, and its telephone number is +65 80427330. The information contained on, or accessible through, the Company’s website www.gclglobalholdings.com is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On December 31, 2024, the Company and RFAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings and the establishment of Merger Subs. Upon the Closing, the Company became the direct parent of GCL Global, and conducts its business through GCL Global and GCL Global’s subsidiaries.

Information regarding the business of GCL Global is included in the Form F-4 in the sections entitled “Information Related to the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, each of GCL Global and RFAC became a wholly-owned subsidiary of PubCo. The following diagram depicts the organizational structure of PubCo as of the date of this Report.

GCL Global Holdings Ltd.
100%
100%
GCL Global Limited
RF Acquisition Corp.
99.8%
100%
Grand Centrex Limited
GCL Global Pte Ltd
100%
Epicsoft Malaysia
85%
100%
100%
100%
51%
100%
Titan Digital Media
Epicsoft Asia
Epicsoft Hong Kong
4Divinity
2Game
Hainan GCL
100%
100%
100%
100%
100%
Martiangear
Starry Jewelry
4Divinity UK
2Game Brazil
2Game Dubai

Term	Company Name	Term	Company Name
2Game	2Game Digital Limited	Epicsoft Hong Kong	Epicsoft (Hong Kong) Limited
2Game Brazil	2 Game Pro Ltda.	Epicsoft Malaysia	Epicsoft Malaysia Sdn. Bhd.
2Game Dubai	2Game Digital DMCC	Hainan GCL	Hainan GCL Technology Co. Ltd.
4Divinity	4Divinity Pte. Ltd.	Martiangear	Martiangear Pte. Ltd.
4Divinity UK	4Divinity UK Ltd.	Starry Jewelry	Starry Jewelry Pte. Ltd.
Epicsoft Asia	Epicsoft Asia Pte. Ltd.	Titan Digital Media	Titan Digital Media Pte. Ltd.

D. Property, Plants and Equipment

The Company leases the properties for its principal executive office which is located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119. Information regarding the facilities of the GCL Global is included in the Form F-4 in the section entitled “Information Related to the Company – Facilities” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through GCL Global, the Company’s direct, wholly-owned subsidiary, and GCL Global’s subsidiaries.

The discussion and analysis of the financial condition and results of operations of GCL Global for the six months ended September 30, 2024 is filed herewith as Exhibit 99.3.

The discussion and analysis of the financial condition and results of operations of GCL Global for the fiscal years ended March 31, 2024 and 2023 is included in the Form F-4 in the section entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of Pubco Following the Business Combination”, and “Executive Compensation”, which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the section entitled “Management of Pubco Following the Business Combination”, which is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through GCL Global, the Company’s direct, wholly-owned subsidiary and GCL Global’s subsidiaries.

Information pertaining to GCL Global’s employees is set forth in the Form F-4, in the section entitled “Information Related to the Company – Human Capital” which is incorporated herein by reference.

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7-Major Shareholders and Related Party Transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of February 18, 2025 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 126,276,394 ordinary shares issued and outstanding as of February 18, 2025.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Five Percent or Greater Holders:
Epicsoft Ventures Ltd. (1)	80,581,793	63.8%
Sega Corporation (2)	8,001,835	6.3%
Directors and Executive Officers
Jacky Choo See Wee (1)	80,581,793	63.8%
Sebastian Toke	-	-
Keith Liu Min Tzau	-	-
Ooi Chee Eng	-	-
Clement Wong	-	-
Catherine Choo See Ling	-	-
Tse Meng Ng	-	-
Wilson W. Wang	-	-
Joshua Kewei Cui	-	-
All Directors and Executive Officers as a group (9 individuals)(1)	80,581,793	63.8%

(1)	Jacky Choo See Wee, Chairman of the Board and Catherine Choo See Ling, a director of the Company, hold 98% and 1% of Epicsoft Ventures Ltd., a Cayman Islands company, respectively. Mr. Jacky Choo See Wee has the sole voting and investment power over these shares. All reported shares are subject to a 12-month lock-up period pursuant to a lock-up agreement dated February 13, 2025.

(2)	The business address of Sega Corporation is Sumitomo Fudosan Osaki Garden Tower, 1-1-1 Nishi-Shinagawa, Shinagawa-Ku, Tokyo 141-0033, Japan. Of the reported shares, 5,334,556 ordinary shares are subject to a 12-month lock-up period pursuant to a lock-up agreement dated February 13, 2025.

B. Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Party Transactions” which is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 - Financial Statements of this Report for consolidated financial statements and other financial information.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares are listed on Nasdaq Global Select Market  under the trading symbol “GCL” and the Warrants are listed on Nasdaq Capital Market under the trading symbol “GCLWW.” Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares are listed on Nasdaq Global Select Market under the trading symbol “GCL” and the Warrants are listed on Nasdaq Capital Market under the trading symbol “GCLWW”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized share capital of the Company is $50,000 divided into 500,000,000 Ordinary Shares of par value of $0.0001 each.

As of February 13, 2025, subsequent to the Closing of the Business Combination, there were 126,276,394 Ordinary Shares outstanding and issued. 16,500,000 Warrants were outstanding, and the holder of each warrant is entitled to purchase one Ordinary Share at an exercise price of $11.50 per share.

B. Memorandum and Articles of Association

The Memorandum and Articles of Association of the Company were most recently amended and restated upon the closing of the Business Combination and are filed as Exhibit 1.1 to this Report. The description of the Amended and Restated Memorandum and Articles of Association of the Company is included in the Form F-4 in the section entitled “Description of PubCo Securities” which is incorporated herein by reference.

C. Material Contracts

Merger Agreement

The description of the Merger Agreement and related agreements is included in the Form F-4 in the sections entitled “The Business Combination Proposal” which is incorporated herein by reference.

Other Agreements

The description of other material contracts of GCL Global is contained in the Form F-4 in the section entitled “Information Related to the Company”, which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the section entitled “Material U.S. Federal Income Tax Considerations to the Business Combination” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G. Statement by Experts

The consolidated financial statements for GCL Global as of March 31, 2024 and 2023 and for the years then ended, incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-280559) of the Company, have been audited by Marcum Asia CPA LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Marcum Asia CPA LLP is 7 Penn Plaza, Suite 830, New York, New York, 10001, United States.

The financial statements for the Company as of December 31, 2024 and for the period from October 12, 2023 (inception) through March 31, 2024, incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-280559) of the Company, have been audited by Marcum Asia CPA LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Marcum Asia CPA LLP is 7 Penn Plaza, Suite 830, New York, New York, 10001, United States.

The financial statements of RFAC as of and for the years ended December 31, 2024 and 2023 incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Marcum LLP, an independent registered public accounting firm (which report contains an explanatory paragraph regarding the ability of RFAC to continue as a going concern), upon the authority of the said firm as expert in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited half-yearly financial information. Information filed with or furnished to the SEC by us will be available on our website. On December 31, 2024, the Company and RFAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In connection with the Business Combination, Marcum LLP, which was the auditor for RFAC, was dismissed effective February 14, 2025.

The reports of Marcum LLP on the financial statements of RFAC as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum LLP’s audit report contained an explanatory paragraph related to the substantial doubt of RFAC’s ability to continue as a going concern.

During the fiscal years ended December 31, 2024 and December 31, 2023 and through February 14, 2025, there were no (i) “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Marcum LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum LLP, would have caused Marcum LLP to make reference thereto in its reports on the financial statements of RFAC for such periods; or (ii) “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F, other than a previously disclosed material weakness in RFAC’s internal control over financial reporting in connection with lack of controls to assure the accuracy and completeness of accrued expenses and excise tax payable, and classification and presentation of expense reimbursements accounting, and the proper valuation of Class A Common Stock subject to possible redemption.

The Company provided Marcum LLP with a copy of the disclosure it is making in this Report and requested that Marcum LLP furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum LLP agrees with the statements made by PubCo in this Report, and if not, in which respects Marcum LLP does not agree. A copy of Marcum LLP’s letter to the SEC dated February 20, 2025 is attached as Exhibit 16 to this Report. Following the consummation of the Business Combination, Marcum Asia remains as the independent auditor of PubCo.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The unaudited financial statements of Company for the six months ended September 30, 2024 is filed herewith as Exhibit 99.1 and incorporated by reference herein.

The unaudited consolidated financial statements of GCL Global for the six months ended September 30, 2024 are incorporated by reference to Exhibit 99.1 of the Form 8-K filed by RFAC on February 5, 2025.

The audited financial statements of the Company for the period from October 12, 2023 (inception) through March 31, 2024 are incorporated by reference to pages F-51 to F-58 in the Form F-4.

The audited consolidated financial statements of GCL Global for the years ended March 31, 2024 and 2023 are incorporated by reference to pages F-59 to F-103 in the Form F-4.

The audited financial statements of RFAC for the fiscal years ended December 31, 2024 and 2023 are incorporated by reference to pages F-1 to F-25 in the Form 10-K filed by RFAC on February 14, 2025.

The unaudited pro forma condensed combined financial statements of the Company are filed herewith as Exhibit 99.4 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1*	Amended and Restated Memorandum and Articles of Association of GCL Global Holdings Ltd.
2.1	Agreement and Plan of Merger, dated as of October 18, 2023 (incorporated by reference to Exhibit 2.1 of PubCo’s registration statement on Form F-4 (File 333-280559), filed with the SEC on December 26, 2024)
2.2.1	First Amendment to Merger Agreement, dated as of December 1, 2023, by and among RF Acquisition Corp., GCL Global Holdings Ltd., Grand Centrex Limited, GCL Global Limited, and RF Dynamic LLC (incorporated by reference to Exhibit 2.2.1 of PubCo’s registration statement on Form F-4 (File 333-280559), filed with the SEC on December 26, 2024)
2.2.2	Second Amendment to Merger Agreement, dated as of December 15, 2023, by and among RF Acquisition Corp., GCL Global Holdings Ltd., Grand Centrex Limited, GCL Global Limited, and RF Dynamic LLC (incorporated by reference to Exhibit 2.2.2 of PubCo’s registration statement on Form F-4 (File 333-280559), filed with the SEC on December 26, 2024)
2.2.3	Third Amendment to Merger Agreement, dated as of January 31, 2024, by and among RF Acquisition Corp., GCL Global Holdings Ltd., Grand Centrex Limited, GCL Global Limited, and RF Dynamic LLC (incorporated by reference to Exhibit 2.2.3 of PubCo’s to registration statement on Form F-4 (File 333-280559), filed with the SEC on December 26, 2024)
2.2.4	Fourth Amendment to Merger Agreement dated as of September 30, 2024 by and among RF Acquisition Corp., GCL Global Holdings Ltd, Grand Centrex Limited, GCL Global Limited and RF Dynamic LLC (incorporated by reference to Exhibit 2.2.5 of PubCo’s registration statement on Form F-4 (File 333-280559), filed with the SEC on December 26, 2024)
10.1*	Assignment, Assumption and Amendment Agreement by and among RFAC, the Company and Continental Stock Transfer & Trust Company dated February 13, 2025
10.2*	Registration Rights Agreement by and among the Company, GCL Global Limited and certain holders named therein, dated February 13, 2025
10.3*	Bonus Shares Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025
10.4*	Share Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025
10.5	Form of Amendment to Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
10.6*	Form of Director Indemnification Agreement
10.7*	Equity Incentive Plan
14.1*	Code of Ethics and Business Conduct
15.1*	Consent from Marcum Asia LLP
15.2*	Consent from Marcum Asia LLP
15.3*	Consent from Marcum LLP
16*	Letter from Marcum LLP
99.1*	Unaudited Financial Statements for GCL Global Holdings Ltd as of September 30, 2024 and for the six months ended September 30, 2024
99.2	Unaudited Financial Statements for GCL Global Limited for the six months ended September 30, 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
99.3*	GCL Global Limited’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.4*	Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended September 30, 2024, and for the year ended March 31, 2024
99.5*	Clawback Policy

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GCL GLOBAL HOLDINGS LTD

February 26, 2025	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group Chief Executive Officer and Director