Form 20-F/A
period 2025-03-31
GCL Global Holdings Ltd
filed 2026-04-09
CIK 2002045

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

GCL Global Holdings Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Form 20-F/A”) to amend its Annual Report on Form 20-F for the year ended March 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2025 (the “Original Filing”). We are filing this Form 20-F/A to amend Item 5, Items 15 and 18 of the Original Filing. This Form 20-F/A includes new certifications as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, from the Company’s Group Chief Executive Officer and Group Chief Financial Officer, dated as of the date of filing of this Form 20-F/A.

Except as described above, no other information included in the Original Filing is being amended or updated by this Form 20-F/A and, other than as described herein, this Form 20-F/A does not purport to reflect any information or events subsequent to the Original Filing. This Form 20-F/A continues to describe the conditions as of the date of the Original Filing and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results, or developments that have occurred or facts that have become known to us after the date of the Original Filing, and such forward-looking statements should be read in their historical context. Accordingly, this Form 20-F/A should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

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

We derive revenues from (i) distribution and sale of console game, hardware, and accessories; (ii) game publishing; (iii) media advertising services; and (iv) others. The total revenue increased by $44.5 million, or 45.7% to approximately $142.1 million for the year ended March 31, 2025 from approximately $97.5 million for the same period in 2024. This increase in revenue was primarily attributable to the approximately $32.2 million increased sales from console game, hardware, and accessories and increase of approximately $12.6 million in game publishing revenue. The total revenue increased by $20.1 million, or 25.9%, to approximately $97.5 million for the year ended March 31, 2024 from approximately $77.4 million for the same period in 2023. This increase in revenue was primarily attributable to the approximately $22.9 million increased sales from console game, hardware, and accessories and offset by decrease of approximately $2.7 million in game publishing revenue.

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

Results of Operations

Comparison of the Years Ended March 31, 2025 and 2024

	For the Years Ended March 31,
	2025	2024	Change	Percentage Change
Revenues	$142,072,586	$97,534,701	$44,537,885	45.7%
Cost of revenues	120,829,225	84,216,243	(36,612,982)	43.5%
Gross profit	21,243,361	13,318,458	7,924,903	59.5%
Selling and marketing	2,568,702	2,602,892	(34,190)	(1.3)%
General and administrative	15,438,447	13,109,638	2,328,809	17.8%
Income (loss) from operations	3,236,212	(2,394,072)	5,630,284	(235.2)%
Other income, net	2,941,881	486,407	2,455,474	504.8%
Income tax expense	1,128,672	53,291	1,075,381	2017.9%
Net income (loss)	$5,049,421	$(1,960,956)	$7,010,377	(357.5)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game, hardware, and accessories	$123,263,542	86.8%	$91,028,673	93.3%	$32,234,869	35.4%
Game publishing	23,757,232	16.7%	4,446,872	4.6%	19,310,360	434.2%
Media advertising services	2,238,364	1.6%	2,716,090	2.8%	(477,726)	(17.6)%
Others	541,156	0.4%	368,128	0.4%	173,028	47.0%
Elimination of intersegment revenue	(7,727,708)	(5.5)%	(1,025,062)	(1.1)%	(6,702,646)	653.9%
Total revenues	$142,072,586	100.0%	$97,534,701	100.0%	$44,537,885	45.7%

Our revenues are mainly derived from sale of console game, hardware, and accessories, hardware, and accessories, game publishing, and media advertising service. The total revenue increased by approximately $44.5 million, or 45.7%, to approximately $142.1 million for the year ended March 31, 2025 from approximately $97.5 million for the same period in 2024. The increase was mainly attributed to the following:

Sale of console game, hardware, and accessories

Our revenue from sale of console game, hardware, and accessories increased by approximately $32.2 million, or 35.4%, to approximately $123.3 million for the year ended March 31, 2025 from approximately $91.0 million for the year ended March 31, 2024. The increase was primarily attributable to increase in revenue from sales of console game codes of approximately $34.6 million, representing an 65.8% increase in revenue from sales of console game codes. The reason for the increase in revenue from sales of console game codes was that we experienced higher demand for game downloads from online stores, allowing us to sell 4,656,893 copies of game codes for the year ended March 31, 2025, compared to 3,787,922 copies for the same period in 2024. The increase was offset by decrease in revenue from sales of physical console game of approximately $2.3 million, representing a 6.1% decrease in revenue from sales of physical console game primarily due to shifting consumer preferences toward digital downloads over physical discs.

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

Our revenue from game publishing increased by approximately $12.6 million, or 367.1%, to approximately $16.0 million, net of intersegment revenue eliminations of approximately $7.7 million, for the year ended March 31, 2025, from approximately $3.4 million, net of intersegment revenue eliminations of approximately $1.0 million, for the year ended March 31, 2024. The increase was primarily due to the increase in revenue generated from the new game title, Black Myth: Wukong, which was initially published during the fiscal year ended March 31, 2025. Black Myth: Wukong generated approximately $11.2 million in game publishing revenue during the year ended March 31, 2025, reflecting strong market demand following its initial launch.

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

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game, hardware, and accessories	$115,884,467	95.9%	$80,804,637	95.9%	$35,079,830	43.4%
Game publishing	11,110,156	9.2%	2,736,076	3.2%	8,374,080	306.1%
Advertising services	956,391	0.8%	1,389,562	1.6%	(433,171)	(31.2)%
Others	174,578	0.1%	135,669	0.2%	38,909	28.7%
Elimination of intersegment cost of revenue	(7,296,367)	(6.0)%	(849,701)	(0.9)%	(6,446,666)	758.7%
Total Cost of revenues	$120,829,225	100.0%	$84,216,243	100.0%	$36,612,982	43.5%

Cost of revenue increased by approximately $36.6 million, or 43.5%, to approximately $120.8 million for the year ended March 31, 2025 from approximately $84.2 million for the same period in 2024. The increase in cost of revenues was attributed to the following:

Cost of revenue from console game, hardware, and accessories increased by approximately $28.2 million, or 35.2%, to approximately $108.6 million, net of elimination of intersegment cost of revenue of approximately $7.3 million for the year ended March 31, 2025 from approximately $80.3 million, net of elimination of intersegment cost of revenue of approximately $0.5 million for the same period in 2024. The increase was in line with increase in revenue from console game, hardware, and accessories.

Cost of revenue from game publishing increased by approximately $8.8 million, or 372.6%, to approximately $11.1 million for the year ended March 31, 2025 from approximately $2.4 million, net of intersegment cost of revenue of approximately $0.3 million for the same period in 2024. The increased cost of game publishing was in line with the increase of revenue from game publishing.

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

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Years Ended March 31,
	2025	2024	Change (USD)	Change (%)
Console game, hardware, and accessories
Segment gross profit margin	$7,379,075	$10,224,036	$(2,844,961)	(27.8)%
Elimination of intersegment cost of revenue	7,296,367	464,477	6,831,890	1,470.9%
Elimination of intersegment revenue	-	(9,868)	9,868	(100.0)%
Gross profit margin	$14,675,442	$10,678,645	$3,996,797	37.4%
Gross profit percentage	11.9%	11.7%	0.2%
Game Publishing
Segment gross profit margin	$12,647,076	$1,710,796	$10,936,280	639.3%
Elimination of intersegment cost of revenue	-	385,224	(385,224)	(100.0)%
Elimination of intersegment revenue	(7,727,708)	(1,015,194)	(6,712,514)	661.2%
Gross profit margin	$4,919,368	$1,080,826	$3,838,542	355.1%
Gross profit percentage	30.7%	31.5%	(0.8)%
Advertising Service
Gross profit margin	$1,281,973	$1,326,528	$(44,555)	(3.4)%
Gross profit percentage	57.3%	48.8%	8.4%
Others
Gross profit margin	$366,578	$232,459	$134,119	57.7%
Gross profit percentage	67.7%	63.1%	4.6%
Total
Gross profit	$21,243,361	$13,318,458	$7,924,903	59.5%
Gross profit margin	15.0%	13.7%	1.3%

Our gross profit increased by approximately $7.9 million, or 59.5%, to approximately $21.2 million for the year ended March 31, 2025 from approximately $13.3 million for the same period in 2024. The increase was primarily attributable to increased gross profit from console game, hardware, and accessories and game publishing by approximately $4.0 million and $3.8 million, respectively. These increases are consistent with the corresponding growth in revenue from console game, hardware, and accessories and game publishing.

For the year ended March 31, 2025, our overall gross margin increased slightly to 15.0% from 13.7% for the year ended March 31, 2024, primarily reflecting our ability to maintain stable pricing and cost structure across our major segments, including console game, hardware, and accessories and game publishing.

Console game, hardware, and accessories

After elimination of intersegment transactions, segment gross profit from console game, hardware, and accessories increased by approximately $4.0 million to approximately $14.7 million for the year ended March 31, 2025, primarily driven by higher sales volume. The difference between segment and consolidated results was mainly attributable to higher intersegment cost of revenue eliminations in the current period.

Gross profit margin for console game, hardware, and accessories remained relatively stable at 11.9% for the year ended March 31, 2025 compared to 11.7% for the year ended March 31, 2024, primarily reflecting our ability to maintain stable pricing and cost structure.

Game Publishing

After elimination of intersegment transactions, segment gross profit from game publishing increased by approximately $3.8 million to approximately $4.9 million for the year ended March 31, 2025, primarily driven by revenue generated from the new game title, Black Myth: Wukong. The difference between segment and consolidated results was mainly attributable to higher intersegment revenue eliminations in the current period.

Gross profit margin for game publishing decreased slightly to 30.7% for the year ended March 31, 2025 from 31.5% for the year ended March 31, 2024, primarily reflecting our ability to maintain stable pricing and cost structure.

Advertising Service

Gross profit from advertising services increased slightly to approximately $1.3 million for the year ended March 31, 2025 from approximately $1.3 million for the year ended March 31, 2024. The increase was primarily attributable to improved cost efficiency, partially offset by a slight decrease in revenue.

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

Segment profit (loss)

Our segment profit (loss) from our reportable segments is summarized as follows:

	For the Years Ended March 31,
	2025	2024	Change	Percentage Change
Console game, hardware, and accessories	$(4,027,124)	$2,088,637	$(6,115,761)	(292.8)%
Game publishing	10,675,791	(220,800)	10,896,591	(4,935.1)%
Advertising service	(213,510)	(640,416)	426,906	(66.7)%
Total reportable segment profit	$6,435,157	$1,227,421	$5,207,736	424.3%

Console game, hardware, and accessories

Segment loss from console games, hardware, and accessories was approximately $4.0 million for the year ended March 31, 2025, compared to segment profit of approximately $2.1 million for the year ended March 31, 2024, representing a decrease of approximately $6.1 million. The decrease was primarily attributable to higher operating expenses, including increases in salary expenses, advertising and marketing expenses, and other segment operating costs, offset by increase in segment gross profit as discussed above.

Game publishing

Segment profit from game publishing increased significantly to approximately $10.7 million for the year ended March 31, 2025 from a segment loss of approximately $0.2 million for the year ended March 31, 2024, representing an increase of approximately $10.9 million. The increase was primarily attributable to the higher segment gross profit discussed above, as well as decreases in advertising and marketing expenses and provision for credit losses. These increases were partially offset by higher salary expenses associated with the expansion of the game publishing operations.

Advertising service

Segment loss from advertising services decreased to approximately $0.2 million for the year ended March 31, 2025 from approximately $0.6 million for the year ended March 31, 2024, representing an improvement of approximately $0.4 million. The decrease in segment loss was primarily attributable to lower operating expenses during the current period, including reductions in salary expenses, provision for credit losses, and amortization and depreciation expenses, reflecting improved cost control and operational efficiency within the segment.

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

Results of Operations

Comparison of The Years Ended March 31, 2024 and 2023

	For the Years Ended March 31,
	2024	2023	Change	Percentage Change
Revenues	$97,534,701	$77,444,155	$20,090,546	25.9%
Cost of revenues	$84,216,243	$63,598,608	$20,617,635	32.4%
Gross profit	$13,318,458	$13,845,547	$(527,089)	(3.8)%
Selling and marketing	$2,602,892	$2,689,213	$(86,321)	(3.2)%
General and administrative	$13,109,638	$7,555,613	$5,554,025	73.5%
(Loss) income from operations	$(2,394,072)	$3,600,721	$(5,994,793)	(166.5)%
Other expense, net	$486,407	$(839,909)	$1,326,316	(157.9)%
Income tax expense	$53,291	$620,142	$(566,851)	(91.4)%
Net (Loss) income	$(1,907,665)	$2,140,670	$(4,101,626)	(191.6)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2024	%	2023	%	USD	%
Console game, hardware, and accessories	$91,028,673	93.3%	$68,125,837	88.0%	$22,902,836	33.6%
Game publishing	4,446,872	4.6%	7,808,526	10.1%	(3,361,654)	(43.1)%
Media advertising services	2,716,090	2.8%	3,318,496	4.3%	(602,406)	(18.2)%
Other	368,128	0.4%	—	—%	368,128	100.0%
Elimination of intersegment revenue	(1,025,062)	(1.1)%	(1,808,704)	(2.4)%	(783,642)	(43.3)%
Total revenues	$97,534,701	100.0%	$77,444,155	100.0%	$20,090,546	25.9%

Our revenues are mainly derived from sale of console game, hardware, and accessories, game publishing, and media advertising service. The total revenue increased by approximately $20.1 million, or 25.9%, to approximately $97.5 million for the year ended March 31, 2024 from approximately $77.4 million for the same period in 2023. The increase was mainly attributable to the following:

Sale of Console Game

Our revenue from sale of console game, hardware, and accessories increased by $22.9 million, or 33.6%, to approximately $91.0 million for the year ended March 31, 2024 from approximately $68.1 million for the year ended March 31, 2023. The increase was primarily attributable to increase in revenue from sales of console game codes of approximately $24.0 million, representing an 84.0% increase in revenue from sales of console game codes. The increase of revenue from sales of console game codes was that we experienced higher demand for game downloads from online stores, allowing us to sell 3,787,922 copies of game codes for the year ended March 31, 2024, compared with 1,647,361 copies for the same period in 2023.

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

Our revenue from game publishing decreased by approximately $2.7 million, or 43.8%, to approximately $3.4 million, net of intersegment revenue eliminations of approximately $1.0 million, for the year ended March 31, 2024, from approximately $6.1 million, net of intersegment revenue eliminations of approximately $1.7 million, for the year ended March 31, 2023. The decrease in revenue from game publishing was primarily due to the decline in revenue generated from the game title, Atomic Heart, which was initially published during the fiscal year ended March 31, 2023 as sales typically peak shortly after a game’s release due to initial excitement and high demand, then decline over time as the market becomes saturated and player interest wanes.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.6 million to approximately $2.7 million for the year ended March 31, 2024 from approximately $3.3 million for the same period of 2023. The decrease was driven partially by a decrease in revenue from social media advertising service for approximately $0.2 million due to reduced earnings from our YouTube channel, which is highly dependent on video views. It was also caused by a decreased revenue from video marketing campaign services of approximately $0.4 million due to fewer service contracts entered when compared to the same period in 2023.

Other revenue

Other revenue comprised sales of fashion jewelry through our online e-commerce platform. For the year ended March 31, 2024, this revenue amounted to approximately $0.4 million. Going forward into 2025 and beyond, we anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2024	%	2023	%	USD	%
Console game	$80,804,637	95.9%	$58,830,444	92.5%	$21,974,193	37.4%
Game publishing	2,736,076	3.2%	5,040,097	7.9%	(2,304,021)	(45.7)%
Advertising services	1,389,562	1.6%	1,536,771	2.4%	(147,209)	(9.6)%
Others	135,669	0.2%	—	—%	135,669	100.0%
Elimination of intersegment cost of revenue	(849,701)	(0.9)%	(1,808,704)	(2.8)%	(959,003)	(53.0)%
Total Cost of revenues	$84,216,243	100.0%	$63,598,608	100.0%	$20,617,635	32.4%

Cost of revenue increased by approximately $20.6 million, or 32.4%, to approximately $84.2 million for the year ended March 31, 2024 from approximately $63.6 million for the same period in 2023. The increase in cost of revenues was attributable to the following:

Cost of revenue from console game, hardware, and accessories increased by approximately $22.3 million, or 38.5%, to approximately $80.3 million, net of elimination of intersegment cost of revenue of approximately $0.5 million for the year ended March 31, 2024 from approximately $58.1 million, net of elimination of intersegment cost of revenue of approximately $0.7 million for the same period in 2023. The increase was primarily driven by increase of revenue from console game, hardware, and accessories as more units (both compact discs and console game codes) were sold during year ended March 31, 2024. Additionally, the increase was attributable to higher purchasing costs, which were influenced by price increases from our vendors.

Cost of revenue from game publishing decreased by approximately $1.7 million, or 42.1%, to approximately $2.4 million, net of intersegment cost of revenue of approximately $0.3 million for the year ended March 31, 2024 from approximately $4.1 million, net of intersegment cost of revenue of approximately $0.9 million for the same period in 2023. This decrease was primarily driven by a reduction in development fees, which corresponded to the overall decline in game publishing revenue of approximately $2.7 million, or 43.8%. As the Company remits a development fee based on a percentage of revenue generated from the gaming platform, the reduction in revenue directly resulted in lower development fees owed to the developer.

Cost of revenue from media advertising decreased approximately $0.1 million to approximately $1.4 million for the year ended March 31, 2024 from approximately $1.5 million for the same period in 2023. The decrease was attributable to decrease in the cost of revenue from social media advertising service by $0.2 million as we incurred less video production cost related to creating video content published on our YouTube Channel. The decrease in the cost of revenue from media advertising was offset by increased cost of revenue from video marketing campaign production by approximately $0.1 million as we incurred higher labor cost.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Years Ended March 31,
	2024	2023	Change (USD)	Change (%)
Console Game
Segment gross profit margin	$10,224,036	$9,295,393	$928,643	10.0%
Elimination of intersegment cost of revenue	464,477	825,010	(360,733)	(43.7)%
Elimination of intersegment revenue	(9,868)	(50,664)	40,796	(80.5)%
Gross profit margin	$10,678,645	$10,069,939	$608,706	6.0%
Gross profit percentage	11.7%	14.8%	(3.1)%
Game Publishing
Segment gross profit margin	$1,710,796	$2,768,429	$(1,057,633)	(38.2)%
Elimination of intersegment cost of revenue	385,224	983,338	(598,114)	(60.8)%
Elimination of intersegment revenue	(1,015,194)	(1,705,245)	690,051	(40.5)%
Gross profit margin	$1,080,826	$2,046,522	$(965,696)	(47.2)%
Gross profit percentage	31.5%	33.5%	(2.0)%
Advertising Service
Segment gross profit margin	$1,326,528	$1,781,725	$(455,197)	(25.5)%
Elimination of intersegment cost of revenue	-	156	(156)	(100.0)%
Elimination of intersegment revenue	-	(52,795)	52,795	(100.0)%
Gross profit margin	$1,326,528	$1,729,086	$(402,558)	(23.3)%
Gross profit percentage	48.8%	52.9%	(4.1)%
Others
Gross profit margin	$232,459	$—	$232,459	100.0%
Gross profit percentage	63.1%	—%	63.1%
Total
Gross profit	$13,318,458	$13,845,547	$(527,089)	(3.8)%
Gross profit margin	13.7%	17.9%	(4.2)%

Our gross profit decreased by approximately $0.5 million, or 3.8%, to approximately $13.3 million for the year ended March 31, 2024 from approximately $13.8 million for the same period in 2023. The decrease in profit was primarily attributable to decreased gross profit from game publishing by approximately $1.0 million and decreased gross profit from advertising services by approximately $0.4 million for the year ended March 31, 2024. The decrease in gross profit then was offset by an increased gross profit from sale of console game, hardware, and accessories by approximately $0.6 million and increased gross profit from others by approximately $0.2 million for the year ended March 31, 2024.

Console game, hardware, and accessories

After elimination of intersegment transactions, segment gross profit from console game, hardware, and accessories increased by approximately $0.6 million to approximately $10.7 million for the year ended March 31, 2024, primarily driven by higher sales volume. The difference between segment and consolidated results was mainly attributable to higher intersegment cost of revenue eliminations in the current period.

Gross profit margin for console game, hardware, and accessories decreased 3.1% as we experienced higher cost in purchasing console game for resale due to price increase from our vendors.

Game Publishing

After elimination of intersegment transactions, segment gross profit from game publishing decreased by approximately $1.0 million to approximately $1.1 million for the year ended March 31, 2024, primarily driven by decrease of revenue. The difference between segment and consolidated results was mainly attributable to lower intersegment revenue and cost of revenue eliminations in the current period.

Gross profit margin for game publishing decreased 2.0% due to certain games requiring a higher percentage of revenue to be distributed to developers as part of their development fee structure.

Advertising Service

Gross profit from advertising services decrease to approximately $1.3 million for the year ended March 31, 2024 from approximately $1.7 million for the year ended March 31, 2023. The decrease was primarily attributable to decrease revenue in video marketing campaign service and advertising income from social media.

Gross profit margin for advertising services decreased 4.1% was mainly due increased of labor and production cost.

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

Segment profit (loss)

Our segment profit (loss) from our reportable segments is summarized as follows:

	For the Years Ended March 31,
	2024	2023	Change	Percentage Change
Console game, hardware, and accessories	$2,088,637	$3,093,269	$(1,004,632)	(32.5)%
Game publishing	(220,800)	1,468,956	(1,689,756)	(115.0)%
Advertising service	(640,416)	97,842	(738,258)	(754.5)%
Total reportable segment profit	$1,227,421	$4,660,067	$(3,432,646)	(73.7)%

Console game, hardware, and accessories

Segment profit from console games, hardware, and accessories was approximately $2.1 million and $3.1 million for the year ended March 31, 2025 and 2024, respectively, representing a decrease of approximately $1.0 million. The decrease was primarily attributable to increase in amortization and depreciation expense, salary expenses, and other segment operating costs, partially offset by increase in segment gross profit.

Game publishing

Segment loss from game publishing was approximately $0.2 million for the year ended March 31, 2024, compared to segment profit from game publishing of approximately $1.5 million for the same period in 2023, representing a change of approximately $1.7 million. The change was primarily driven by decrease in segment gross profit. In addition, the segment profit was further decreased by increased in salary expenses associated with the expansion of game publishing operations.

Advertising service

Segment loss from advertising services was approximately $0.6 million for the year ended March 31, 2024, compared to segment profit of approximately $0.1 million for the same period in 2023, representing a change of approximately $0.7 million. The change was primarily attributable to decrease in segment gross profit, as well as increase in salary expenses due to higher labor costs.

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

In connection with our investment in Nekcom pursuant to the Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”), a portion of the purchase consideration was structured in the form of our ordinary shares that are currently held in escrow and subject to certain performance-based conditions tied to the recoupment of the minimum guarantee (the “Minimum Guarantee”), which represents a contractually specified guaranteed publishing payment that we agreed to provide under the related publishing agreement and that is recoverable by us from our contractual share of revenues generated from the exploitation and distribution of the game. The full recoupment date (the “Full Recoupment Date”) is the date on which the we have recovered, through its contractual share of publishing revenues under the publishing agreement, an amount equal to the full Minimum Guarantee. If, at the Full Recoupment Date, the volume weighted average price (“VWAP”) of the consideration shares over the thirty trading days immediately preceding the Full Recoupment Date is below $1,200,000, we would be required to pay Nekcom the shortfall between $7,500,000 and the value of the consideration shares in cash.

As of March 31, 2025 and through the date of issuance of the consolidated financial statements, the VWAP of the Consideration Shares was below $1,200,000. However, any potential obligation to settle the shortfall in cash remains contingent upon the occurrence of the Full Recoupment Date, which had not occurred as of March 31, 2025 because the Minimum Guarantee had not yet been fully recouped through publishing revenues.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act.

In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2025, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (i) lack of accounting staff and resources with appropriate knowledge of GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. To remediate the material weaknesses, the Company has begun, and will continue, to (A) hire additional finance and accounting staff with qualifications and work experience in GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement remedial actions in order to implement effective control over financial reporting.

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described above, as of March 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company are included at the end of this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of GCL Global Holdings Ltd (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F, filed with the SEC on February 26, 2025).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
4.1	Form of Senior Convertible Note issued on May 22, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on May 22, 2025)
4.2	Form of Warrant issued on July 7, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 8, 2025)
4.2.1	Amendment No. 1 to Warrant dated July 29, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 29, 2025)
10.1	Assignment, Assumption and Amendment Agreement by and among RFAC, the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025).
10.2	Registration Rights Agreement by and among the Company, GCL Global Limited and certain holders named therein, dated February 13, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.3	Bonus Shares Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.3 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.4	Share Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.4 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.5	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on October 18, 2024)
10.5.1	Form of Amendment to Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
10.6	Series B Preferred Stock Purchase Agreement by and between GCL Global Limited and Nekcom Inc. dated November 20, 2024 (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.6.1	Addendum to Payment Rescheduling Agreement by and among GCL Global Limited, Nekcom Inc. and other parties named therein dated July 10, 2025 (incorporated by reference to Exhibit 10.6.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.6.2	First Amendment to Series B Preferred Stock Purchase Agreement between GCL Global Limited and Nekcom Inc., dated May 15, 2025 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, filed with the SEC on January 30, 2026)
10.7	Securities Purchase Agreement between the Company and the investor named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.8	Registration Rights Agreement between the Company and the buyer named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)

10.9##	Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.10	The First Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.11	The Second Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated October 17, 2023 (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.12	The Third Contract Addendum for the Sales and Purchase Agreement by and between GCL Global Pte. Ltd. (formerly known as Ludus Asia Pte. Ltd.) and Vendors dated December 29, 2024 (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.13##	Share Sale and Purchase Agreement dated March 19, 2025 by and between GCL Global Pte. Ltd. and parties named therein (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025).
10.14	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.15	Equity Incentive Plan, effective February 13, 2025 (incorporated by reference to Exhibit 4.2 of the Company’s Form S-8 filed with the SEC on May 1, 2025)
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022.
14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
21	List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
23.1*	Consent from Marcum Asia LLP
97	Clawback Policy (incorporated by reference to Exhibit 99.5 of The Company’s Form 20-F filed with the SEC on February 26, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
#	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). PubCo agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, PubCo may request confidential treatment of omitted items.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.
**	Furnished herewith. This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filings of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

GCL GLOBAL HOLDINGS LTD

April 9, 2026	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group Chief Executive Officer and Director

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2023 to 2026.

New York, New York

July 31, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in U.S dollar, except for the number of shares)

	As of March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,247,380	$2,677,059
Restricted cash	3,131,335	1,656,678
Accounts receivable, net	25,761,683	17,413,086
Amount due from related parties	392,334	21,880
Inventories, net	5,936,223	4,826,217
Other receivable and other current assets, net	1,733,022	460,997
Prepayments, net	6,239,861	5,510,988
Derivative asset	269,119	-
Loan to third party	382,024	-
Total current assets	62,092,981	32,566,905

NONCURRENT ASSETS
Property and equipment, net	380,315	505,111
Definite-lived intangible assets, net	2,207,852	3,273,226
Indefinite-lived intangible assets	14,324,323	6,858,114
Goodwill	2,990,394	2,990,394
Long-term investments	15,435,274	71,045
Other receivable, non-current	-	167,000
Prepayments, a related party	3,000,000	-
Operating leases right-of-use assets	442,376	1,128,066
Finance leases right-of-use assets	363,008	470,100
Deferred merger costs	-	1,065,854
Deferred tax assets, net	351,060	462,429
Total noncurrent assets	39,494,602	16,991,339

TOTAL ASSETS	$101,587,583	$49,558,244

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$10,500,085	$8,812,807
Accounts payable	28,389,357	7,016,238
Accounts payable, a related party	4,567,337	6,567,480
Contract liabilities	505,323	209,903
Other payables and accrued liabilities	4,702,791	3,101,586
Operating lease liabilities, current	376,751	792,197
Contingent consideration for acquisition, current	1,121,006	2,319,000
Finance leases liabilities, current	84,528	72,868
Amount due to related parties	683,338	486,016
Tax payables	1,417,173	1,017,143
Total current liabilities	52,347,689	30,395,238

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	110,368	370,103
Finance leases liabilities, non-current	164,606	234,765
Bank loans, non-current	1,421,139	208,010
Deferred investment consideration payable	7,500,000	-
Derivative liabilities, non-current	3,086,519	-
Deferred tax liabilities	-	346,969
Contingent consideration for acquisition, non-current	-	1,378,000
Total non-current liabilities	12,282,632	2,537,847

TOTAL LIABILITIES	64,630,321	32,933,085

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Ordinary shares subject to possible redemption, nil and 217,724 shares as of March 31, 2025 and 2024, respectively*	-	700,000

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized, 126,276,372 and 105,055,344 shares issued as of March 31, 2025 and 2024, respectively, and 121,947,978 and 105,055,344 outstanding as of March 31, 2025 and 2024, respectively*	12,196	10,506
Additional paid-in capital	18,149,582	1,730,098
Retained earnings	17,513,985	11,938,374
Accumulated other comprehensive income (loss)	178,312	(120,551)
TOTAL GCL Global Holdings Ltd shareholders’ equity	35,854,075	13,558,427

Non-controlling interests	1,103,187	2,366,732

TOTAL SHAREHOLDERS’ EQUITY	36,957,262	15,925,159

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$101,587,583	$49,558,244

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

For the Years Ended March 31, 2025, 2024 and 2023

(Stated in U.S. dollar, except for the number of shares)

					Accumulated
			Additional		other	Non-	Total
	Ordinary share*		paid-in	Retained	comprehensive	controlling	shareholders’
	Shares	Par value	capital	earnings	(loss) income	interest	equity
Balance as of March 31, 2022	25,896,000	$2,590	$1,102,505	$11,325,759	$(3,524)	$23,774	$12,451,104
Reverse recapitalization	79,076,376	7,908	(7,908)	-	-	-	-
Balance as of March 31, 2022	104,972,376	10,498	1,094,597	11,325,759	(3,524)	23,774	12,451,104
Net income	-	-	-	1,986,119	-	154,551	2,140,670
Recognition of non-controlling interest from acquisition of a subsidiary	-	-	-	-	-	2,590,000	2,590,000
Foreign currency translation adjustments	-	-	-	-	(25,336)	(550)	(25,886)
Balance as of March 31, 2023	104,972,376	10,498	1,094,597	13,311,878	(28,860)	2,767,775	17,155,888
Recognition of non-controlling interest from acquisition of subsidiaries	-	-	381,947	-	-	182,599	564,546
Accretion from change in fair value of ordinary shares subject to possible redemption	-	-	(12,652)	-	-	-	(12,652)
Net loss	-	-	-	(1,373,504)	-	(587,452)	(1,960,956)
Shares issuance for partial settlement of contingent consideration for acquisition	82,969	8	266,206	-	-	-	266,214
Foreign currency translation adjustments	-	-		-	(91,691)	3,810	(87,881)
Balance as of March 31, 2024	105,055,345	10,506	1,730,098	11,938,374	(120,551)	2,366,732	15,925,159
Reclassification of redeemable ordinary shares from mezzanine to permanent equity	217,724	22	699,978	-	-	-	700,000
Net loss	-	-	-	5,587,625	-	(538,204)	5,049,421
Acquisition of additional controlling interest of subsidiaries	-	-	(192,186)	-	2,030	(740,725)	(930,881)
Shares issuance for partial settlement of contingent consideration for acquisition	1,059,628	106	2,633,344	-	-	-	2,633,450
Ordinary shares issued for conversion of convertible notes	7,338,887	734	25,062,327	-	-	-	25,063,061
Issuance of ordinary share upon the reverse recapitalization	6,276,394	628	(10,081,840)	-	-	-	(10,081,212)
Incremental fair value of warrants upon the reverse recapitalization	-	-	12,014	(12,014)	-	-	-
Merger transaction cost	-	-	(1,713,953)	-	-	-	(1,713,953)
Stock-based compensation	2,000,000	200	(200)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	296,833	15,384	312,217
Balance as of March 31, 2025	121,947,978	$12,196	$18,149,582	$17,513,985	$178,312	$1,103,187	$36,957,262

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

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

The Company, through its subsidiaries in Singapore, Malaysia, Hong Kong, China, Brazil, the United Kingdom, and Dubai operates its business in four segments, 1) distribution of console game, hardware, and accessories, 2) game publishing, 3) media advertising service, and 4) others.

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

On December 12, 2024, Titan Digital sold all of its equity interest in Martiangear to GCL Global SG for a total consideration of SGD 10.

(4)	On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for a total consideration of $1,200,000. As a result of this acquisition, GCL Global SG increased its equity interest in 2Game from 51% to 61% (See Note 18).

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

Segment reporting

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and reviews consolidated financial information as well as segment-level financial results for purposes of evaluating performance and allocating resources. The CODM evaluates segment performance primarily based on segment profit (loss). Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within four operating and three reportable segments as set forth in Note 25.

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

Restricted cash consists of fixed deposits being held as collateral to secure the banking facilities. As of March 31, 2025 and 2024, the Company had deposit amounted to $3,131,335 and $1,656,678, respectively, held in the banks as collateral to secure the banking facilities which the Company signed with HSBC Bank and Citibank (referred to Note 13).

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

Debt Issuance Costs

The Company incurred debt issuance costs in connection with the issuance of convertible notes described in Note 15. As the Company has elected to account for the convertible notes at fair value under the fair value option, all related debt issuance costs are expensed immediately in the period incurred.

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

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock;

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share). Upon closing of the Business Combination, 11,499,980 RFAC Rights were converted into 1,149,998 shares of the Company’s ordinary shares;

●	2,000,000 shares of the Company’s ordinary shares were issued as an incentive to certain investors in connection with transaction financing; and

The following table presents the number of the Company’s ordinary shares issued and outstanding immediately following the Reverse Recapitalization:

Ordinary Share
RFAC’s common stock outstanding prior to Reverse Recapitalization	4,276,394
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of GCL Global’s ordinary shares	120,000,000

Minus ordinary share placed in escrow:
Bonus Shares in connection with convertible note (See Note 15)	(2,201,665)
Issuance of ordinary shares in connection with long-term investment in Nekcom Inc. (“Nekcom”) (See Note 5)	(2,126,729)
Rounding	(22)
Total ordinary share issued and outstanding	121,947,978

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

In connection with the Nekcom SPA and the related publishing agreement (“Publishing Agreement”), the Company agreed to provide a minimum guarantee of $3,000,000 (the “Minimum Guarantee”) to Nekcom in connection with its appointment as exclusive global publisher and distributor of the game, SHOWA American Story. The Minimum Guarantee represents a contractually specified guaranteed publishing payment that is recoverable by the Company from revenues generated from the exploitation and distribution of the game under the Publishing Agreement. The full recoupment date (“Full Recoupment Date”) refers to the date on which the Purchaser has recovered, through its contractual share of revenues, an amount equal to the full Minimum Guarantee. As of the date of this report, the game, SHOWA American Story, is still under development, and therefore, no portion of the Minimum Guarantee has been recouped.

If either (i) Full Recoupment is not achieved within twelve (12) months following the commercial launch of the game, or (ii) the game is not commercially launched on or before December 31, 2026, the Nekcom Consideration Shares and the Nekcom Additional Consideration Shares held in escrow may be subject to forfeiture and return, at the discretion of the Company.

The Publishing Agreement grants the Company exclusive rights to publish, market, and distribute the game globally, except for certain excluded territories and platforms. Revenues under the Publishing Agreement are determined based on a defined net revenue measure, which generally represents gross revenues generated from the exploitation of the game, net of applicable platform fees, taxes, refunds, and other agreed deductions. The Company is entitled to recover the Minimum Guarantee from such net revenues, and revenue sharing between the Company and Nekcom commences only after the Minimum Guarantee has been fully recouped by the Company.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until Full Recoupment Date of the minimum guarantee when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to the Company for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash. As a result of the investment in Nekcom, our Chairman of the Board, Mr. Choo See Wee, became a member of Nekcom’s Board of Directors.

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

As of March 31, 2025 and through the date of the issuance of the consolidated financial statements, the VWAP of the Consideration Shares was below $1.2 million. However, the obligation to settle any potential shortfall in cash under the Nekcom SPA is contingent upon the occurrence of the Full Recoupment Date, which had not occurred as of March 31, 2025 because the Minimum Guarantee had not yet been fully recouped through publishing revenues.

The Company’s investment in Nekcom’s Series B Preferred Shares are classified as equity securities but do not meet the criteria to be considered in-substance common stock under ASC 323-10-15-13. In making this determination, the Company considered the rights and preferences of the Series B Preferred Shares relative to Nekcom’s common stock. Nekcom’s Series B Preferred Shares include (i) a substantive liquidation preference that provides priority over common shareholders, (ii) preferential dividend rights that provide a return structure different from common equity, and (iii) participation in residual returns only upon conversion into common stock. As a result, the Series B Preferred Shares do not possess risks and rewards that are substantially similar to those of common stock. Consequently, the Nekcom investment is not accounted for under the equity method. As a result, the investment Nekcom’s Series B Preferred Shares does not qualify for equity method accounting under ASC 323 and is instead accounted for under ASC 321 as an equity investment to measure it at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of the acquisition date, the $7,500,000 cash consideration, $364,229 acquisition cost, and $7,500,000 share consideration were determined to be included in the initial investment cost. And the Company will assess the impairment as subsequent measurement. As of March 31, 2025, no impairment was recorded against investment in Nekcom.

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

Note 13 — Bank Loans

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

Note 14 — Other payables and accrued liabilities

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

Note 15 — Convertible Notes and Derivative Liabilities

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

Note 16 — Deferred investment consideration payable

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

Note 17 — Related party balances and transactions

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

Note 18 — Shareholders’ equity

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

Conversion of convertible notes

On February 13, 2025, convertible notes in the aggregate principal amount of $33,025,000 were converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 ordinary shares of the Company were issued and held in an escrow account for three years as Bonus Shares (See Note 15).

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

Note 19 — Income tax

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

Note 20 — Concentration of Credit risk

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

Note 21 — Leases

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

Note 22 — Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Commitment

On December 18, 2024, the Company, through its subsidiary 4Divinity SG, entered into a Publishing Agreement with NEKCOM Private Limited and its PRC affiliate (collectively, “NEKCOM”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5.0 million, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of March 31, 2025, the Company had paid $3,000,000 of  the minimum sales guarantee (See Note 17).

Note 23 — Earning (loss) per share

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24 — Segment information

The Company presents segment information on a basis consistent with the internal financial information reviewed by the Chief Operating Decision Maker (“CODM”), which includes intersegment revenues and related expenses. Intersegment amounts are eliminated in consolidation. Intersegment revenues and related expenses are recorded at negotiated transfer prices that include a markup and are eliminated in consolidation. In general, revenue, cost of revenue and operating expenses are directly attributable to, or allocated to, each segment.

The Company’s Chief Executive Officer serves as the CODM. The CODM evaluates the performance of reportable segments and allocates resources primarily based on segment profit (loss). Segment profit (loss) represents segment revenue less directly attributable and allocated cost of revenue and operating expenses. Segment profit (loss) is the sole measure used by the CODM and is determined in a manner consistent with the measurement principles used in preparing the consolidated financial statements in accordance with ASC 280-10-50-28A. The CODM does not evaluate the performance of segments using asset information. As such, the Company does not allocate assets to its reportable segments.

Segment profit (loss) excludes certain corporate-level expenses and non-operating items that are not allocated to the reportable segments. These items primarily include professional fees, corporate salary expenses, debt issuance costs, interest expense, changes in fair value of financial instruments, and other corporate expenses managed on a consolidated basis. Such amounts are presented as reconciling items to consolidated income (loss) before income taxes. As a result, consolidated income (loss) before income taxes includes these unallocated corporate-level and non-operating items that are excluded from segment profit (loss), which gives rise to the difference between total segment profit (loss) and consolidated income (loss) before income taxes.

The CODM uses segment profit (loss) in the annual budgeting and forecasting process to allocate capital, marketing expenditures, and personnel resources among the console game, game publishing, and advertising service segments. The CODM reviews segment profit (loss) on a regular basis, including comparisons of budgeted results to actual results, to evaluate margin performance, cost efficiency, and profitability trends within each segment. Segment profit (loss) is also used to compare the relative operating performance of the reportable segments in making decisions regarding expansion initiatives, product strategy, sales focus, and operational investments.

The Company has identified its operating segments based on the internal financial information reviewed by the CODM to assess performance and allocate resources. The Company’s operating segments are organized primarily based on the nature of products sold and services provided. Based on the aggregation criteria in ASC 280, the Company has determined that it has three reportable segments: console game, game publishing, and media advertising service.

●	Console game, hardware, and accessories – primarily engaged in the distribution and sale of console video games, gaming hardware, and related accessories.

●	Game publishing – primarily engaged in publishing, marketing, and distributing video games under publishing arrangements.

●	Advertising service – primarily engaged in providing digital advertising and marketing services.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information for each reportable segment for the years ended March 31, 2025, 2024, and 2023:

	For the Year Ended March 31, 2025
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$122,018,643	$16,029,524	$1,973,858	$140,022,025
Revenues, a related party	1,244,899	-	264,506	1,509,405
Intersegment revenue	-	7,727,708	-	7,727,708
Total segment revenue	123,263,542	23,757,232	2,238,364	149,259,138

Reconciliation of revenue
Other revenue (a)				541,156
Elimination of intersegment revenues				(7,727,708)
Total consolidated revenues				$142,072,586

Less:
Cost of revenue	115,884,467	11,110,156	956,391
Advertising and marketing expenses	1,091,784	629,239	412,225
Amortization and depreciation	2,303,694	-	33,397
Provision for (recovery from) credit loss	70,076	(205,580)	(60,199)
Professional fee	713,369	11,366	70,834
R&D Expense	209,746	-	-
Rent	680,867	-	232,918
Salary expenses	4,270,308	1,344,110	913,349
Interest expenses	644,003	14,822	6,359
Other segments items (b)	1,422,352	177,328	(113,400)
Segment profit (loss)	(4,027,124)	10,675,791	(213,510)	$6,435,157

Reconciliation of segment profit or loss
Add: Other profit (a)				26,835
Less: Elimination of intersegment profit				431,341
Less: Unallocated amounts
Other operating expenses				68,835
Professional fee				2,383,796
Salary expenses				112,603
Other expense, net				26,566
Debt issuance costs				1,590,750
Change in fair value of convertible notes and derivative liabilities				(4,875,420)
Change in fair value of contingent consideration for acquisition				545,428
Income (loss) before income taxes				$6,178,093

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2024
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$90,976,328	$3,431,678	$2,716,090	$97,124,096
Revenues, a related party	42,477	-	-	42,477
Intersegment revenue	9,868	1,015,194	-	1,025,062
Total segment revenue	91,028,673	4,446,872	2,716,090	98,191,635

Reconciliation of revenue
Other revenue (a)				368,128
Elimination of intersegment revenues				(1,025,062)
Total consolidated revenues				$97,534,701

Less:
Cost of revenues	80,804,637	2,736,076	1,389,562
Advertising and marketing expenses	594,729	768,414	139,762
Amortization and depreciation	2,161,956	-	202,348
Provision for (recovery from) credit loss	165,315	234,075	84,858
Professional fee	791,998	35,372	35,190
R&D Expense	250,922	-	-
Rent	612,945	-	199,150
Salary expenses	3,458,457	765,423	1,183,987
Interest expenses	507,803	-	-
Other segments items (b)	(408,726)	128,312	121,649
Segment profit (loss)	2,088,637	(220,800)	(640,416)	$1,227,421

Reconciliation of segment profit or loss
Less: Other loss (a)				192,545
Less: Elimination of intersegment profit				175,361
Less: Unallocated amounts
Other operating expenses				48,252
Professional fee				1,095,390
Salary expenses				1,329,679
Other expense, net				21,830
Change in fair value of contingent consideration for acquisition				272,029
Income (loss) before income taxes				$(1,907,665)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2023
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$67,414,188	$6,103,281	$3,262,790	$76,780,259
Revenues, a related party	660,985	-	2,911	663,896
Intersegment revenue	50,664	1,705,245	52,795	1,808,704
Total segment revenue	68,125,837	7,808,526	3,318,496	79,252,859
Reconciliation of revenue
Elimination of intersegment revenues				(1,808,704)
Total consolidated revenues				$77,444,155

Less:
Cost of revenues	58,830,444	5,040,097	1,536,771
Advertising and marketing expenses	769,648	1,103,119	238,411
Amortization and depreciation	1,329,285	-	178,386
Provision for (recovery from) credit loss	16,517	-	17,536
Professional fee	212,268	15,039	38,285
Rent	484,710	28,519	141,981
Salary expenses	2,911,500	-	1,051,711
Interest expenses	191,154	-	-
Other segments items (b)	287,042	152,796	17,573
Segment profit	3,093,269	1,468,956	97,842	$4,660,067

Reconciliation of segment profit or loss
Less: Unallocated amounts
Provision for credit loss				300,000
Other operating expenses				14,415
Professional fee				694,381
Other income, net				(41,693)
Change in fair value of contingent consideration for acquisition				932,152
Income (loss) before income taxes				$2,760,812

(a)	Revenue and profit or loss from segments below the quantitative thresholds are attributable to an operating segment of the Company that includes the distribution of jewelry products. This operating segment has not met any of the quantitative thresholds for determining reportable segments.

(b)

Other segment items for each reportable segment include:

Console Game, hardware, and accessories - office, entertainment, travel, non-operating income from advertising compensation from vendors, foreign currencies gain or loss and other miscellaneous expenses

Game publishing - office, entertainment, travel, foreign currencies gain or loss, and other miscellaneous expenses

Advertising service - office, entertainment, travel, foreign currencies gain or loss, and other miscellaneous expenses

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregated information of revenues by regions are as follows:

	For the year ended	For the year ended	For the year ended
	March 31,	March 31,	March 31,
	2025	2024	2023
Singapore	$71,202,860	$58,145,593	$42,569,909
Hong Kong	53,720,233	32,696,502	25,963,383
China	12,626,821	-	-
Malaysia	4,522,672	6,692,606	8,910,863
Total revenue	$142,072,586	$97,534,701	$77,444,155

The following table presents long-lived assets by geographic area, which includes property and equipment, net operating leases right-of-use assets, and finance leases right-of-use assets:

	As of	As of
	March 31,	March 31,
	2025	2024
Singapore	$954,399	$1,751,849
Hong Kong	19,118	136,784
Malaysia	151,171	214,644
Others	61,011	-
Total long-lived assets	$1,185,699	$2,103,277

Note 25 — Subsequent Events

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