Form 20-F/A
period 2025-03-31
GCL Global Holdings Ltd
filed 2026-05-04
CIK 2002045

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

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

GCL Global Holdings Ltd. (the “Company”) is filing this Amendment No. 2 on Form 20-F/A (this “Form 20-F/A”) to amend its Annual Report on Form 20-F for the year ended March 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2025, as amended by Amendment No. 1 on Form 20-F/A filed on April 9, 2026 (the “Original Filing”). We are filing this Form 20-F/A to amend Item 5 of the Original Filing. This Form 20-F/A includes new certifications contained in Exhibits 12.1 and 12.2, from the Company’s Group Chief Executive Officer and Group Chief Financial Officer, dated as of the date of filing of this Form 20-F/A.

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

Gross Profit

Our consolidated gross profit increased by approximately $7.9 million, or 59.5%, to approximately $21.2 million for the year ended March 31, 2025 from approximately $13.3 million for the year ended March 31, 2024. The increase was primarily attributable to increases in gross profit from external customers in the console game and game publishing segments of approximately $4.0 million and $3.8 million, respectively. These increases were consistent with the corresponding growth in revenue from the console game and game publishing segments.

Our consolidated gross margin increased slightly to 15.0% for the year ended March 31, 2025 from 13.7% for the year ended March 31, 2024, primarily reflecting our ability to maintain a relatively stable pricing and cost structure across our major segments, including console games and game publishing.

Our segment gross profit from our major revenue categories is summarized as follows:

	For the Years Ended March 31,
	2025	2024	Change (USD)	Change (%)
Console game, hardware, and accessories
Segment gross profit margin	$7,379,075	$10,224,036	$(2,844,961)	(27.8)%
Segment gross profit percentage	6.0%	11.2%	(5.2)%
Game Publishing
Segment gross profit margin	$12,647,076	$1,710,796	$10,936,280	639.3%
Segment gross profit percentage	53.2%	38.5%	14.7%
Advertising Service
Segment gross profit margin	$1,281,973	$1,326,528	$(44,555)	(3.4)%
Segment gross profit percentage	57.3%	48.8%	8.4%

Console game, hardware, and accessories

Segment gross profit from console games, hardware, and accessories decreased by approximately $2.8 million to approximately $7.4 million for the year ended March 31, 2025, primarily due to higher intersegment cost of revenue of approximately $6.8 million. The decrease was partially offset by higher sales volume to external customers, which increased segment gross profit by approximately $4.0 million.

Segment gross profit margin for console games, hardware, and accessories decreased to 6.0% for the year ended March 31, 2025 from 11.2% for the same period in 2024, primarily due to higher intersegment cost of revenue, while external customer pricing and cost structure remained relatively stable.

Game Publishing

Segment gross profit from game publishing increased by approximately $10.9 million to approximately $12.6 million for the year ended March 31, 2025, primarily attributable to revenue generated from the new game title, Black Myth: Wukong.

Segment gross profit margin for game publishing increased to 53.2% for the year ended March 31, 2025 from 38.5% for the same period in 2024, primarily due to increased intersegment revenue of approximately $6.7 million, while external customer pricing and cost structure remained relatively stable.

Advertising Service

Segment gross profit from advertising services increased slightly to approximately $1.3 million for the year ended March 31, 2025 from approximately $1.3 million for the year ended March 31, 2024. The increase was primarily attributable to improved cost efficiency, partially offset by a slight decrease in revenue.

Segment gross profit margin for advertising services increased 8.4% was mainly attributable to improved efficiency in the utilization of labor resources and production capacity.

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

Gross Profit

Our consolidated gross profit decreased by approximately $0.5 million, or 3.8%, to approximately $13.3 million for the year ended March 31, 2024 from approximately $13.8 million for the year ended March 31, 2023. The decrease was primarily attributable to lower gross profit from external customers in the game publishing and advertising services segments of approximately $1.0 million and $0.4 million, respectively. The decrease was partially offset by an increase in gross profit from sales of console games to external customers of approximately $0.6 million for the year ended March 31, 2024.

Our consolidated gross margin decreased to 13.7% for the year ended March 31, 2024 from 17.9% for the year ended March 31, 2023. The 4.2% decrease was primarily attributable to higher costs of purchasing console games for resale in our console game segment, a higher percentage of revenue distributed to developers under the development fee structure in our game publishing segment, and lower revenue from video marketing campaign services and social media advertising income in our advertising services segment.

Our segment gross profit from our major revenue categories are summarized as follows:

	For the Years Ended March 31,
	2024	2023	Change (USD)	Change (%)
Console Game
Segment gross profit margin	$10,224,036	$9,295,393	$928,643	10.0%
Segment gross profit percentage	11.2%	13.6%	(2.4)%
Game Publishing
Segment gross profit margin	$1,710,796	$2,768,429	$(1,057,633)	(38.2)%
Segment gross profit percentage	38.5%	35.5%	3.0%
Advertising Service
Segment gross profit margin	$1,326,528	$1,781,725	$(455,197)	(25.5)%
Segment gross profit percentage	48.8%	53.7%	(4.9)%

Console game, hardware, and accessories

Segment gross profit from console game, hardware, and accessories increased by approximately $0.9 million to approximately $10.2 million for the year ended March 31, 2024 from approximately $9.3 million for the same period in 2023, primarily attributable to higher sales volume.

Segment gross profit margin for console game, hardware, and accessories decreased 2.4% as we experienced higher cost in purchasing console game for resale due to price increase from our vendors.

Game Publishing

Segment gross profit from game publishing decreased by approximately $1.1 million to approximately $1.7 million for the year ended March 31, 2024 from approximately $2.8 million for the same period in 2023, primarily attributable to decrease of revenue.

Segment gross profit margin for game publishing increased by 3.0%, primarily attributable to a decrease in intersegment cost of revenue. The increase was partially offset by higher development fees, as certain games required a higher percentage of revenue to be distributed to developers under their respective fee arrangements.

Advertising Service

Segment gross profit from advertising services decrease to approximately $1.3 million for the year ended March 31, 2024 from approximately $1.8 million for the same period in 2023. The decrease was primarily attributable to decrease revenue in video marketing campaign service and advertising income from social media.

Segment gross profit margin for advertising services decreased 4.9% was mainly due increased of labor and production cost.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of GCL Global Holdings Ltd (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F, filed with the SEC on February 26, 2025).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
4.1	Form of Senior Convertible Note issued on May 22, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on May 22, 2025)
4.2	Form of Warrant issued on July 7, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 8, 2025)
4.2.1	Amendment No. 1 to Warrant dated July 29, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 29, 2025)
4.3	Form of Warrant issued on April 28, 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on August 29, 2026)
10.1	Assignment, Assumption and Amendment Agreement by and among RFAC, the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025).
10.2	Registration Rights Agreement by and among the Company, GCL Global Limited and certain holders named therein, dated February 13, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.3	Bonus Shares Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.3 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.4	Share Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.4 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.5	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on October 18, 2024)
10.5.1	Form of Amendment to Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
10.6	Series B Preferred Stock Purchase Agreement by and between GCL Global Limited and Nekcom Inc. dated November 20, 2024 (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.6.1	Addendum to Payment Rescheduling Agreement by and among GCL Global Limited, Nekcom Inc. and other parties named therein dated July 10, 2025 (incorporated by reference to Exhibit 10.6.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.6.2	First Amendment to Series B Preferred Stock Purchase Agreement between GCL Global Limited and Nekcom Inc., dated May 15, 2025 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, filed with the SEC on January 30, 2026)
10.7	Securities Purchase Agreement between the Company and the investor named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.7.1	Form of Amendment, Waiver and Exchange Agreement dated April 29, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on August 29, 2026)
10.8	Registration Rights Agreement between the Company and the buyer named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)

10.9##	Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.10	The First Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.11	The Second Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated October 17, 2023 (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.12	The Third Contract Addendum for the Sales and Purchase Agreement by and between GCL Global Pte. Ltd. (formerly known as Ludus Asia Pte. Ltd.) and Vendors dated December 29, 2024 (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.13##	Share Sale and Purchase Agreement dated March 19, 2025 by and between GCL Global Pte. Ltd. and parties named therein (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025).
10.14	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.15	Equity Incentive Plan, effective February 13, 2025 (incorporated by reference to Exhibit 4.2 of the Company’s Form S-8 filed with the SEC on May 1, 2025)
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022.
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022 (incorporated by reference to Exhibit 13.1 of the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 9, 2026).
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022 (incorporated by reference to Exhibit 13.2 of the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 9, 2026).
14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
21	List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
23.1	Consent from Marcum Asia LLP (incorporated by reference to Exhibit 23.1 of the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 9, 2026)
97	Clawback Policy (incorporated by reference to Exhibit 99.5 of the Company’s Form 20-F filed with the SEC on February 26, 2025)
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
#	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). PubCo agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, PubCo may request confidential treatment of omitted items.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report on its behalf.

GCL GLOBAL HOLDINGS LTD

May 4, 2026	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group Chief Executive Officer and Director