Form 20-F
period 2026-03-31
GCL Global Holdings Ltd
filed 2026-07-31
CIK 2002045

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or ordinary shares as of March 31, 2026 was 130,135,432 and 128,008,703 ordinary shares, respectively.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

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

i

DEFINED TERMS

In this Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”), unless the context otherwise requires, “GCL,” the “Company,” “GCL Group,” and references to “we,” “us,” or similar such references should be understood to be references to GCL Global Holdings Ltd. and its subsidiaries and consolidated affiliated entities.

In this Report, unless otherwise stated, references to:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of the Company adopted prior to consummation of the Business Combination on February 13, 2025.

“Ancillary Agreements” means certain additional agreements entered into pursuant to or in connection with the Merger Agreement.

“April 2026 Warrant” means the three-year warrant the Company issued to an accredited investor on April 28, 2026 for 1,125,000 shares at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination, in exchange for a portion of the then-outstanding convertible notes issued pursuant to an Amendment, Waiver and Exchange Agreement dated April 28, 2026.

“Ban Leong” means Ban Leong Technologies Pte. Ltd. (formerly known as “Ban Leong Technologies Limited” prior to its delisting from the Singapore Stock Exchange on August 26, 2025), an indirect wholly-owned subsidiary of the Company, based in Singapore.

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

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means that certain Amendment, Waiver and Exchange Agreement between an accredited investor and the Company dated April 28, 2026.

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

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nekcom” means a Delaware parent company of a developer of the game Showa American Story in China.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits from the acquisition of Ban Leong;

●	the ability to successfully integrate Ban Leong into GCL Group’s business operations and achieve synergies, and operational efficiencies;

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures, and our ability to raise funds, invest in growth initiatives and pursue acquisition opportunities;

●	the ability to execute our growth strategy and diversify revenue streams;

●	the ability to expand our operations and geographic reach;

●	the ability to manage our growth and maintain our corporate culture as we grow;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	the geopolitical changes and political instability in the jurisdictions in which we operate;

●	exchange and interest rate fluctuations;

●	anticipated technology trends and developments and our ability to address those trends and developments with our offerings;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	changes of our capital needs and our ability to raise financing;

●	the ability to maintain the listing of our securities on Nasdaq;

●	the ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources.

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

Our business depends on distributing and publishing games that consumers will purchase, download and spend time and money playing. We currently distribute and sell to retailers and consumers console games, game codes, and gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PCs”). Our sales and marketing efforts are focused on both distributing more games and improving the experience of the games we currently distribute (for example, through merchandise and localized promotional materials). We generate revenue primarily from distribution of video games in Asia, U.S. and Europe from international PC and video game publishers and studios. We commit to a certain marketing budget to market and promote the games. For games distributed through third-party platforms such as Steam, we are required to pay the platform providers at a pre-determined rate. These costs are expected to remain a significant portion of our cost of revenues. In order to remain profitable, we need to generate sufficient revenue from our existing and new game offerings to offset our ongoing development, sales and marketing and operating costs.

Since the revenue generated from game distributions accounted for approximately 28.5%, 86.8%, and 93.3% of our total consolidated revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, the GCL Group’s success depends largely on our ability to sell commercially successful “hit” game titles or sequels to such “hit” titles. If we experience any delays in game releases or disruptions following the commercial release of our “hit” titles or their sequels, our operating results will be materially adversely affected. Since our distribution agreements typically require us to commit to a minimum order quantity per game title, we may even experience a loss if demand for the games we distribute falls short of our expectations. Although we are currently one of the biggest video game distributors in Asia, there is no assurance that we can continue to maintain our market leading position in the game distribution industry in Asia if we fail to meet these minimum purchase commitments in our distribution agreements with game publishers. In addition, we have made significant investments in our publishing business and plan to continue to expand our game publishing operations. Our brand will also suffer if we fail to continue to distribute and publish consistently high quality and well-received game products and services, and as a result, our revenue and profitability may decline.

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

Approximately 28.5%, 86.8% and 93.3% of our total consolidated revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively, was generated from game distributions. If we are unable to maintain a good relationship with platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor, or is unavailable for a prolonged period of time, our business will suffer.

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

Our distribution business of IT hardware, computer accessories and smart technology exposes us to inventory risks, including inventory obsolescence and write-downs, due to short product life cycles and rapid technological change.

We acquired Ban Leong in May 2025. Ban Leong contributed approximately $124.4 million and $50.0 million of revenue, representing approximately 52.1% and 50.7% of our total revenue for the fiscal year ended March 31, 2026 and for the six months ended September 30, 2025, respectively. Distribution and sales of IT hardware products and gaming accessories requires us to purchase physical products that are subject to rapid technological change, evolving industry standards, and sometimes short and unpredictable product life cycles. We are often required to purchase and carry inventory in anticipation of customer demand, and we may commit to minimum purchase volumes with manufacturers. If we fail to accurately forecast demand, if manufacturers introduce new products or models, if consumer preferences shift, or if the rate at which consumers replace or upgrade their technology products changes, we may be left with excess or obsolete inventory that we are unable to sell, or that we can only sell at a discount or a loss. The value of our inventory may also decline as a result of product price reductions by manufacturer, and we may not always be entitled to, or able to recover, price protection, stock rotation or return rights from our supplier. Any of the foregoing could require us to record inventory write-downs or reserves, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our IT hardware and gaming accessories distribution business depends on our ability to maintain authorized distributor and reseller status with the manufacturers, and the loss or modification of our relationships with these manufacturers could materially harm our business.

Ban Leong is an authorized distributor of major brands of IT hardware, computer accessories and other multi-media products, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. Our ability to distribute these products depends on maintaining distribution, reseller and authorization agreements with manufacturers and brand owners. These agreements are typically non-exclusive, short-term or terminable on limited notice, do not guarantee any particular pricing, product allocation or supply, and may be modified or terminated by the manufacturer with little or no notice. If a key manufacturer terminates, declines to renew or materially changes the terms of its relationship with us, appoints additional or competing distributors, elects to sell directly to resellers or consumers, consolidates with another manufacturer, or experiences financial or operational difficulties, we may be unable to obtain sufficient quantities of products on acceptable terms, or at all, which could materially and adversely affect our business, financial condition and results of operations.

The distribution business of computer hardware and accessories is subject to rapid price erosion, and reductions in manufacturer incentives, rebates or price protection could reduce our profitability.

Our hardware and computer accessories distribution business carries a higher gross margin of 10.4% for the year ended March 31, 2026, compared to the 6.2% gross margin for our console games distribution business during the same period. However, there are more than 200 distinct gaming peripheral brands competing for consumer attention, making differentiation difficult. Our profitability in this business segment depends in significant part on our ability to manage operating costs, achieve sufficient sales volumes, and obtain favorable pricing, volume rebates, price protection and other incentives from manufacturers. Prices for hardware products tend to decline, sometimes rapidly, over their life cycles, and we may be unable to sell inventory before its value declines. Manufacturers may reduce or eliminate rebates, incentives, marketing support or price protection programs, change the terms on which such programs are offered. Intense competition among distributors and resellers, together with pricing pressure from customers and the increasing availability of products through online and direct sales channels, could further compress our margins. If we are unable to maintain adequate margins, our business, financial condition and results of operations could be materially and adversely affected.

We depend on manufacturers and third parties for the timely supply and delivery of hardware products, and supply shortages, manufacturing disruptions or logistics constraints could prevent us from meeting customer demand.

Our hardware and accessories distribution business depends on the ability of principal to design, manufacture and deliver products in sufficient quantities, of acceptable quality, and on a timely basis. The supply of these products has in the past been, and may in the future be, adversely affected by shortages of components (including semiconductors and other electronic components), manufacturing capacity constraints, natural disasters, public health emergencies, labor disruptions, trade restrictions, transportation and freight delays, increased shipping costs, and other disruptions to global supply chains. For the products manufactured outside the markets in which we sell them, we are also exposed to risks associated with importing products, including customs delays, tariffs and changes in trade policy. If we are unable to obtain adequate supplies of products on a timely basis and on acceptable terms, we may be unable to fulfill customer orders, which could result in lost sales, damage to our customer relationships and our reputation, and a material adverse effect on our business, financial condition and results of operations.

The computer hardware, accessories and other multi-media products we distribute may contain defects or fail to perform as expected, which could expose us to warranty claims, product liability, product recalls and reputational harm.

The computer hardware, accessories and other multi-media products we distribute may contain defects, errors or vulnerabilities, particularly when newly introduced, and may not perform as expected or may fail to comply with applicable safety, quality or regulatory standards. Although such products are manufactured by third parties, we may be subject to warranty claims, product returns, product liability claims, recalls and associated costs as the distributor or seller of those products, and we may not in all cases be able to obtain full indemnification or recovery from the applicable manufacturer. Defective products could also harm our reputation and our relationships with customers and manufacturers, and result in lost sales. Any of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

The presence of counterfeit, gray market or parallel-imported products could harm our hardware and accessories distribution business.

The markets in which we distribute computer hardware, accessories and other multi-media products may be subject to the unauthorized sale of counterfeit or gray market or parallel-imported products. Counterfeit products may be of inferior quality, may infringe the intellectual property rights of manufacturers, and may be difficult to detect, while gray market or parallel-imported genuine products sold outside of authorized distribution channels may be offered at lower prices than those we are able to offer. The availability of such products could reduce demand for the products we distribute, place downward pressure on our prices and margins, expose us to claims from manufacturers or third parties, and damage our reputation and relationships with manufacturers, any of which could materially and adversely affect our business, financial condition and results of operations.

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

For each of the fiscal years ended March 31, 2026, 2025 and 2024, sales to our largest one, three and four customers, respectively, accounted for more than 10% of our total consolidated revenue. Our sales are made primarily without long-term agreements or other commitments, and our customers may terminate their relationship with us at any time. Certain of our customers may decline to carry products containing mature content. The loss of our relationships with principal customers and resellers or a decline in sales to principal customers or resellers, could materially adversely affect our business, financial condition, and operating results. In addition, if our customers or resellers are subject to pricing pressures due to deteriorating demand for our products, competition, or otherwise, such customers or resellers may pass those pricing pressures through to us, which could materially adversely affect our business, financial condition and operating results.

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

We have in the past and expect in the future to, engage third-party game development companies to co-develop or co-publish certain video games with us. For instance, Atomic Heart, a game launched in February 2023, was co-published by us and Focus Entertainment, an international game studio backed by Chinese multinational conglomerate, Tencent Interactive Entertainment (“Tencent”), and an independent European video game developer and publisher. We also co-published S.T.A.L.K.E.R. 2: Heart of Chornobyl in November 2024 and JDM: Japanese Drift Master in May 2025. At this time of this Report, 4Divinity has either published or co-published more than 15 game titles. We typically have limited control over the work performed by the development company and are therefore subject to additional risks than if our own employees were developing and operating our games, such that completion of our games and their publication could be delayed due to the development company’s failure to adhere to our milestones and roadmaps, or political or other risks in the foreign country in which the development company operates. If our third-party game development companies fail to complete development milestones in accordance with our game development roadmap, or do not perform in accordance with our agreements with them, it could adversely affect the development of our games that are the subject of that agreement, including delaying their availability for launch and their performance once launched, which could materially and adversely impact our ability to meet our forecasts.

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

We intend to grow our business through strategic transactions, including acquisitions, investments, and joint ventures, that involve numerous risks and uncertainties. We have previously closed several such transactions, including our acquisition of Martiangear, Starry Jewelry, 2Game, and Ban Leong, and in the future expect to continue to be in, various stages of seeking, evaluating, and pursuing additional strategic transactions in Asia. These transactions often require unique approaches to integration due to, among other reasons, the structure of the transactions, the locations, and cultural differences among the other company’s teams and ours, and have required and will continue to require significant attention from our management team. If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition and results of operations could be materially harmed.

We have in the past made an equity investment in Nekcom, and may in the future invest in other studios and companies to further our key strategic initiatives, such as IP development. Investments involve risks and uncertainties, some of which may differ from those historically associated with our console game and computer hardware distribution business.

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

We plan to raise additional funds through sale of equity or convertible debt securities in order to fuel business growth and that may cause substantial dilution to our current shareholders.

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

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. ATW currently holds a warrant to purchase 1,125,000 ordinary shares at an initial exercise price of $8.00 per share. However, the exercise price of this April 2026 Warrant is subject full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our variable-rate indebtedness exposes us to interest rate risk, which could increase our debt service obligations and adversely affect our results of operations and cash flows.

Our acquisition of Ban Leong was financed in part by a $38.7 million secured term loan facility with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC term loan facility is secured by all assets of GCL Global SG, and bears a floating interest rate ranging from 2.5% to 7.5%. It has a five-year term, and requires quarterly repayments starting in August 2025, with the final installment due in May 2030. The Company has obtained other long term bank loans from HSBC for an aggregate of approximately $3 million, due starting from February 2027. These bank loans bear interest rates per annum from 6.33%.

These loan facilities with HSBC are subject to variable interest rates and our borrowings under any future indebtedness may also bear interest at variable rates, exposing us to interest rate risk. Increases in interest rates could result in higher interest expense on our outstanding indebtedness, even if the principal amount remains unchanged, which could reduce our profitability and cash flows, including cash available to service our debt. The extent of our exposure to interest rate risk depends on market interest rates and the amount of our variable-rate indebtedness outstanding from time to time. Although we may seek to manage a portion of this risk through various strategies, including entering into interest rate hedging arrangements, we are not required to do so, and any such arrangements may not fully or effectively mitigate our exposure to rising interest rates. As a result, fluctuations in interest rates could materially and adversely affect our business, results of operations, financial condition, and cash flows.

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

As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong, Malaysia, China, the United Kingdom, Japan, Brazil, Thailand, Taiwan and the United Arab Emirates. We are subject to various regulations in each of the jurisdictions in which we operate.

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

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our game publishing and those we plan to publish. Because the gaming industry, in which we operate and which includes gaming devices technology, continues to develop, the relevant laws and regulations, are always evolving in certain jurisdictions and their interpretations may be unclear. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot be sure that its interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses to gaming development area, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. For example, depending on the types of games that we offer and distribute to the customers and the way of distribution, we may need to obtain permits or licenses under the Gambling Control Act 2022 of Singapore and the Films Act 1981 of Singapore. Please refer to “Business Overview - Regulations Applicable to the Company” for further information.

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

If we are unable to manage the complexity of our global operations successfully, our business, financial condition, and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, or results of operations. Please refer to “Business Overview - Regulations Applicable to the Company” for further information.

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

Although we are based in Singapore and our major markets are in Southeast Asia, we have recently formed three indirect wholly-owned subsidiaries in China to support our collaboration efforts with game developers in China. We are subject to certain risks related to operating business in China. Epicsoft Hong Kong and 2Game, two of the Company’s subsidiaries, are located in Hong Kong. The PRC government currently does not directly govern the manner in which Epicsoft Hong Kong and 2Game conduct their business activities outside of mainland China. However, despite the current Hong Kong legal environment of “One Country, Two Systems,” the PRC government may still exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based companies must conduct their business activities. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The legal system in China evolves rapidly and new laws, regulations and rules may be adopted from time to time with or without advance notice. These laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve inconsistency and uncertainties. In addition, the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. These uncertainties could limit the legal protections available to us. Further, the PRC government has significant oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Please refer to “Business Overview - Regulations Applicable to the Company - Regulations in Hong Kong” for further information.

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

Prior to GCL, members of GCL Group’s management team had no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. GCL has significant obligations relating to reporting, procedures and internal controls. These new obligations and scrutiny will continue to require significant attention from management and could divert their attention away from the day-to-day management of GCL Group’s business, which could adversely affect its business, financial condition and operating results.

In connection with the preparation of the Company’s consolidated financial statements for the fiscal year 2026, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. Failure to maintain effective internal controls over financial reporting could have a material adverse effect on GCL’s business, operating results and stock price.

The Company is a publicly listed company. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If GCL is not able to comply with the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not have effective internal controls over financial reporting, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of GCL ordinary shares.

GCL’s independent registered public accounting firm is not required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until GCL’s first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. Since GCL is an accelerated filer, the Section 404(b) auditor attestation requirement will apply immediately upon it ceasing to be an emerging growth company, without any additional transition period. In connection with the preparation of the Company’s consolidated financial statements for fiscal year 2026, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (1) Lack of effective monitoring and evaluation of the design and operating effectiveness of internal controls over financial reporting, including those related to: (i) timely identification and assessment of the accounting treatment of complex transactions and the related impact including fair valuation adjustments; and (ii) formal period-end closing and financial reporting policies and procedures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (2) Lack of information technology general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. To remediate the material weaknesses, the Company will implement the following measures (A) design an effective control framework and strengthen the monitoring function over the financial reporting process; (B) implement a formal process to identify complex or non-routine transactions at inception and throughout their lifecycle. Accounting implications and conclusions documented in U.S. GAAP technical accounting memoranda by technical accounting specialists or valuation specialists will be subjected to management review and approval prior to recording the transaction in the financial statements; and (C) formulate and implement formal IT general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. In addition, GCL cannot predict the outcome of this determination and whether GCL will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years GCL is unable to maintain effective internal control over financial reporting, or if GCL’s auditors express an opinion that GCL’s internal control over financial reporting is ineffective, GCL may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause GCL’s investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of GCL’s securities. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected

Because GCL is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

GCL’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of GCL’s home country of Cayman Islands do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of GCL, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. GCL, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least two members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that GCL’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

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

Risks Related to Our Securities

We are currently not in compliance with certain Nasdaq continued listing requirements; and if we are unable to regain compliance with Nasdaq’s continued listing requirements, our securities will be subject to delisting.

On March 17, 2026, we received a notice (the “Bid Price Notice”) from Nasdaq stating that our ordinary shares failed to comply with the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have an initial period of 180 calendar days, or until September 14, 2026, to regain compliance (the “Compliance Period”). Pursuant to the Bid Price Notice, if at any time during the Compliance Period the closing bid price of the ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide us with written confirmation of compliance and such matter will be closed.

If we fail to regain compliance with the Minimum Bid Price Rule during the Compliance period, we may consider applying to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that we meet the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until March 15, 2027, to regain compliance. However, there can be no assurance that we would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant our request for continued listing. If we are unable to regain compliance with any of these continued listing requirements, our securities will be subject to delisting.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on October 12, 2023 solely for the purpose of effectuating the Business Combination, which was consummated on February 13, 2025. The Company owns no material assets other than its interests in GCL Global and RFAC acquired in the Business Combination. On April 30, 2025, Epicsoft Asia made a conditional cash offer to purchase all issued and outstanding shares of Ban Leong. On August 25, 2025, Ban Leong became an indirect wholly-owned subsidiary of the Company.

The Company does not operate any business other than through GCL Global, its wholly-owned subsidiary. GCL Global is Cayman Islands exempted company. See “Item 5-Operating and Financial Review and Prospects” for a discussion of GCL Global’s operating and financial review and prospects for the year ended March 31, 2026.

The mailing address of the Company’s principal executive office is 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119, and its telephone number is +65 80427330. The information contained on, or accessible through, the Company’s website www.gclglobalholdings.com is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On December 31, 2024, the Company and RFAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

We are an integrated games, entertainment and technology products group engaged in the marketing, distribution, publishing and development of video games and other entertainment content across Asia, Europe, the United States and Latin America. Following our acquisition of Ban Leong Technologies Limited in May 2025, we expanded our business into the distribution of IT hardware, computer accessories, gaming components, peripherals, data storage devices, smart technology and other consumer technology products across Singapore, Malaysia and Thailand. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, and online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Partnering with international video game publishers and developers, we have an established track record of selling and marketing top-tier video game franchises such as Grand Theft Auto, Red Dead Redemption, Sonic the Hedgehog, Cyberpunk 2077 and Black Myth: Wukong. Approximately 95.8%, 86.8%, and 93.3% of our total consolidated revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, was derived from the sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and personal computer (“PC”) to retailers, game activation keys (the so-called “game codes”) via electronic delivery to retailers or end-users through email or download and sales of IT hardware and computer accessories to retailers.

We operate an ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market. In 2022, we formed 4Divinity, dedicated to our game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market. Approximately 3.0%, 11.3%, and 3.5% of our total consolidated revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, was derived from game publishing. As of the date of this Report, 4Divinity has either published or co-published more than 15 game titles. In May 2025, we acquired Ban Leong, a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand. We also have our own production studio and advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies.

Mr. Jacky Choo See Wee, our Group Chairman and Chief Executive Officer of Epicsoft Asia and 4Divinity, has over 20 years of video games distribution and retail network management experience in Asia. Under Mr. Choo’s leadership, Epicsoft Asia has become a leading channel distributor for console games, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 17.9 million of physical and digital copies of video games during the past three fiscal years. It has distributed in Asia four of the top ten best-selling video games of all time1, three of which it is currently still selling. It is also responsible for bringing to Asia some award-winning all-time favorite video games, such as Hogwarts Legacy, Grand Theft Auto IV, Grand Theft Auto V, NBA 2K26, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt, Elden Ring: Nightreign and Black Myth: Wukong.

GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong, Malaysia, China, the United Kingdom, Japan, Brazil, Thailand, Taiwan and the United Arab Emirates.

GCL Group

Through two intermediary holding companies, namely (i) GCL Global Pte. Ltd., a Singaporean company formed in July 2021 (“GCL Global SG”), and (ii) Grand Centrex Limited, a British Virgin Islands business company formed in November 2018 (“GCL BVI”), GCL Global holds the following operating subsidiaries:

●	Epicsoft Asia Pte. Ltd. (“Epic Asia” or “Epicsoft Asia”) - formed in September 2014 in Singapore primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Singapore. Ban Leong Technologies Pte. Ltd. (“Ban Leong”), formed in June 1993 in Singapore, was acquired by Epicsoft Asia in May 2025. Ban Leong is a leading Singapore-based distributor of IT hardware, gaming components, and smart technology. It has operations and subsidiaries in Singapore, Malaysia, and Thailand. Digital Hub Pte. Ltd. (formed in March 2003 in Singapore), Ban Leong Technologies Sdn Bhd (formed in August 2003 in Malaysia) and AV Labs International Pte. Ltd. (formed in June 2006 in Singapore) are all wholly-owned subsidiaries of Ban Leong. As of the date of this Report, Ban Leong holds approximately 60% of the equity interests of Ban Leong Chin Inter Co., Ltd. (formed in July 2004 in Thailand).

●	Epicsoft (Hong Kong) Limited (“Epic HK” or “Epicsoft Hong Kong”) - formed in April 2005 in Hong Kong primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Hong Kong.

●	Epicsoft Malaysia Sdn. Bhd. (“Epic MY” or “Epicsoft Malaysia”) - formed in June 2019 in Malaysia primarily for marketing and retail distribution of video games and related products in Malaysia.

●	Titan Digital Media Pte. Ltd. (“TDM”) - formed in January 2018 in Singapore specialized in creating customized and strategic marketing campaigns specific to a brand’s needs. With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talent. As of the date of this Report, GCL Global holds 85% of the equity interests of TDM, with remaining 15% held by the former owner of Starry Jewelry Pte. Ltd. (“Starry Jewelry”), who is also the spouse of Mr. Jianhao Tan. Starry Jewelry, formed in June 2020 in Singapore, is an online jewelry retailer and a wholly-owned subsidiary of TDM.

●	Martiangear Pte. Ltd. (“Martiangear”) - formed in September 2020 in Singapore specialized in the sale of gaming chairs and related merchandise. TDM acquired all equity interests of Martiangear from two seller parties unaffiliated with the GCL Group for a combination of cash and stock consideration. In December 2024, GCL Global SG acquired 100% equity interests of Martiangear from TDM.

●	4Divinity Pte. Ltd. (“4Divinity”) - formed in September 2022 in Singapore to develop game IP, invest in upcoming game titles, to publish, or co-publish with international game publishers and content development studios, to introduce new video games and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed video games and entertainment content to the global market. In December 2024 and April 2025, each of 4Divinity UK Ltd. (“4Divinity UK”) and 4Divinity Japan (“4Divinity JP”) was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively. As of the date of this Report, 4Divinity HK Ltd. (“4Divinity Hong Kong”), formed in Hong Kong in March 2026, holds approximately 89.8% of the outstanding shares of 4Divinity. In April and June 2026, Shenfang Universe (Shanghai) Technology Co., Ltd. (“Shenfang Shanghai”) and Shenfang Interactive (Hangzhou) Technology Co., Ltd. (“Shenfang Hangzhou”) were formed as wholly-owned subsidiaries of 4Divinity to serve as the Company’s legal presence in China and to facilitate anticipated business activities and future commercial operations in the region.

[1]	https://www.gamespot.com/gallery/top-10-best-selling-video-games-of-all-time/2900-4814/#1

●

2Game Digital Limited (“2Game”) - formed in May 2022 in Hong Kong primarily for distribution of activation keys and related products. 2Game is GCL Group’s authorized digital sales platform. It operates as a business-to-business (“B2B”) and business-to-consumer (“B2C”) digital video game retailer. It sells and distributes game activation keys, the so-called “activation keys” or “game codes” to both resellers and consumers as part of GCL Group’s concerted effort to transition from physical console game compact discs to activation keys and content.

In August 2023, 2Game Pro Ltda (“2Game Brazil”) was formed in Brazil as a wholly-owned subsidiary of 2Game to expand its business into Latin America. In October 2024, 2Game Digital DMCC (“2Game Dubai”) was formed in Dubai as a wholly-owned subsidiary of 2Game to expand its business into the UAE and MENA region. As of the date of this Report, 4Divinity Hong Kong holds approximately 61% of the outstanding shares of 2Game.

●	Hainan GCL Technology Co. Ltd. (“Hainan GCL”) - formed in July 2024 in China to support GCL Group’s collaboration efforts with game developers and a potential game platform in China.

●	GCL Taiwan Co., Ltd. (“GCL Taiwan”) – formed in November 2025 in Taiwan to support GCL Group’s collaboration efforts with game developers in Taiwan.

Industry Background and Market Opportunities

Based on Newzoo’s Global Games Market Report 2025 (September 2025), the global games market is projected to generate $188.8 billion in revenue in 2025. While mobile games have grown to now account for approximately 55% of the global games market revenue, PC and console gaming continue to be key growth drivers, with console expected to be the fastest-growing platform in 2025. It is also projected that the global games market will grow to US$206.5 billion by 2028.

The number of players worldwide is projected at 3.58 billion in 2025, an annual growth rate of over 4.4%. Based on Newzoo’s Global Games Market Report 2025, the Asia-Pacific region remains the world’s largest gaming market, generating US$87.6 billion in revenue (approximately 46% of the global market). In 2025, revenues from just two markets, China and the U.S. were $49.8B and $49.6B, respectively, accounting for half of all consumer games spending.

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

Recent Developments

Acquisition of Ban Leong Technologies Limited

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025. Ban Leong became a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST and on August 28, 2025, changed its name to Ban Leong Technologies Pte. Ltd. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

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

ATW SPA, Registration Rights Agreement, Exchange Agreement, and April 2026 Warrant

On May 21, 2025, the Company entered into a securities purchase agreement (the “ATW SPA”) with ATW Partners (the “Investor”) for the issuance of senior unsecured convertible notes (the “Notes”), through a facility of up to $45.5 million. Pursuant to the ATW SPA, the Company has issued and sold to the Investor an initial note in the aggregate original principal amount of $2,900,000, at a purchase price of $2,610,000 on May 22, 2025. Pursuant to the ATW SPA, as amended on August 26, 2025, the Company has issued and sold to the Investor additional Notes in the aggregate original principal amount of $2,530,000, at a purchase price of $2,277,000. The Notes had a three-year term and bore interest at 6% per annum, payable monthly, at GCL’s option, in cash or, provided that certain conditions were met, in ordinary shares.

In April 2026, the Company redeemed, in part, the then-outstanding Notes for approximately $3.18 million pursuant to the terms of the Notes. The Parties also entered into that certain Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the remaining balance of the Notes was exchanged for a warrant to purchase 1,125,000 ordinary shares at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination (the “April 2026 Warrant”) in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The Parties have also agreed to, among other things, waive any right to consummate any additional closing or cause the Company to issue additional notes, pursuant to the terms of the SPA.

4Divinity SG Shares

Our subsidiary, 4Divinity SG entered into share subscription agreements with ADATA Technology Co., Ltd., a Taiwanese company that is also a leader in memory and storage solutions, between October 2025 and July 2026, pursuant to which ADATA has purchased newly issued ordinary shares of 4Divinity SG, representing an aggregate of approximately 10.2% of outstanding equity interests of 4Divinity SG, for $32,000,000.

2Game SPA

Pursuant to the Share Sale and Purchase Agreement dated March 19, 2025 (the “2Game SPA”) by and among GCL Global SG and the 2Game Sellers, GCL Global SG purchased from the 2Game Sellers 1,000 shares of 2Game (the “Sale Shares”) for $1,200,000, resulting in GCL Global SG currently holding 61% equity interests of 2Game. The 2Game SPA contains certain financial performance targets for 2Game over the next three years starting and including fiscal year 2026. Pursuant to the terms of the 2Game SPA, the 2Game Sellers were required to buy back the Sale Shares from GCL Global SG for $1,272,000 because 2Game has failed to generate at least $70,000,000 of revenue and net profit after tax of at least $2,500,000 during fiscal year 2026. As of the date of this Report, 2Game Sellers have not bought back the Sale Shares.

Nekcom Series B Shares

Pursuant to a Share Purchase Agreement between GCL Global and an accredited investor, dated March 10, 2026, GCL Global sold 306,250 of the 12,250,000 shares of Nekcom Series B Preferred Stock (“Nekcom Series B Shares”) it held to the buyer for $1,000,000. Buyer will have the right, but not the obligation, to sell back to GCL Global any or all of these 306,250 Nekcom Series B Preferred Shares at two times the original purchase price per share during the first six months following the official release of the game Showa American Story. In the event that the game Showa American Story is not officially launched on or before June 30, 2028, buyer will have the right to demand GCL Global to buy back these 306,250 Nekcom Series B Preferred Shares at a price equal to the original purchase price plus 10% per annum.

GCL Group Structure

The following chart illustrates the current corporate structure of GCL:

Names of entities abbreviated in chart:

Term	Company Name	Term	Company Name
2Game Digital	2Game Digital Limited	Epicsoft Hong Kong	Epicsoft (Hong Kong) Limited
2Game Brazil	2 Game Pro Ltda.	Epicsoft Malaysia	Epicsoft Malaysia Sdn. Bhd.
2Game Dubai	2Game Digital DMCC	GCL Global SG	GCL Global Pte. Ltd.
4Divinity	4Divinity Pte. Ltd.	GCL Taiwan	GCL Taiwan Co., Ltd.
4Divinity Hong Kong	4Divinity HK Ltd.	Hainan GCL	Hainan GCL Technology Co. Ltd.
4Divinity UK	4Divinity UK Ltd.	Martiangear	Martiangear Pte. Ltd.
4Divinity JP	4Divinity Japan Ltd.	Starry Jewelry	Starry Jewelry Pte. Ltd.
Digital Hub	Digital Hub Pte. Ltd.	Shenfang Shanghai	Shenfang Universe (Shanghai) Technology Co., Ltd.
Epicsoft Asia	Epicsoft Asia Pte. Ltd.	Shenfang Hangzhou	Shenfang Interactive (Hangzhou) Technology Co., Ltd.
		Titan Digital Media	Titan Digital Media Pte. Ltd.

Business Segments

Through its subsidiaries, GCL Group currently operates in the following three key business segments:

●	distribution and sale of PC and console games and IT hardware and computer accessories;

●	game publishing;

●	video marketing campaign and social media advertising services.

Game and IT Hardware Distribution

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

It has distributed in Asia four of the top ten best-selling video games of all time3, three of which are currently still selling:

Our Group Chairman, Mr. Jacky Choo See Wee is an industry veteran with over 20 years of experience in the video game industry. Mr. Choo has led Epicsoft Asia in the video games distribution and retail network management business in Asia for the past ten years, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 17.9 million of physical and digital copies of video games during the past three fiscal years.

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

Today, because of our distributor relationship with Sega, we continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia. Distribution revenue derived from Sega© game titles accounted for more than 6%, 15% and 29% of GCL Group’s total consolidated revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. Sega is also a shareholder of the Company.

[3]	https://www.gamespot.com/gallery/top-10-best-selling-video-games-of-all-time/2900-4814/#1

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

Ban Leong Technologies Limited (“Ban Leong”) serves as an authorized distributor for major brands of hardware, computer accessories, and other multimedia products. Ban Leong sells IT products, computer accessories, and consumer electronics through multiple channels, including e-commerce platforms, retail and chain stores, and direct sales to corporate resellers and system integrators.

For the fiscal year ended March 31, 2026, 2025, and 2024, revenue generated from console game, hardware, and accessories was approximately $228.9 million, $123.3 million, and $91.0 million, respectively, representing approximately 95.8%, 86.8%, and 93.3% of GCL Group’s total consolidated revenue during the respective periods.

Game Publishing

4Divinity is a GCL Group Subsidiary dedicated to the games publishing business. Its mission is to partner with international game publishers and content development studios to introduce new video game and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed content to the global market. In December 2024 and April 2025, each of 4Divinity UK and 4Divinity JP was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively. As of the date of this Report, GCL Group has either published or co-published more than 15 game titles: Black Myth Wukong (physical publishing), S.T.A.L.K.E.R. 2: Heart of Chornobyl, JDM: Japanese Drift Master, Kong: Survivor Instinct, Mandragora- Whispers of the Witch Tree, TerraTech Worlds, First Dwarf, Daymare: 1994 Sandcastle, Figment 2: Creed Valley, Atomic Heart, Windrose, Realm of Ink Island of Hearts, Love is All Around: Collections. Atomic Heart is a video game co-published with Focus Entertainment, an international game studio backed by Chinese multinational conglomerate, Tencent, and an independent European video game developer and publisher.

BLACK MYTH
WUKONG
WINDROSE
ATOMIC HEART
BLOOD ON CRYSTAL
墨境
Realm of Ink
S.T.A.L.K.E.R. 2
HEART OF CHORNOBYL
Japanese Drift Master
JDM
DAYMARE:1994
SANDCASTLE
KONG
SURVIVOR INSTINCT
Mandragora
Figment 2
CREED VALLEY
HUNTDOWN
TERRATECH
WORLDS
FIRST DWARF
Love is All Around
COLLECTION
Island of Hearts

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

For the fiscal year ended March 31, 2026, 2025, and 2024, revenue generated from games publishing was approximately $7.1 million, $16.0 million, and $3.4 million, representing approximately 3.0%, 11.3%, and 3.5% of GCL Group’s total consolidated revenue, respectively.

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

With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talents. TDM is an 85%-owned subsidiary of GCL Group. For the fiscal year ended March 31, 2026, 2025, and 2024, revenue generated from media and content advertising services was approximately $1.5 million, $2.2 million, and $2.7 million respectively, representing approximately 0.6%, 1.6%, and 2.8% of GCL Group’s total consolidated revenue of the respective periods.

Our Competitive Strengths

Multi-year distribution arrangements with international video game publishers and studios

We have forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles (including Cyberpunk 2077, Grand Auto Theft V, NBA 2K26, The Witcher 3: the Wild Hunt, Hogwarts Legacy, and Mortal Kombat 1) within certain territories in Asia (e.g., Hong Kong, Indonesia, Malaysia, Philippines, Singapore, Taiwan and Thailand). Epicsoft Asia started distributing Sega© games in 2018. We continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia.

Extensive distribution network

We have one of the largest distribution networks for video games in Asia through resellers with physical and online stores. We have over ten years of video games distribution and retail network management experience, and long-standing relationships with resellers with more than 2,100 online and offline stores. Some of these resellers operate e-commerce sites in Asia, such as Shopee, Lazada, and Taobao. Since July 2022, we also started selling and distributing activation keys to both resellers and consumers on our own digital platform, www.2game.com. There are currently more than 8,000 game titles available on 2Game’s platform. 2Game currently has almost 1 million registered users and approximately 41.2% of 2Game’s revenue comes from Europe, with approximately 26.2% from Asia, 26.9% from the U.S. and the remaining 5.7% from Latin America. We have sold more than 17.9 million of physical and digital copies of video games during the past three fiscal years.

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

[4]	https://spilled.gg/simplified-chinese-overtakes-english-popular-language-steam/
[5]	https://gameworldobserver.com/2025/01/31/black-myth-wukong-25m-copies-sold-merchandise-china

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

Our Growth Strategies

Our key growth strategies include the following:

Diversify revenue streams through acquisition of Ban Leong

Our acquisition of Ban Leong has allowed us to diversify our revenue streams, introduce additional sales channels, and enhance both companies’ brand positioning within an integrated gaming ecosystem. By incorporating Ban Leong’s presence in gaming hardware and consumer electronics along with its distribution rights to some of the biggest gaming hardware and consumer electronics brand, we believe we will benefit from its relatively stable revenue trajectory. We will continue to explore opportunities to align with Ban Leong’s marketing and procurement strategies in the consumer electronics and gaming hardware sectors. This may include initiatives such as leveraging Ban Leong’s industry relationships, exploring B2C sales opportunities for gaming peripherals and PC components that complement GCL’s gaming content, and evaluating the feasibility of introducing branded gaming devices pre-installed with GCL titles. In connection with these initiatives, GCL may also consider bundling its software content with hardware products and assess potential areas for collaboration that align its intellectual property with Ban Leong’s product offerings. GCL and Ban Leong will continue to assess how the GCL Group’s existing sales and distribution infrastructure across Asia can support the broader commercialization of GCL’s games portfolio.

Expand our “hit” game titles offerings through more sales channels

Our core strategy is to capitalize on the popularity of video games by distributing and publishing more high-quality interactive entertainment experiences to the growing Asian gaming market. We focus on building a large catalogue of game offerings by obtaining the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. During the fiscal year ended March 31, 2026, 2025 and 2024, we sold approximately 6.4 million, 6.5 million, and 5.0 million physical and digital game titles in addition to back catalog games, respectively. We plan to continue to support the success of our games in the marketplace through innovative marketing programs, leverage global and our own TDM influencers to help increase the outreach and visibility of our games, and further expand our distribution network by acquiring additional retail sales and distribution channels, including e-commerce sites that are relevant to our target audience. This strategy will not only bolster our market leading position in the game distribution market but also attract more game publishing opportunities to us, and therefore enhancing our overall ability to monetize game IP.

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

Since the fiscal year 2025, we have continued to make a concerted effort to move upstream into game IP development, and have made significant investment in our publishing business. We believe in investing in culturally distinctive and globally resonant game IP. We are committed to building a portfolio of valuable game IP, and believe we can offer development studios with the capital, publishing reach, and strategic support needed for them to scale globally.

Grow into a fully integrated ecosystem in the industry through organic growth and strategic acquisitions of complementary or ancillary businesses

Based on our core business in game distribution, we know the demand of the gaming community in the Asian markets. Since fiscal year 2025, we have continued to move into content and game creation. We are committed to growing ancillary businesses such as gaming hardware, by acquiring Ban Leong and Martiangear. We believe that upstream value creation process will not only add to our revenue stream but also propel us to become the next Asian powerhouse in video games and entertainment content marketing, delivering high-quality and engaging entertainment experiences across consoles and PCs, and introducing original Asian-developed video games and entertainment content to the global market.

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

Invest and monetize game IP through transmedia

We believe that the overall entertainment industry is converging towards transmedia, a trend in which game companies adapt rich source material from their game IP to film, television, comics and other media to boost revenues, deepen engagement and expand the reach of the franchise. Recent notable examples would be the Dungeon & Dragon movie and the Witcher series on Netflix which were based on the Dungeons and Dragons and the Witcher game series and derived from the Witcher novel series. Since 2018, we have witnessed a growing number of video game adaptations that have made their way onto home streaming services. In the case of S.T.A.L.K.E.R. 2: Heart of Chornobyl, a game we co-published in 2024, the anticipation of the game led to a film adaptation released in October 2024 which became a catalyst for the game launch in November 2024. As we continue to expand into content and game creation and investment in game IP and establish our international presence as game publisher outside of Asia, we believe we are well positioned to allow for IP adaptations across various mediums for potential further monetization through transmedia.

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

For the fiscal year ended March 31, 2026, 2025, and 2024, approximately 95.8%, 86.8%, and 93.3% of our total consolidated revenue was generated from console game, hardware, and accessories respectively. We are dependent on a limited number of customers that account for a significant portion of sales. For the fiscal year ended March 31, 2026, one customer accounted for more than 11% of our total revenue. For the fiscal year ended March 31, 2025, our three biggest customer accounted for approximately 6%, 15% and 14% of our total revenue, respectively. For the fiscal year ended March 31, 2024, sales to our four biggest customers accounted for over half of our total consolidated revenue, with each of them accounting for approximately 17%, 12%, 11% and 11% of our total revenue, respectively. While we believe digital distribution will continue to rise and presents an important growth opportunity for our industry and company, we expect that packaged goods and traditional retailers will continue to be a significant channel for the sale of our console products for the foreseeable future.

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

Our sales and marketing efforts are spearheaded by our Deputy Group CEO and Group Chief Marketing Officer, Mr. Keith Liu Min Tzau who leads, plans and executes marketing campaigns, collaborates with global game publishers and studios, and manages game releases on Valve’s Steam platform, Microsoft’s Xbox and Sony’s PlayStation Network. As of the date of this Report, we had 147 full-time employees dedicated to sales and marketing.

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

Our business is predominantly conducted by our Group Subsidiaries in Singapore, but we have operations also in Thailand, Malaysia and Hong Kong and outside of Asia. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the mainland China shall not be applied in Hong Kong except for those that relating to defense, foreign affairs and other matters that are not outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.

We are subject to various laws and regulations in Singapore, Thailand, Malaysia, Hong Kong and the other countries in which we operate, including those relating to video game distribution and classification, internet content, consumer protection, labor laws, prevention of money laundering and financing of criminal activity and terrorism, privacy and data protection, foreign exchange controls and competition laws, among others, all of which are continuously evolving and developing. It is also likely that as our business grows and evolves to other countries, including Japan, PRC, Taiwan, Brazil, U.A.E and United Kingdom, and we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often unclear and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues. See “Risk Factors - Risks Related to the Company’s International Operations, Legal and Regulatory Matters.”

Regulations in Singapore

We conduct business in Singapore through the following subsidiaries: (a) Epicsoft Asia, which is primarily involved in the marketing and retail distribution of video games, game codes and other related consumer items in Singapore, (b) TDM, which operates a branding and digital marketing agency, (c) Starry Jewelery, which is in the business of fashion jewellery sales, (d) Martiangear, which is in the business of sales of gaming chairs and related merchandise sales, (e) 4Divinity, which is primarily involved in the digital and retail game business, and (f) Ban Leong, which is primarily involved in distribution of IT hardware, gaming components, and smart technology.

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

There are also various other content regulation laws in Singapore, including:

(i)	Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever”. The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(ii)	Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA, it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(iii)	The Online Safety (Miscellaneous Amendments) Act 2022 (the “OSA”): The OSA amended the Broadcasting Act 1994 introducing a new Part 10A, regulating online communication services (“OCSs”) provided to Singapore end-users and listed in a schedule under the Broadcasting Act 1994. These regulations will apply to OCSs provided from outside Singapore as well as services provided in or from Singapore. At present, only one type of OCS is specified, namely social media services (“SMS”). An SMS is defined as an electronic service whose sole or primary purpose is to enable online interaction or linking between two or more end-users, including enabling end-users to share content for social purposes, and which allows end-users to communicate content on the service. Under Part 10A, (i) providers of OCSs with significant reach or impact (as designated by the IMDA) are required to comply with the IMDA’s codes of practice; and (ii) if the IMDA is satisfied that any egregious content provided on an OCS can be accessed by Singapore end-users, IMDA can, among others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine.

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

The Employment of Foreign Manpower Act 1990 of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes. In relation to the employment of semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, employers must ensure that such persons apply for a “Work Permit”. In relation to the employment of foreign mid-level skilled workers, such persons apply for an “S Pass”. As of the date of this Report, the minimum qualifying salary requirements for S Pass applicants have been revised by the Ministry of Manpower from time to time and currently commence at S$3,300 per month, subject to higher qualifying salary requirements in certain sectors and for older and more experienced candidates. In relation to the employment of foreign professionals, managers and executives, employers must ensure that such persons apply for an “Employment Pass”. As of the date of this Report, the minimum qualifying salary requirements for Employment Pass applicants have been revised by the Ministry of Manpower from time to time and currently commence at S$5,600 per month (or S$6,200 per month in the financial services sector), subject to higher qualifying salary requirements for older and more experienced candidates. In addition to meeting the applicable minimum qualifying salary requirements, Employment Pass applicants are generally required to satisfy the points-based Complementarity Assessment Framework (“COMPASS”), subject to certain exemptions.

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

 Singapore’s regulatory authorities, including the Personal Data Protection Commission, have issued and continue to develop guidance and governance frameworks concerning the responsible deployment of artificial intelligence technologies, including the use of personal data in artificial intelligence systems and generative artificial intelligence applications. Although such guidance and frameworks generally do not have the force of law, they may inform regulatory expectations regarding transparency, accountability and risk management in connection with the collection, use and disclosure of personal data.

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

Regulations in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (a) Epicsoft Hong Kong, which is primarily engaged in the marketing and retail distribution of video games software, game codes and other related consumer items in Hong Kong; (b) 2Game, which is primarily engaged in the distribution of video games and related products including digital content such as console game codes, and (c) 4Divinity HK Limited, which is principally a holding company established to hold investments and facilitate the Company’s operations in Hong Kong. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.

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

Regulations Related to Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the six data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

(a)	Principle 1 - purpose and manner of collection of personal data;

(b)	Principle 2 - accuracy and duration of retention of personal data;

(c)	Principle 3 - use of personal data;

(d)	Principle 4 - security of personal data;

(e)	Principle 5 - information to be generally available; and

(f)	Principle 6 - access to personal data.

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

Martiangear has the following registered trademark in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	40202103658T	August 6, 2021	February 15, 2031

TDM has the following three registered trademarks in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	40202008815V	November 26, 2020	April 30, 2030

	40201923456S	April 1, 2020	October 25, 2029

40202259168G	September 8, 2023	October 26, 2032

AV Labs has the following registered trademarks in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	T0319337H	August 22, 2003	August 22, 2033

Human Capital

We had approximately 331, 162 and 106 full-time employees as of March 31, 2026, 2025 and 2024, respectively. The steady growth of our head-count was primarily due to expansion in Operations and Sales and Marketing as we grew our business and operations as a public company and as a result of our acquisition of Ban Leong. The 331 full-time employees we had as of March 31, 2026 consisted of 300 in Asia Pacific (including 169 in Singapore, 58 in Malaysia, 51 in Thailand, 9 in Hong Kong, 5 in China, 4 in Bangladesh, 3 in Japan, and 1 in Indonesia), 19 in Europe, and 12 in other parts of the world, carrying out the following primary functions:

Media Production	7
Content Development and Publishing	4
Operations	113
Sales and Marketing	134
Finance	34
Management and Administration	39
Total	331

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

Facilities

GCL Group’s corporate headquarters are located at 29 Tai Seng Avenue #02-01, Singapore 534119. The term of the lease is through March 31, 2028. Together with other properties (including our Chairman’s residence which also serves as his office), our leases total over 6,252 square meters in Singapore. As of the date of this report, GCL Group also has leased office facilities in Hong Kong, China, Dubai, Japan, Brazil, Thailand and Malaysia, totaling over 4,892 square meters. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations.

C. Organizational Structure

Names of entities abbreviated in chart:

Term	Company Name	Term	Company Name
2Game Digital	2Game Digital Limited	Epicsoft Hong Kong	Epicsoft (Hong Kong) Limited
2Game Brazil	2 Game Pro Ltda.	Epicsoft Malaysia	Epicsoft Malaysia Sdn. Bhd.
2Game Dubai	2Game Digital DMCC	GCL Global SG	GCL Global Pte. Ltd.
4Divinity	4Divinity Pte. Ltd.	GCL Taiwan	GCL Taiwan Co., Ltd.
4Divinity Hong Kong	4Divinity HK Ltd.	Hainan GCL	Hainan GCL Technology Co. Ltd.
4Divinity UK	4Divinity UK Ltd.	Martiangear	Martiangear Pte. Ltd.
4Divinity JP	4Divinity Japan Ltd.	Starry Jewelry	Starry Jewelry Pte. Ltd.
Digital Hub	Digital Hub Pte. Ltd.	Shenfang Shanghai	Shenfang Universe (Shanghai) Technology Co., Ltd.
Epicsoft Asia	Epicsoft Asia Pte. Ltd.	Shenfang Hangzhou	Shenfang Interactive (Hangzhou) Technology Co., Ltd.
		Titan Digital Media	Titan Digital Media Pte. Ltd.

D. Property, Plants and Equipment

GCL Group’s corporate headquarters are located at 29 Tai Seng Avenue #02-01, Singapore 534119. The term of the lease is through March 31, 2028. Together with other properties (including our Chairman’s residence which also serves as his office), our leases total over 6,252 square meters in Singapore. As of the date of this report, GCL Group also has leased office facilities in Hong Kong, China, Dubai, Japan, Brazil, Thailand and Malaysia, totaling over 4,892 square meters. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this report, as used herein, and unless the context suggests otherwise, the terms “GCL”, “we,” “us,” or “our,” refer to the combined business of GCL Global Limited and its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended March 31, 2026, 2025, and 2024(“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands and conducts all of its operations through subsidiaries in Singapore, Hong Kong, Malaysia, China, the United Kingdom, Japan, Brazil, Thailand, Taiwan and the United Arab Emirates. As our businesses operate across multiple jurisdictions and transact in various currencies, while our consolidated financial statements are presented in U.S. dollars, movements in foreign exchange rates may affect our reported revenues, costs, assets, liabilities, cash flows and operating results. Such movements may also result in differences between the underlying performance of our businesses in their respective functional currencies and the amounts reported in our consolidated financial statements. We monitor our foreign currency exposures arising from operating transactions, intercompany balances, receivables, payables and funding arrangements, and seek to manage these exposures through natural offsets, alignment of settlement currencies and appropriate pricing, procurement and treasury practices.

We are an integrated games, entertainment and technology products group engaged in the marketing, distribution, publishing and development of video games and other entertainment content across Asia, Europe, the United States and Latin America. Following our acquisition of Ban Leong Technologies Limited in May 2025, we expanded our business into the distribution of IT hardware, computer accessories, gaming components, peripherals, data storage devices, smart technology and other consumer technology products across Singapore, Malaysia and Thailand. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, as well as online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 95.8%, 86.8%, and 93.3% of our total consolidated revenue for the years ended March 31, 2026, 2025, and 2024, respectively, was derived from the sale of console game, hardware, and accessories. Such revenue primarily consisted of sales of physical games for consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch, and PCs to retailers, sales of hardware, computer accessories, and other multimedia products across various product categories, as well as game codes delivered electronically to retailers or end-users via email or download.  We also have our own production studio and an advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. In September 2022, we formed a subsidiary dedicated to our game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market. In May 2025, we acquired Ban Leong Technologies Limited (“Ban Leong”), a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand.

We derive revenues from (i) distribution and sale of console game, hardware, computer accessories and other multimedia products including data storage devices; (ii) game publishing; (iii) media advertising services; and (iv) others. The total revenue increased by $96.8 million, or 68.2% to approximately $238.9 million for the year ended March 31, 2026 from approximately $142.1 million for the same period in 2025. This increase in revenue was primarily attributable to the approximately $105.6 million increased sales from console game, hardware, computer accessories, other multimedia products and offset by a decrease of approximately $8.9 million in game publishing revenue. The total revenue increased by $44.5 million, or 45.7%, to approximately $142.1 million for the year ended March 31, 2025 from approximately $97.5 million for the same period in 2024. This increase in revenue was primarily attributable to the approximately $32.2 million increased sales from console game, hardware, and accessories and increase of approximately $12.6 million in game publishing revenue.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Distribution arrangements with game publishers and studios to sell “hit” game titles

We derive our revenue primarily from sales to retailers and consumers of console games and game codes and distributing gaming content that are compatible with major gaming consoles and PCs to resellers. We sold 34, 50 and 51 new game titles in addition to back catalog games during the fiscal year ended March 31, 2026, 2025 and 2024, respectively. We have forged multi-year distribution deals with international video game publishers and studios to sell selected game titles within certain territories in Asia. We have sold more than 17.9 million of physical and digital copies of video games during the past three fiscal years. Our success will continue to depend on our ability to obtain the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. The success of the games we distribute also depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences. Our ability to negotiate with resellers and platform partners, and to add sales channels in territories outside of the countries we currently distribute games can determine our continued success in the game distribution business.

Sales of computer accessories and consumer electronics products in Asia

Ban Leong Technologies Limited (“Ban Leong”) serves as an authorized distributor for major brands of hardware, computer accessories and other multi-media products. The acquisition of Ban Leong contributed approximately $124.4 million of revenue from sales of hardware, computer accessories and other multi-media products for the year ended March 31, 2026. We sell IT, computer accessories and consumer electronics products through multiple channels including, e-commerce platforms, retail and chain stores, and direct sales to corporate resellers/system integrators. Failure in our inventory management systems, labor shortages, warehouse incidents, supply chain interruptions or shipping constraints could impair our ability to distribute products on a timely and cost-effective basis, reduce our sales, hurt our relationships with vendors, channels and customers, and harm our reputation. Success of our hardware and accessories business will also continue to depend, in part, on factors outside of our control including, consumer preferences and spending habits, rapid technological change and the availability of other computer hardware and accessories.

Growth in the game publishing business and game IP development

4Divinity was formed in 2022 as a Group Subsidiary dedicated to games publishing and game IP development. We derive our publishing revenue primarily from digital sales of games sold on Valve’s Steam, Microsoft’s Xbox and Sony’s PlayStation platforms. At this time of this Report, 4Divinity has either published or co-published more than 15 game titles. Our success in growing the game publishing business will depend on our ability to identify global game designing talents, and partner with game developers, publishers, and brand owners to create original content and entertainment properties. We also plan to develop a large and diversified library of game titles that would come from internally developed game IP. Our success in developing our own game IP will also depend on our ability to raise adequate funding required for the development projects.

Risks associated with operating and investing in multiple countries

We derive a significant portion of revenue from our operations in Asia. In November 2025, we also formed a wholly-owned subsidiary in Taiwan. Between April and June, 2026, we also formed two more indirect wholly-owned subsidiaries in China. We are subject to differing and changing legal requirements relating to customs, consumer protection, data privacy, employment, tax, foreign exchange and other local regulations of the multiple countries in which we operate. In addition, we are subject to risks related to their economic, political, and social conditions. As we continue to develop and expand our business in Asia as well as outside of Asia, we expect our general and administrative expenses, including professional fees and legal compliance costs, to increase over time.

Recent Development

Acquisition of Ban Leong Technologies Ltd

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025 when Epicsoft Asia received valid acceptances representing approximately 50.9% of Ban Leong’s total issued share capital, at which time the Company obtained control of Ban Leong and the business combination was deemed consummated. Ban Leong was officially delisted from the SGX-ST effective August 26, 2025. As of March 31, 2026, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

ATW SPA, Registration Rights Agreement, Exchange Agreement, and April 2026 Warrant

On May 21, 2025, the Company entered into a securities purchase agreement (the “ATW SPA”) with ATW Partners (the “Investor”) for the issuance of senior unsecured convertible notes (the “Notes”), through a facility of up to $45.5 million. Pursuant to the ATW SPA, the Company has issued and sold to the Investor an initial note in the aggregate original principal amount of $2,900,000, at a purchase price of $2,610,000 on May 22, 2025. Pursuant to the ATW SPA, as amended on August 26, 2025, the Company has issued and sold to the Investor additional Notes in the aggregate original principal amount of $2,530,000, at a purchase price of $2,277,000. The Notes had a three-year term and bore interest at 6% per annum, payable monthly, at GCL’s option, in cash or, provided that certain conditions were met, in ordinary shares.

In April 2026, the Company redeemed, in part, the then-outstanding Notes for approximately $3.18 million pursuant to the terms of the Notes. The Parties also entered into that certain Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the remaining balance of the Notes was exchanged for a warrant to purchase 1,125,000 ordinary shares at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination (the “April 2026 Warrant”) in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The Parties have also agreed to, among other things, waive any right to consummate any additional closing or cause the Company to issue additional notes, pursuant to the terms of the SPA.

Share subscription agreement

Our subsidiary, 4Divinity SG entered into share subscription agreements with ADATA Technology Co., Ltd., a Taiwanese company that is also a leader in memory and storage solutions, between October 2025 and July 2026, pursuant to which ADATA has purchased newly issued ordinary shares of 4Divinity SG, representing an aggregate of approximately 10.2% of outstanding equity interests of 4Divinity SG, for $32,000,000.

Nekcom Series B Shares

Pursuant to a Share Purchase Agreement between GCL Global and an accredited investor, dated March 10, 2026, GCL Global sold 306,250 of the 12,250,000 shares of Nekcom Series B Preferred Stock (“Nekcom Series B Shares”) it held to the buyer for $1,000,000. Buyer will have the right, but not the obligation, to sell back to GCL Global any or all of these 306,250 Nekcom Series B Preferred Shares at two times the original purchase price per share during the first six months following the official release of the game Showa American Story. In the event that the game Showa American Story is not officially launched on or before June 30, 2028, buyer will have the right to demand GCL Global to buy back these 306,250 Nekcom Series B Preferred Shares at a price equal to the original purchase price plus 10% per annum.

Establishment of two indirect wholly-owned subsidiaries in China

On April 30, 2026, the Company incorporated Shenfang Universe (Shanghai) Technology Co., Ltd., an indirect wholly owned subsidiary organized under the laws of the People’s Republic of China (“PRC”). Shenfang Shanghai was established to facilitate anticipated business activities and future commercial operations in the Shanghai region.

On June 22, 2026, the Company incorporated Shenfang Interactive (Hangzhou) Technology Co., Ltd. (“Shenfang Hangzhou”), an indirect wholly owned subsidiary organized under the laws of the PRC. Shenfang Hangzhou was established to facilitate anticipated business activities and future commercial operations in the Hangzhou region.

Key Operating Metric

Our management regularly reviews the operating metric to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metric we consider, and our results for the years ended March 31, 2026, 2025 and 2024, are set forth in the tables below:

Number of game copies sold in physical form and digital form:

	For the Years Ended March 31,
	2026	%	2025	%	Change	Change %
Physical copies sold	1,128,283	17.7%	1,832,740	28.2%	(704,457)	(38.4)%
Digital copies sold	5,259,520	82.3%	4,656,893	71.8%	602,627	12.9%
Total copies sold	6,387,803	100.0%	6,489,633	100.0%	(101,830)	(1.6)%

	For the Years Ended March 31,
	2025	%	2024	%	Change	Change %
Physical copies sold	1,832,740	28.2%	1,234,149	24.6%	598,591	48.5%
Digital copies sold	4,656,893	71.8%	3,787,922	75.4%	868,971	22.9%
Total copies sold	6,489,633	100.0%	5,022,071	100.0%	1,467,562	29.2%

We experienced substantial growth in the number of digital copies sold. Approximately 5.3 million of digital copies were sold for year ended March 31, 2026, compared to approximately 4.7 million and 3.8 million digital copies sold for the same period in 2025 and 2024, respectively, representing an increase of 12.9% and 22.9% for the year ended March 31, 2026, and 2025, respectively. Meanwhile, the number of physical copies sold decreased by 38.4% and increased by 48.5% for the year ended March 31, 2026, and 2025, respectively. These changes highlight our effective adaptation to consumer preferences for digital formats, reflecting broader industry trends towards convenient, direct access to gaming content and an increasing environmental consciousness. The increase in unit sales volumes for digital copies was primarily attributable to lower average selling prices, reflecting pricing adjustments in response to market conditions, resulting in a decrease in console games sales revenue of approximately $18.8 million for the year ended March 31, 2026 compared to the same period in 2025.

Results of Operations

Comparison of the Years Ended March 31, 2026 and 2025

	For the Years Ended March 31,
	2026	2025	Change	Percentage Change
Revenues	$238,924,089	$142,072,586	$96,851,503	68.2%
Cost of revenues	(214,195,960)	(120,829,225)	(93,366,735)	77.3%
Gross profit	24,728,129	21,243,361	3,484,768	16.4%
Selling and marketing	(4,848,605)	(2,568,702)	(2,279,903)	88.8%
General and administrative	(33,151,801)	(15,438,447)	(17,713,354)	114.7%
(Loss) income from operations	(13,272,277)	3,236,212	(16,508,489)	(510.1)%
Other (expense) income, net	(12,691,191)	2,941,881	(15,633,072)	(531.4)%
Income tax expense	(239,753)	(1,128,672)	(888,919)	(78.8)%
Net (loss) income	$(26,203,221)	$5,049,421	$(31,252,642)	(618.9)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2026	%	2025	%	USD	%
Console game, hardware, and accessories	$229,271,559	96.0%	$123,263,542	86.8%	$106,008,017	86.0%
Game publishing	8,670,063	3.6%	23,757,232	16.7%	(15,087,169)	(63.5)%
Advertising service	1,513,062	0.6%	2,238,364	1.6%	(725,302)	(32.4)%
Others	1,374,495	0.6%	541,156	0.4%	833,339	154.0%
Elimination of intersegment revenue	(1,905,090)	(0.8)%	(7,727,708)	(5.5)%	5,822,618	(75.3)%
Total revenues	$238,924,089	100.0%	$142,072,586	100.0%	$96,851,503	68.2%

Our revenues are mainly derived from (i) sale of console games, hardware, computer accessories, other multimedia products, (ii) game publishing, and (iii) media advertising services. The total revenue increased by approximately $96.8 million, or 68.2%, to approximately $238.9 million for the year ended March 31, 2026 from approximately $142.1 million for the same period in 2025. The increase was mainly attributed to the following:

Sale of console game, hardware, computer accessories and other multi-media products

Our revenue from sale of console game, hardware, computer accessories and other multi-media products increased by approximately $106.0 million, or 86.0%, to approximately $229 million for the year ended March 31, 2026, from approximately $123.3 million for the year ended March 31, 2025. The increase was primarily attributable to the acquisition of Ban Leong Technologies Limited (“Ban Leong”) and its subsidiaries. Ban Leong serves as an authorized distributor for major brands of hardware, computer accessories and other multi-media products. The acquisition of Ban Leong contributed approximately $124.4 million of revenue from sales of hardware, computer accessories and other multi-media products. The increase was offset by approximately $18.4 million decrease of revenue from sales of console games due to lower selling prices for certain game titles, reflecting strategic pricing adjustments in response to market conditions.

Game Publishing

Revenue from game publishing was generated from collaboration with third party game developers and obtaining exclusive publishing right in distributing the console game codes though third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the year ended March 31, 2026, we published 5 new game titles and generated approximately $8.7 million of revenue from game publishing as compared to 4 game titles published, generating approximately $23.8 million of revenue during the year ended March 31, 2025 in above-mentioned store fronts.

The 63.5% decrease in revenue from game publishing was primarily due to lower sales of Black Myth: Wukong. The title generated significant revenue following its initial launch in fiscal year ended March 31, 2025, contributing approximately $11.2 million in game publishing revenue. As the title entered its second year after launch, sales momentum moderated, resulting in a decrease in revenue to approximately $2.3 million in fiscal year ended March 31, 2026.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.7 million, or 32.4%, to approximately $1.5 million for the year ended March 31, 2026 from approximately $2.2 million for the same period in 2025. The decrease was driven partially by a decrease in revenue from social media advertising service for approximately $0.3 million due to reduced earnings from our YouTube channel, which is highly dependent on video views. It was also caused by a decreased revenue from video marketing campaign services of approximately $0.4 million due to fewer service contracts entered when compared to the same period in 2025.

Other revenue

Other revenue comprised of sales of fashion jewelry through our online e-commerce platform. For the years ended March 31, 2026 and 2025, this revenue amounted to approximately $1.4 million and $0.5 million, respectively. We anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2026	%	2025	%	USD	%
Console game, hardware, and accessories	$209,884,697	98.0%	$115,884,467	95.9%	$94,000,230	81.1%
Game publishing	5,041,422	2.4%	11,110,156	9.2%	(6,068,734)	(54.6)%
Advertising service	869,320	0.4%	956,391	0.8%	(87,071)	(9.1)%
Others	316,971	0.1%	174,578	0.1%	142,393	81.6%
Elimination of intersegment cost of revenue	(1,916,450)	(0.9)%	(7,296,367)	(6.0)%	5,379,917	(73.7)%
Total Cost of revenues	$214,195,960	100.0%	$120,829,225	100.0%	$93,366,735	77.3%

Cost of revenue increased by approximately $93.4 million, or 77.3%, to approximately $214.2 million for the year ended March 31, 2026 from approximately $120.8 million for the same period in 2025. The increase in cost of revenues was attributed to the following:

Cost of revenue from console game, hardware, computer accessories and other multi-media products increased by approximately $94.0 million, or 81.1%, to approximately $209.9 million for the year ended March 31, 2026 from approximately $115.9 million for the same period in 2025. The increase was in line with increase in revenue from console game, hardware, computer accessories and other multi-media products.

Cost of revenue from game publishing decreased by approximately $6.1 million, or 54.6%, to approximately $5.0 million for the year ended March 31, 2026 from approximately $11.1 million for the same period in 2025. The decreased cost of game publishing was in line with the decrease of revenue from game publishing.

Cost of revenue from media advertising services decreased approximately $0.1 million or 9.1%, to approximately $0.9 million for the year ended March 31, 2026 from approximately $1.0 million for the same period in 2025. The decrease was attributable to decrease in the cost of revenue from social media advertising service by $0.2 million as we incurred less video production costs related to creating video content published on our YouTube Channel. The decrease in the cost of revenue from social media advertising service was offset by an increase of approximately $0.1 million in the cost of revenue from video marketing campaign production as we incurred higher labor cand production cost.

Gross Profit

Our consolidated gross profit increased by approximately $3.5 million, or 16.4%, to approximately $24.7 million for the year ended March 31, 2026 from approximately $21.2 million for the year ended March 31, 2025. The increase was primarily attributable to higher gross profit from sales of console games, hardware, computer accessories and other multi-media products of approximately $5.9 million. These increases were mainly driven by the acquisition of Ban Leong, which contributed to the expansion of console games, hardware, computer accessories and other multi-media product sales. The increase was partially offset by the decreases in gross profit from game publishing of approximately $2.4 million, which was consistent with the corresponding changes in revenue from game publishing segments.

For the year ended March 31, 2026, our overall gross margin decreased by 4.7% to 10.3%, from 15.0% for the year ended March 31, 2025.

Our segment gross profit is summarized as follows:

	For the Years Ended March 31,
	2026	2025	Change (USD)	Change (%)
Console games, hardware, computer accessories and other multi-media products
Segment gross profit margin	$19,386,862	$7,379,075	$12,007,787	162.7%
Segment gross profit percentage	8.5%	6.0%	2.5%
Game Publishing
Segment gross profit margin	$3,628,641	$12,647,076	$(9,018,435)	(71.3)%
Segment gross profit percentage	41.9%	53.2%	(11.4)%
Advertising service
Segment gross profit margin	$643,742	$1,281,973	$(638,231)	(49.8)%
Segment gross profit percentage	42.5%	57.3%	(14.7)%

Console games, hardware, computer accessories and other multi-media products

The increase in segment gross profit from console games, hardware, computer accessories, and other multi-media products was primarily attributable to the acquisition of Ban Leong, which significantly expanded the Company’s sales of hardware, computer accessories, and other multi-media products. The increase was partially offset by a decrease in gross profit from console game sales of approximately $0.9 million.

Segment gross profit margin for console games, hardware, computer accessories, and other multi-media products increased to 8.5% for the year ended March 31, 2026, from 6.0% for the same period in 2025. The improvement was primarily driven by the acquisition of Ban Leong, whose hardware, computer accessories, and other multi-media products business generated a higher gross profit margin of approximately 10.4%, thereby increasing the overall profitability of the segment. Excluding the impact of the acquisition, the gross profit margin of the Company’s console game business remained consistent at approximately 6.2% and 6.0% for the years ended March 31, 2026 and 2025, respectively.

Game Publishing

Segment gross profit from game publishing decreased by approximately $9.0 million to approximately $3.6 million for the year ended March 31, 2026 from approximately $12.6 million for the same period in 2025, primarily attributable to decrease of game publishing revenue.

Segment gross profit margin for game publishing decreased to 41.9% for the year ended March 31, 2026, from 53.2% for the same period in 2025, primarily due to a decrease in intersegment revenue of approximately $5.2 million. The decrease was partially offset by a 4.1% increase in the gross profit margin from game publishing sales to external customers, primarily attributable to a more favorable sales mix, as certain game titles generated higher profit margins during the year.

Advertising Service

Segment gross profit from advertising services decreased to approximately $0.6 million for the year ended March 31, 2026 from approximately $1.3 million for the year ended March 31, 2025. The decrease was primarily attributable to decrease in revenue.

Segment gross profit margin for advertising services decrease to 42.5% for the year ended March 31, 2026, from 57.3% for the same period in 2025, the decrease was mainly attributable to higher labor and production cost.

Operating Expenses

Total operating expenses increased by approximately $20.0 million, or 111.0%, to approximately $38.0 million for the year ended March 31, 2026 from approximately $18.0 million for the year ended March 31, 2025. The increase was mainly attributed to the following:

Selling expenses increased by approximately $2.3 million, or 88.8%, primarily due to (i) approximately $1.0 million in increased marketing and advertising expenses, and (ii) an additional approximately $1.3 million in selling expenses, including advertising and sales commissions, incurred by Ban Leong and its subsidiaries following the acquisition of Ban Leong.

General and administrative expenses increased by approximately $17.7 million, or 114.7%, primarily due to (i) an approximately $2.5 million increase in salary expenses, software development costs, and other office-related expenses resulting from the Company’s ongoing business expansion; (ii) an approximately $3.1 million increase in professional fees, primarily due to costs incurred in connection with the completion of the acquisition of Ban Leong and other professional services related to the Company’s operations; (iii) an approximately $1.4 million increase in bad debt expense, primarily due to higher credit loss provisions; and (iv) an additional approximately $9.4 million in general and administrative expenses incurred by Ban Leong and its subsidiaries.

Segment profit (loss)

Our segment profit (loss) from our reportable segments is summarized as follows:

	For the Years Ended March 31,
	2026	2025	Change	Percentage Change
Console games, hardware, computer accessories and other multi-media products	$(4,215,590)	$(4,027,124)	$(188,466)	(4.7)%
Game publishing	(1,483,948)	10,675,791	(12,159,739)	(113.9)%
Advertising service	(570,371)	(213,510)	(356,861)	(167.1)%
Total reportable segment profit	$(6,269,909)	$6,435,157	$(12,705,066)	(197.4)%

Console games, hardware, computer accessories and other multi-media products

Segment loss from console games, hardware, and accessories was approximately $4.2 million for the year ended March 31, 2026, compared to a segment loss of approximately $4.0 million for the year ended March 31, 2025, representing an increase in segment loss of approximately $0.2 million. The increase in segment loss was primarily attributable to the increase in operating expenses, including increases in salary expenses, professional fees, bad debt expense, interest expenses, rent, and advertising and marketing expenses, primarily associated with the expansion of the Company’s operations following the acquisition. The increase in segment loss was partially offset by the increase in segment gross profit discussed above, driven by the acquisition of Ban Leong and the resulting expansion of hardware, computer accessories, and other multi-media product sales.

Game publishing

Segment results from game publishing changed to a segment loss of approximately $1.5 million for the year ended March 31, 2026, from a segment profit of approximately $10.7 million for the year ended March 31, 2025, representing a decrease of approximately $12.2 million. The decrease was primarily attributable to lower segment gross profit discussed above. In addition, operating expenses increased for the year ended March 31, 2026, primarily due to higher advertising and marketing expenses, professional fees, salary expenses, and other operating expenses. The increase in operating expenses was primarily attributable to the expansion of the game publishing operation as the Company continued to increase spending on marketing and promotional activities, support the introduction and launch of new game titles, and expand its game publishing operations.

Advertising service

Segment loss from advertising services was approximately $0.6 million for the year ended March 31, 2026, compared to approximately $0.2 million for the year ended March 31, 2025, representing an increase in segment loss of approximately $0.4 million. The increase in segment loss was primarily attributable to the decrease in segment gross profit discussed above, resulting from lower revenue. The increase in segment loss was partially offset by decreases in salary expenses, amortization and depreciation expenses, professional fees, and rent.

Other (expense) income, net

For the years ended March 31, 2026 and 2025, we have other expense, net amounted to approximately $12.7 million and other income, net amounted to approximately $2.9 million, respectively, representing a decrease of approximately $15.6 million or 531.4%. The decrease was attributable to a decrease of recognition of approximately $16.1 million gain from change in fair value of convertible notes and derivative liabilities, an increase of approximately $2.0 million in interest expense due to increased debt financing in current period. This decrease was partially offset by an approximately $1.1 million decrease in finance cost related to debt issuance cost from issuance of the convertible notes, and an additional approximately $1.3 million in other income, net incurred by Ban Leong and its subsidiaries.

Income taxes expense

Our income tax expense decreased by approximately $0.9 million, or 78.8%, to approximately $0.2 million for the year ended March 31, 2026, compared to an approximately $1.1 million for the same period in 2025. This decrease was primarily attributable to (i) a decrease of approximately $1.3 million in current income tax expense resulting from lower taxable income in the current year, and (ii) an increase of approximately $0.2 million in deferred income tax benefit primarily due to the recognition of deferred tax assets and changes in temporary differences associated with the Company’s operating losses and timing differences; partially offset by (iii) an additional approximately $0.6 million of current income tax expense incurred by Ban Leong and its subsidiaries.

Net (Loss) Income

We incurred a net loss of approximately $26.2 million for the year ended March 31, 2026, while we have a net income of approximately $5.0 million for the same period in 2025, representing a change of approximately $31.3 million, or 618.9%. Such change mainly was a direct outcome of the reasons discussed above.

Results of Operations

Comparison of the Years Ended March 31, 2025 and 2024

	For the Years Ended March 31,
	2025	2024	Change	Percentage Change
Revenues	$142,072,586	$97,534,701	$44,537,885	45.7%
Cost of revenues	(120,829,225)	(84,216,243)	(36,612,982)	43.5%
Gross profit	21,243,361	13,318,458	7,924,903	59.5%
Selling and marketing	(2,568,702)	(2,602,892)	(34,190)	(1.3)%
General and administrative	(15,438,447)	(13,109,638)	(2,328,809)	17.8%
Income (loss) from operations	3,236,212	(2,394,072)	5,630,284	(235.2)%
Other income, net	2,941,881	486,407	2,455,474	504.8%
Income tax expense	(1,128,672)	(53,291)	(1,075,381)	2017.9%
Net income (loss)	$5,049,421	$(1,960,956)	$7,010,377	(357.5)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game, hardware, and accessories	$123,263,542	86.8%	$91,028,673	93.3%	$32,234,869	35.4%
Game publishing	23,757,232	16.7%	4,446,872	4.6%	19,310,360	434.2%
Advertising service	2,238,364	1.6%	2,716,090	2.8%	(477,726)	(17.6)%
Others	541,156	0.4%	368,128	0.4%	173,028	47.0%
Elimination of intersegment revenue	(7,727,708)	(5.5)%	(1,025,062)	(1.1)%	(6,702,646)	653.9%
Total revenues	$142,072,586	100.0%	$97,534,701	100.0%	$44,537,885	45.7%

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

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game, hardware, and accessories	$115,884,467	95.9%	$80,804,637	95.9%	$35,079,830	43.4%
Game publishing	11,110,156	9.2%	2,736,076	3.2%	8,374,080	306.1%
Advertising service	956,391	0.8%	1,389,562	1.6%	(433,171)	(31.2)%
Others	174,578	0.1%	135,669	0.2%	38,909	28.7%
Elimination of intersegment cost of revenue	(7,296,367)	(6.0)%	(849,701)	(0.9)%	(6,446,666)	758.7%
Total Cost of revenues	$120,829,225	100.0%	$84,216,243	100.0%	$36,612,982	43.5%

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

We incurred a net loss of approximately $26.2 million and cash outflow from our operating activities of approximately $10.5 million for the year ended March 31, 2026. Our accumulated deficit and working capital were approximately $7.5 million and $42.9 million, respectively, as of March 31, 2026. To support our business operation for the next twelve months, we had cash and cash equivalents, and restricted cash amounted to approximately $39.3 million as of March 31, 2026, and accounts receivable, net amounted to approximately $36.7 million which is short-term in nature that we expect to collect within our normal business cycle. Meanwhile, we also utilized debt financing in the form of short- term, convertible note, or long-term borrowings from banking facilities, and accredited investors to finance the working capital requirements of the Company. As of March 31, 2026, we have utilized short-term and long-term borrowings from banking facilities amounted to approximately $21.7 million and $32.3 million, respectively.

From May 2025 to August 2025, we entered into Securities Purchase Agreements with an investor for the issuance of senior unsecured convertible notes in the aggregate principal amount of approximately $5.4 million, issued at an original issue discount for net proceeds of approximately $4.9 million. The agreement also provides the investor with the right to purchase up to an additional $40.1 million in convertible notes (for net proceeds of approximately $36.1 million) in specified increments, which may provide us additional liquidity.

 On October 13, 2025, our subsidiary, 4Divinity SG, entered into a share subscription agreement with an accredited investor, pursuant to which the investor agreed to subscribe for 1,200,000 newly issued ordinary shares at a subscription price of $2.50 per share, for an aggregate consideration of $3,000,000. Upon completion of the subscription, the accredited investor held 1.2% equity interest in 4Divinity SG.

On November 19, 2025, we entered into a banking facility letter with a financial institution in providing a committed term loan facility of up to $2,500,000 for general working capital purposes

Our future operations are highly dependent on a combination of factors, including but not necessarily limited to changes in the demand for our products or services, local government policy, economic conditions, and competition in the gaming industries. However, based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and current liabilities as they become due one year from the date of issuance of these financial statements are issued.

The following summarizes the key components of our cash flows for the year ended March 31, 2026, 2025, and 2024.

	For the Years Ended March 31,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(10,496,806)	$(10,308,634)	$1,316,296
Net cash used in investing activities	(18,233,843)	(6,342,398)	(780,624)
Net cash provided by financing activities	46,874,324	33,557,446	135,236
Effect of exchange rate changes	(203,722)	138,564	(168,777)
Net change in cash, cash equivalents, and restricted cash	$17,939,953	$17,044,978	$502,131

Operating activities

Net cash used in operating activities was approximately $10.5 million for the year ended March 31, 2026. The net cash used in operating activities was primarily attributable to (i) approximately $26.2 million net loss; (ii) approximately $0.4 million of non-cash items related to deferred taxes benefits; (iii) an approximately $9.3 million increase in prepayments to third-party and related-party vendors due to higher advance payments made to secure purchases; (iv) an approximately $7.5 million decrease in accounts payable and accounts payable to related parties as the Company made timely payments to vendors; and (v) approximately $1.6 million of operating lease payments. The cash outflows were partially offset by (a) approximately $17.1 million of non-cash items, including depreciation and amortization, provisions for credit losses and doubtful accounts, changes in the fair value of investments in convertible notes and derivative assets and liabilities, and stock-based compensation; (b) an approximately $3.9 million decrease in accounts receivable due to timely collection; (c) an approximately $3.2 million net decrease in inventories and indefinite-lived intangible assets; (d) an approximately $6.7 million increase in contract liabilities resulting from higher customer deposits received for future purchases; and (e) an approximately $3.6 million increase in other payables and accrued liabilities resulting from additional accrued expenses.

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

Investing activities

Net cash used in investing activities was approximately $18.2 million for the year ended March 31, 2026 and was attributable to $14.3 million cash consideration paid in acquisition of Ban Leong and its subsidiaries, approximately $1.2 million in cash used in purchase of equipment, approximately $0.4 million loan to third party and approximately $2.5 million cash payment in connection with investment in Nekcom Inc.

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

Net cash used in investing activities was approximately $0.8 million for the year ended March 31, 2024 and was attributable to approximately $0.3 million in cash used in purchase of equipment and approximately $0.5 million payment related to achievement of tranche 3 of contingent consideration in connection with the 2Game acquisition.

Financing activities

Net cash provided by financing activities was approximately $46.9 million for the year ended March 31, 2026 and was primarily attributable to (i) approximately $56.1 million proceed received from bank loans; (ii) approximately $23.0 million proceeds from non-controlling interest; (iii) approximately $4.9 million proceeds from convertible notes; (iv) approximately $2.5 million proceed received from share subscription; and (v) approximately $0.2 million loan from related parties; offset by (a) approximately $14.0 million bank loans repayments; (b) approximately $0.2 million of principal payments for finance lease; (c) approximately $24.8 million cash payment in connection of acquiring additional controlling interest in Ban Leong and its subsidiaries, and (d) approximately $0.8 million payment of debt issuance cost in connection with bank loan and convertible notes.

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

Net cash provided by financing activities was approximately $0.1 million for the year ended March 31, 2024 and was primarily attributable to (i) approximately $24.2 million proceed received from bank loans; (ii) approximately $4.0 million loan from related parties; offset by (a) approximately $25.4 million bank loans repayments; (b) approximately $0.9 million in payments for deferred merger costs, (c) approximately $1.4 million advance to related parties, (d) approximately $0.2 million in principle payments, and (e) approximately $0.2 million payment to a shareholder as redemption of ordinary share.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended March 31, 2026, 2025 and 2024, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Bank loans, current maturities	$21,715,464	$21,715,464	$-	$-	$-
Bank loan, non-current	32,265,166	-	29,237,239	3,027,927	-
Amount due to related parties, current	1,042,949	1,042,949	-	-	-
Operating lease obligations	3,454,475	1,663,735	1,755,363	35,377	-
Financing lease obligations	407,335	106,743	253,612	46,980	-
Total	$58,885,389	$24,528,891	$31,246,214	$3,110,284	$-

Commitment in publishing agreement

On December 18, 2024, we, through our subsidiary 4Divinity SG, entered into a Publishing Agreement with Nekcom Private Limited and its PRC affiliate (collectively, “Nekcom”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5,000,000, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of March 31, 2026, we had paid $5,000,000 of the minimum sales guarantee.

Capital Expenditures

For the years ended March 31, 2026, 2025 and 2024, we purchased approximately $1.2 million, $0.2 million, and $0.3 million, respectively, of equipment mainly for the use in our business daily operation.

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

EBITDA is presented to enhance GCL investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA has material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Net (loss) / income	(26,203,221)	5,049,421	(1,960,956)
Interest expense, net	3,039,054	2,255,934	507,803
Provision for income taxes	239,753	1,128,672	53,291
Depreciation and amortization expenses	4,018,456	2,369,036	2,371,718
EBITDA	(18,905,958)	10,803,063	971,856

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

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

Contingent consideration for acquisition was valued at the time of acquisition and March 31, 2025 and 2024, using unobservable inputs and the undiscounted cash flow methodology. The determination of the fair value is based on discounted cash flows, the key assumptions take into consideration the probability of meeting each performance target and the discount factor. As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be approximately $3.4 million.

Subsequently, the change of fair value of the contingent consideration for acquisition was amounted to a gain of approximately $0.2 million for the year ended March 31, 2026, and a loss of approximately $0.5 million and $0.3 million for the year ended March 31, 2025 and 2024, respectively. As of March 31, 2026 and 2025, the contingent consideration for acquisition amounted to nil and approximately $1.1 million, respectively.

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

The Top-Up Share liability was valued as of February 12, 2025 and March 31, 2025, using a Monte Carlo simulation model based on unobservable inputs. The fair value measurement incorporated key assumptions, including our stock price, expected volatility, holding period, and the risk-free interest rate. As the conversion date occurred shortly before our March 31, 2025 reporting date and no material changes in valuation inputs were identified, we did not record a significant change in fair value between the two measurement dates. The Top-Up Share liability was recorded at approximately $2.7 million as of the conversion date and $16.2 million as of March 31, 2026.

Goodwill impairment

We perform annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. For the year ended March 31, 2025, management evaluated the recoverability of goodwill by performing qualitative assessment on its reporting units and determined that it is less likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2025. For the years ended March 31, 2026 and 2024, management evaluated the recoverability of goodwill by comparing the fair value of a reporting unit with its carrying amount. We had engaged a third-party appraiser to assess the fair value of the console game, hardware, computer accessories, and other multi-media products reporting unit by applying income approach which considers the present value of the console game, hardware, computer accessories, and other multi-media products reporting unit’s future after-tax cash flows, discounting them to present value using a 12.5% and 13.0% discount rate for the years ended March 31, 2026 and 2024. As a result, the fair value of the game distributing reporting unit’s fair value exceeds its carrying value, and therefore, no impairment loss on goodwill was recognized for the years ended March 31, 2026 and 2024.

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

Name	Age	Position
Executive Officers:
Jacky Choo See Wee	50	Group Chairman, Chief Executive Officer of Epicsoft Asia and 4Divinity and Director
Sebastian Toke Hong Ta	41	Group Chief Executive Officer and Director
Keith Liu Min Tzau	55	Group Deputy Chief Executive Officer and Group Chief Marketing Officer
Kenny Lin Yuxin(1)	44	Group Chief Financial Officer
Catherine Choo See Ling(2)	47	Group Chief Operating Officer and Director
Non-independent Directors:
Jacky Choo See Wee	50	Director
Sebastian Toke Hong Ta	41	Director
Catherine Choo See Ling	47	Director
Independent Directors:
Tse Meng Ng	51	Independent Director
Wilson W. Wang	44	Independent Director
Joshua Kewei Cui	42	Independent Director

(1)	Mr. Lin joined GCL as its Group Chief Financial Officer on April 21, 2025.
(2)	Ms. Choo started her role as the Group Chief Operating Officer on April 21, 2025.

Executive Officers

Jacky Choo See Wee has served as our Group Chairman since February 13, 2025. Mr. Choo is a veteran with over 20 years of experience in the video game industry. He is widely recognized in the industry for his deep understanding of gaming trends, technology, and market dynamics. Mr. Choo has been serving in multiple executive and decision making positions within the GCL Group and other private companies in the industry since 2005. Most recently, Mr. Choo has been the Chairman for GCL BVI since December 2018, where he directs and executes the Company’s vision, strategically expands a portfolio of gaming-related and social media entities, diversifies the Company’s offerings and enhances its market presence, and leads expansions both geographically and horizontally across platforms. Mr. Choo has also been the Director and CEO of Epicsoft Asia since September 2014, where he spearheads the company’s expansion of video game distribution operations into multiple regions, achieving year-on-year growth in both revenue and market presence. He forged strategic partnerships with international game developers and publishers such as Take-Two, CD Projekt Red, Warner Bros. Games and SEGA, enriching the company’s game catalog and bolstering market competitiveness. He successfully led the digital transformation of the company’s business, expanding into the digital game distribution space, capitalizing on emerging trends, and reaching new markets. Mr. Choo also serves as a Director for Epicsoft Malaysia, 4Divinity, Martiangear, and other companies within the GCL Group. Mr. Choo received a Bachelor’s degree in Chemical Engineering from National University of Singapore in Singapore.

Sebastian Toke Hong Ta has served as our Group Chief Executive Officer and director since February 13, 2025. Mr. Toke has been serving as the Group CEO of GCL Global since February 2023, where he manages GCL Group’s business, overseeing all key business verticals, and makes strategic decisions in collaboration with senior management and our Group Chairman. Mr. Toke is responsible for driving GCL Group’s growth and diversification initiatives to ensure its financial health and sustainability. Prior to joining GCL Group, Mr. Toke was the Head of Investments at Impecca Ventures from May 2022 to January 2023, where he led the overall investment strategy for the investment portfolio across both public and private markets. From February 2021 to April 2022, Mr. Toke was the Asia Head of Fixed Income for Nomura Securities where he was responsible for driving the fixed income business across Asia within the wealth management platform across trading, research and advisory. From August 2014 to January 2021, he served in a Fixed Income Advisory role at BNP Paribas, where he helped formulate BNP Paribas’ wealth management fixed income strategy and drive regional investments in fixed income credits and structured products. Mr. Toke received Bachelor Degree of Economics and Finance at the Royal Melbourne Institute of Technology in Australia.

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

Kenny Lin Yuxin has served as our Group CFO since April 21, 2025. Mr. Lin has over 15 years of financial management, accounting and strategic leadership experience. Immediately prior to joining GCL, Mr. Lin was the Finance Director of Kacific Broadband Satellites Ltd. and has held that position since July 2024. From October 2021 to April 2024, he was the Chief Financial Officer of Pegasus Asia, a Singapore-listed special purpose acquisition company. From June 2019 to October 2021, Mr. Lin was the Finance and Investment Manager of SIN Capital Group Pte Ltd, a private investment company in Singapore. From February 2016 to January 2019, Mr. Lin was the Group Finance Manager of Soilbuild Construction Group Limited, a Singapore-listed company. Prior to that, he was Senior Auditor at two large public accounting firms in Singapore. Mr. Lin holds a Master of Business Administration from University of Newcastle in Australia. He is also a Chartered Accountant of Singapore.

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

Directors

Jacky Choo See Wee is a member of our board of directors. For more information about Mr. Choo, see “Management - Executive Officers.”

Sebastian Toke Hong Ta is a member of our board of directors. For more information about Mr. Toke, see “Management  - Executive Officers.”

Catherine Choo See Ling is a member of our board of directors. For more information about Ms. Choo, see “Management - Executive Officers.”

Tse Meng Ng has been a member of our board of directors since February 13, 2025. Since September 2025, Mr. Ng has been the Chairman and Chief Executive Officer of RF Acquisition Corp. III, a special purpose acquisition company that consummated a $100 million initial public offering in February 2026. Since February 2024, he has been the Chairman and Chief Executive Officer of RF Acquisition II, a special purpose acquisition company that consummated a $150 million initial public offering in May 2024 and executed a definitive agreement for its initial business combination with Nanyang Biologics Pte. Ltd. in October 2025. From January 2021 to February 2025, Mr. Ng was the Chairman and Chief Executive Officer of RFAC. In February 2019, Mr. Ng co-founded Ruifeng Wealth Management Pte Ltd, a Singapore Capital Markets Services licensed financial institution regulated by the Monetary Authority of Singapore with a market capitalization of approximately $2 billion, for which he serves as the chairman. There, Mr. Ng and his team provide fund management services to ultra-high net worth individuals. From May 2014 to January 2019, Mr. Ng served as the Managing Director of Credit Agricole, an international full-service banking group. He was voted ‘Outstanding Young Private Banker’ in 2011 by Private Banker International, a leading journal for the global wealth management industry. Prior to that, Mr. Ng was a Director at Credit Suisse where he helped form the team that covered the North Asia markets. He started his career in 1998 at Citibank N.A where he managed a team of banking staff. Mr. Ng earned a B.S. in Business from Nanyang Technological University.

Wilson W. Wang, PhD has been a member of our board of directors since February 13, 2025. Dr. Wang is currently the Director of Innovation PG, Office of Provost at the Singapore University of Technology and Design, championing a new Innovation pathway for getting postgraduate accreditations. He is also an adjunct Professor of Van Lang University and a Professor of Practice (Global) for Golden Gate University, giving masterclasses to students from the respective universities. From July to December 2025, Dr. Wang was the Chief Investment and Enterprise Officer of AccTrain Academy, a private educational institution providing Digital, AI and Cybersecurity upskilling courses for practitioners. From August 2023 to April 2025, Dr. Wang was the acting Director of Investments, Deputy Academic Director and adjunct Associate Professor of NUS Enterprise Academy at the National University of Singapore (NUS). He led investment strategies and oversaw postgraduate and Continuing Education and Training (CET) programmes focusing on venture creation and entrepreneurship education. From December 2019 to July 2023, Dr. Wang was the Deputy Director, Industry Liaison Office at NUS, where he spearheaded collaboration initiatives between academia and industry, driving innovation through strategic partnerships with the global venture capital community. He was also appointed by the Sri Lanka government as an honorary advisor for the masterplanning project in the Northern Province in February 2023. Prior to his employment with NUS, Dr. Wang has held various management positions in different global investment firms including Temasek and Fosun International between 2006 and 2018. Dr. Wang received a Bachelor’s Degree (First Class Honors) in Computing from the National University of Singapore, an Executive MBA from the Quantic School of Business and Technology and PhD in Management with research focus on Applied Behavioral Economics from the University of Canberra in Australia.

Joshua Kewei Cui has been a member of our board of directors and has served as the chairman of our audit committee since February 13, 2025. Since April 2022, Mr. Cui has been the executive officer of SOCC Capital Consultancy Pte Ltd (“SOCC Capital”), a regional Singapore-based corporate and advisory firm he co-founded. SOCC Capital specializes in corporate finance and reporting compliance services. Since August 2024, Mr. Cui has served as an independent director and a member of the audit committee of BitFuFu Inc. (NASDAQ: FUFU). From June 2017 to October 2024, he was a director at JWCC Capital Consultancy Pte Ltd, a consultancy firm specialized in strategic planning, business development and internal controls. From June 2022 to September 2023, Mr. Cui was the Chief Financial Officer at Ohmyhome Ltd (NASDAQ: OMH). Mr. Cui has nearly 20 years of experience in financial management, financial planning, auditing, consulting, corporate governance, and capital markets advisory. Mr. Cui began his career as an auditor at one of the international accounting firms, and has held several key leadership roles in companies listed in Hong Kong and Singapore. He has extensive experience in financial reporting, compliance, internal controls, strategic planning, fundraising and corporate advisory.. He received a Bachelor’s Degree in Applied Accounting from Oxford Brookes University and has been a member of the Institute of Singapore Chartered Accountants since December 2010 and holds an Executive Master in Finance from INSEAD.

Family Relationships

Ms. Catherine Choo See Ling, one of our directors, and Mr. Jacky Choo See Wee, our Group Chairman, are siblings.

B. Compensation

Executive Officers

The aggregate cash compensation paid to our executive officers during the fiscal year ended March 31, 2026 (including individuals who are no longer with GCL Group at the time of reporting) was approximately $3.3 million. Neither the Company nor the compensation committee of the Board has engaged a compensation consultant to determine or recommend the amount or form of executive or director compensation. In addition to salaries, this amount includes (i) an aggregate of $273,435 of rent, representing 50% of the rent payments for a property in Singapore which served as Mr. Choo See Wee’s office as well as residence, (ii) an aggregate of $51,800 in lease payments for a company car for Mr. Choo See Wee, (iii) an aggregate of $10,467 in lease payments for a company car for Mr. Sebastian Toke, and (iv) a one-time special bonus payment of $920,000 to Mr. Choo See Wee.

Directors

The aggregate cash compensation paid to our directors during the fiscal year ended March 31, 2026 was $480,000, consisting entirely of cash fees for the directors’ service on the Board. Neither the Company nor the compensation committee of the Board has engaged a compensation consultant to determine or recommend the amount or form of executive or director compensation.

Employment Agreements, Service Agreements, and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Such agreements provide for a base salary, a bonus opportunity, and other incentive compensation programs offered to executives of the Company. Subject to the terms of the employment agreements, we may terminate their employment by giving a written notice. In addition, upon termination of an executive officer’s employment without cause or resignation by the executive officer for “good reason,” as defined in their employment agreements, such executive officer will, conditioned upon his/her execution of a separation and release agreement, be eligible to receive a severance payment in the amount specified in their employment agreement. Under these agreements, the executive officers are also subject to confidentiality, non-competition, and non-solicitation provisions.

We also entered into service agreements with each of our directors. Such agreements provide for an annual fee for the board members’ services, including base fees, and fees for their board committee memberships. Such agreements will be automatically terminated once the director stops serving on the board. Under these agreements, the directors are also subject to confidentiality, non-competition, and non-solicitation provisions.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Other Benefit

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

Equity Incentive Plan

In February 2025, our Board approved the GCL Global Holdings Ltd Equity Incentive Plan, which we refer to as the “Equity Incentive Plan”. The purpose of the Equity Incentive Plan is to help us attract, motivate and retain such persons with awards under the Equity Incentive Plan and thereby enhance shareholder value.

The Equity Incentive Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits. Employees, members of the Board and consultants of the Company and its affiliates are eligible to participate in the Equity Incentive Plan. An employee, a director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards. Each award under the Equity Incentive Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto. The Board or any entity appointed by the Board to administer the Equity Incentive Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award. The aggregate number of ordinary shares that is initially authorized for issuance under the Equity Incentive Plan was 18,941,458. Subject to any adjustments provided in the Equity Incentive Plan, such aggregate number of shares will automatically increase every April 1 of each year, in an amount equal to 3% of the total number of ordinary shares outstanding on March 31 of the preceding year.

During the fiscal year ended March 31, 2026, an aggregate of 547,183 ordinary shares were awarded under the Equity Incentive Plan.

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

We are a “controlled company” as defined under the Nasdaq rules, because Mr. Jacky Choo See Wee, our Group Chairman is able to exercise approximately 61.9% of the aggregate voting power of our total issued and outstanding shares. Under the Nasdaq rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Accordingly, we have elected to avail itself of the exemptions available to it under Rule 5615(a)(7)(B) of the Nasdaq rules by foregoing (i) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that we have a nominating and corporate governance committee with a written charter addressing the committee’s purpose and responsibilities. We are eligible to take advantage of additional exemptions from certain Nasdaq corporate governance requirements. As a result, our shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

D. Employees

We had approximately 331, 162 and 106 full-time employees as of March 31, 2026, 2025 and 2024, respectively. The steady growth of our head-count was primarily due to expansion in Operations and Sales and Marketing as we grew our business and operations as a public company and as a result of our acquisition of Ban Leong. The 331 full-time employees we had as of March 31, 2026 consisted of 300 in Asia Pacific (including 169 in Singapore, 58 in Malaysia, 51 in Thailand, 9 in Hong Kong, 5 in China, 4 in Bangladesh, 3 in Japan, and 1 in Indonesia), 19 in Europe, and 12 in other parts of the world, carrying out the following primary functions:

Media Production	7
Content Development and Publishing	4
Operations	113
Sales and Marketing	134
Finance	34
Management and Administration	39
Total	331

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

E. Share Ownership

Ownership of our shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders” of this Report.

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

The calculations in the table below are based on 130,135,432 ordinary shares issued as of the date of this Report.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Five Percent or Greater Holders:
Epicsoft Ventures Ltd.(1)	80,581,793	61.9%
Sega Corporation(2)	8,001,835	6.1%
RF Dynamic LLC(3)	7,325,500	5.6%
Directors and Executive Officers
Jacky Choo See Wee(1)	80,581,793	61.9%
Sebastian Toke	-	-
Keith Liu Min Tzau	-	-
Kenny Lin Yuxin	-	-
Catherine Choo See Ling(1)	-	-
Tse Meng Ng(3)	7,325,500	5.6%
Wilson W. Wang	-	-
Joshua Kewei Cui	-	-
All Directors and Executive Officers as a group (8 individuals)(1)	87,906,793	67.5%

(1)	Mr. Jacky Choo See Wee, Chairman of the Board and Ms. Catherine Choo See Ling, the Chief Operating Officer and a director of the Company, holds 98% and 1% of Epicsoft Ventures Ltd., a Cayman Islands company, respectively. Mr. Jacky Choo See Wee has the sole voting and investment power over these shares.
(2)	The business address of Sega Corporation is Sumitomo Fudosan Osaki Garden Tower, 1-1-1 Nishi-Shinagawa, Shinagawa-Ku, Tokyo 141-0033, Japan.
(3)	Number of shares beneficially owned is comprised of (i) 2,875,000 Ordinary Shares issued to the Sponsor in exchange for the same number of shares of RFAC Common Stock held by the Sponsor immediately prior to the closing of business combination; and (ii) up to 4,450,500 Ordinary Shares issuable upon exercise of 4,450,500 Warrants. RF Dynamic LLC is the record holder of the securities reported herein. Tse Meng Ng is the sole member and manager of RF Dynamic LLC and has voting and investment discretion with respect to the securities held of record by the Sponsor. Tse Meng Ng disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of his respective pecuniary interest therein. The business address of RF Dynamic LLC is 111 Somerset Road, #05-06, Singapore 238164.

B. Related Party Transactions

For the fiscal year ended March 31, 2026, the Company owes Mr. Jacky Choo See Wee, in an aggregate total of $823,864 which included interest free loan due on demand and director fee payable. For more information about related party transactions involving Mr. Jacky Choo See Wee, see “Item 6. Directors, Senior Management and Employees - B. Compensation.”

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

B. Memorandum and Articles of Association

The Memorandum and Articles of Association of the Company were most recently amended and restated upon the closing of the Business Combination and are filed as Exhibit 1.1 to this Report. The description of the Amended and Restated Memorandum and Articles of Association of the Company is included in the Company’s Shell Company Report on Form 20-F, filed with the SEC on February 26, 2025.

C. Material Contracts

Note Purchase Agreements

From September 30, 2024 to December 2024, pursuant to certain convertible note purchase agreements (as further amended on or about February 5, 2025, the “Note Purchase Agreements”), GCL Global issued to certain accredited investors (the “Transaction Investors”) an aggregate of $33,025,000 convertible notes which were exchanged for 9,540,552 shares of Merger Consideration Shares (as defined in the Merger Agreement) on February 13, 2025 upon closing of the business combination. Of the 9,540,552 shares issued at Closing, 2,201,665 shares were “Bonus Shares” (as defined in the Note Purchase Agreements) held in escrow, scheduled to be released in one-third (1/3) increments at the end of each of the first three anniversary dates of the Closing Date to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the time. In the event that the lowest volume-weighted average closing price of the Merger Consideration Shares is less than $4.50 per share for any ten (10) consecutive trading days during the last month prior to the third anniversary day of the Conversion Date, the Transaction Investors will be entitled to receive certain Top-Up Shares (defined in the Note Purchase Agreement) and, under certain limited circumstances, a cash payment, based on the number of Merger Consideration Shares held on the third anniversary date of the Business Combination. Based on the number of ordinary shares held by the Transaction Investors at the end of the first anniversary date of the Closing date and due to the precipitous drop in trading price of our ordinary shares during the first year from the Closing Date, we released from escrow the entire 2,201,665 shares to the Transaction Investors on March 26, 2026.

Nekcom SPA

In November 2024, GCL Global, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which, among other things, (i) Nekcom entered into a publishing agreement with GCL Global (the “Nekcom Publishing Agreement”) appointing 4Divinity as Nekcom’s global publisher and distributor of the upcoming game Showa American Story, excluding certain regions previously licensed to other parties; and (ii) the Company purchased 12,250,000 shares of Nekcom’s Series B Preferred Stock (“Nekcom Series B Preferred Shares”) constituting 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in GCL Global ordinary shares. Pursuant to the Nekcom Publishing Agreement, the $3,000,000 secured loan extended to Nekcom in September 2024 was converted into the minimum guarantee (the “Minimum Guarantee”) advanced by 4Divinity to Nekcom, which represents a contractually specified guaranteed publishing payment that we have agreed to provide under the related publishing agreement and that is recoverable by us from our contractual share of revenues generated from the exploitation and distribution of the game. In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024. The Nekcom Consideration Shares and the Nekcom Additional Consideration Shares were exchanged for an aggregate of 2,126,729 ordinary shares of the Company on February 13, 2025 upon closing of the business combination, but were held in escrow until the date on which the Company has recovered, through our contractual share of publishing revenues, an amount equal to the minimum guarantee (the “Full Recoupment Date”), at which time they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to GCL Global for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash. As of the date of this Report, the game Showa American Story has not been commercially launched and the Minimum Guarantee has not yet been recouped. If either (i) Full Recoupment is not achieved within twelve (12) months following the commercial launch of the game, or (ii) the game is not commercially launched on or before December 31, 2026, the Nekcom Consideration Shares and the Nekcom Additional Consideration Shares held in escrow may be subject to forfeiture and return, at the discretion of the Company.

Pursuant to a Share Purchase Agreement between GCL Global and an accredited investor, dated March 10, 2026, GCL Global sold 306,250 of the 12,250,000 Nekcom Series B Preferred Shares it held to the investor for $1,000,000. Buyer will have the right, but not the obligation, to sell back to GCL Global any or all of these 306,250 Nekcom Series B Preferred Shares at two times the original purchase price per share during the first six months following the official release of the game Showa American Story. In the event that the game Showa American Story is not officially launched on or before June 30, 2028, buyer will have the right to demand GCL Global to buy back these 306,250 Nekcom Series B Preferred Shares at a price equal to the original purchase price plus 10% per annum.

2Game SPA

Pursuant to the Share Sale and Purchase Agreement dated March 19, 2025 (the “2Game SPA”) by and among GCL Global SG and the 2Game Sellers, GCL Global SG purchased from the 2Game Sellers 1,000 shares of 2Game (the “Sale Shares”) for $1,200,000, resulting in GCL Global SG currently holding 61% equity interests of 2Game. The 2Game SPA contains certain financial performance targets for 2Game over the next three years starting and including fiscal year 2026. Pursuant to the terms of the 2Game SPA, the 2Game Sellers were required to buy back the Sale Shares from GCL Global SG for $1,272,000 because 2Game has failed to generate at least $70,000,000 of revenue and net profit after tax of at least $2,500,000 during fiscal year 2026. As of the date of this Report, 2Game Sellers have not bought back the Sale Shares.

Nekcom Series B Shares

Pursuant to a Share Purchase Agreement between GCL Global and an accredited investor, dated March 10, 2026, GCL Global sold 306,250 of the 12,250,000 shares of Nekcom Series B Preferred Stock (“Nekcom Series B Shares”) it held to investor for $1,000,000. Buyer will have the right, but not the obligation, to sell back to GCL Global any or all of these 306,250 Nekcom Series B Preferred Shares at two times the original purchase price per share during the first six months following the official release of the game Showa American Story. In the event that the game Showa American Story is not officially launched on or before June 30, 2028, buyer will have the right to demand GCL Global to buy back these 306,250 Nekcom Series B Preferred Shares at a price equal to the original purchase price plus 10% per annum.

4Divinity SG Shares

Our subsidiary, 4Divinity SG entered into share subscription agreements with ADATA Technology Co., Ltd., a Taiwanese company that is also a leader in memory and storage solutions, between October 2025 and July 2026, pursuant to which ADATA has purchased newly issued ordinary shares of 4Divinity SG, representing an aggregate of approximately 10.2% of outstanding equity interests of 4Divinity SG, for $32,000,000.

ATW SPA, Registration Rights Agreement, Exchange Agreement, and April 2026 Warrant

On May 21, 2025, the Company entered into a securities purchase agreement (the “ATW SPA”) with ATW Partners (the “Investor”) for the issuance of senior unsecured convertible notes (the “Notes”), through a facility of up to $45.5 million. Pursuant to the ATW SPA, the Company has issued and sold to the Investor an initial note in the aggregate original principal amount of $2,900,000, at a purchase price of $2,610,000 on May 22, 2025. Pursuant to the ATW SPA, as amended on August 26, 2025, the Company has issued and sold to the Investor additional Notes in the aggregate original principal amount of $2,530,000, at a purchase price of $2,277,000. The Notes had a three-year term and bore interest at 6% per annum, payable monthly, at GCL’s option, in cash or, provided that certain conditions were met, in ordinary shares.

In connection with the ATW SPA, the Company and the Investor entered into a Registration Rights Agreement pursuant to which the Company filed a resale registration statement (333-290032) for certain Conversion Shares (as defined in the Registration Rights Agreement) which was declared effective by the SEC on September 8, 2025.

In April 2026, the Company redeemed, in part, the then-outstanding Notes for approximately $3.18 million pursuant to the terms of the Notes. The Parties also entered into that certain Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the remaining balance of the Notes was exchanged for a warrant to purchase 1,125,000 ordinary shares at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination (the “April 2026 Warrant”) in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The Parties have also agreed to, among other things, waive any right to consummate any additional closing or cause the Company to issue additional notes, pursuant to the terms of the SPA.

OCBC Warrant

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between Epicsoft Asia Pte. Ltd. (the “Borrower”), a wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company” or “GCL”), and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. The Warrant was issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the Warrant). On December 2, 2025, the facility is cancelled with no fund disbursed.

Acquisition of Ban Leong

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025. Ban Leong became a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST and on August 28, 2025, changed its name to Ban Leong Technologies Pte. Ltd. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

The following summary of certain material Cayman Islands and U.S. federal income tax considerations generally applicable to the ownership of our ordinary shares and Warrants to acquire our ordinary shares, sometimes referred to collectively in the summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

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

U.S. Federal Income Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations for U.S. Holders (as defined below) generally applicable to the ownership and disposition of our Ordinary Shares and Warrants (which we refer to collectively as our securities). For purposes of this discussion, a “Holder” is a beneficial owner of our Ordinary Shares or Warrants. This discussion applies only to our Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. The Company has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

This summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

●	banks, insurance companies, or other financial institutions;

●	tax-exempt or governmental organizations;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	persons whose functional currency is not the U.S. dollar;

●	taxpayers that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our Ordinary Shares or Warrants under the constructive sale provisions of the Code;

●	persons that acquired our Ordinary Shares or Warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	persons that hold our Ordinary Shares or Warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;

●	certain former citizens or long-term residents of the United States;

●	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Company;

●	holders of private placement warrants;

●	the Company’s officers or directors; and

●	holders who are not U.S. Holders.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or Warrants, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in such partnerships holding our Ordinary Shares or Warrants are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

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

Gain or Loss on Sale or Other Taxable Exchange or Disposition of our Ordinary Shares and Warrants

Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of our Ordinary Shares or Warrants (which, in general, would include a redemption of our Ordinary Shares or Warrants that is treated as a sale of such securities), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in our Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for our Ordinary Shares or Warrants, as applicable, so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed above, a U.S. Holder generally will not recognize gain or loss on the acquisition of our Ordinary Shares upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in our Ordinary Shares received upon exercise of a Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for our Ordinary Shares received upon exercise of the Warrant will commence on the date of exercise of the Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.

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

If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a U.S. Holder generally would not recognize any gain or loss on the exchange of Warrants for our Ordinary Shares. A U.S. Holder’s initial basis in our Ordinary Shares received would generally equal the U.S. Holder’s aggregate basis in the exchanged Warrants.

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

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited half-yearly financial information. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position. The board of directors reviews policies and procedures for the management of these risks. The Audit Committee provides independent oversight to the effectiveness of the risk management process. See Note 21 to our consolidated financial statements included elsewhere in this report for further details.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act.

In connection with the preparation of the Company’s consolidated financial statements for fiscal year 2026, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (1) Lack of effective monitoring and evaluation of the design and operating effectiveness of internal controls over financial reporting, including those related to: (i) identification and assessment of the accounting treatment of complex transactions and the related impact including fair valuation adjustments; and (ii) formal period-end closing and financial reporting policies and procedures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (2) Lack of information technology general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. To remediate the material weaknesses, the Company will implement the following measures (A) design an effective control framework and strengthen the monitoring function over the financial reporting process; (B) implement a formal process to identify complex or non-routine transactions at inception and throughout their lifecycle. Accounting implications and conclusions documented in U.S. GAAP technical accounting memoranda by technical accounting specialists or valuation specialists will be subjected to management review and approval prior to recording the transaction in the financial statements; and (C) formulate and implement formal IT general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement additional remedial actions in order to implement effective control over financial reporting.

Based on that evaluation, our management has concluded that, due to the outstanding material weaknesses described above, as of March 31, 2026, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria set forth in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with established policies and procedures may deteriorate.

Based on management’s evaluation, and due to the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2026.

The material weaknesses identified related primarily to the following areas: (1) Lack of effective monitoring and evaluation of the design and operating effectiveness of internal controls over financial reporting, including those related to: (i) timely identification and assessment of the accounting treatment of complex transactions and the related impact including fair valuation adjustments; and (ii) formal period-end closing and financial reporting policies and procedures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and (2) Lack of information technology general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. To remediate the material weaknesses, the Company will implement the following measures (A) design an effective control framework and strengthen the monitoring function over the financial reporting process; (B) implement a formal process to identify complex or non-routine transactions at inception and throughout their lifecycle. Accounting implications and conclusions documented in U.S. GAAP technical accounting memoranda by technical accounting specialists or valuation specialists will be subjected to management review and approval prior to recording the transaction in the financial statements; and (C) formulate and implement formal IT general controls in the areas of IT policies and procedures, access management, change management, oversight of outsourced IT services and maintenance of documentary evidence supporting IT processes. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement additional remedial actions in order to implement effective control over financial reporting.

The material weaknesses will not be considered remediated until the applicable controls have been designed and implemented, operated for a sufficient period of time, and management has concluded, through testing, that such controls are operating effectively. Management will continue to monitor the effectiveness of the remediation measures and may take additional actions or modify existing remediation plans as appropriate.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “emerging growth company”.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) other than acquisition of Ban Leong during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by our principal accountant for the respective period.

	2026	2025
Audit fees(1)	1,000,000	618,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All Other Fees(4)	-	-
Total	1,000,000	618,000

Notes:

(1)	Audit Fees. Audit fees consist of fees for the audit of our annual financial statements and the reviews of our interim financial statements. Audit fees for each period also include related services that are normally provided in connection with registration statements.
(2)	Audit-related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees. Tax fees consist of fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	All other Fees. All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services and audit-related services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our audit committee conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements as of and for the fiscal year ending March 31, 2026.

On March 24, 2026, the Board of the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) and approved the appointment of Ernst & Young LLP, located in Singapore (“EY SG”) as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements to be filed with the SEC. The change of the Company’s independent registered public accounting firm was and made after a review process conducted by Audit Committee.

Marcum Asia’s audit reports on the Company’s consolidated financial statements for the years ended March 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles as defined in Item 16F(a)(1)(ii)of Form 20-F. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of accounting staff and resources with appropriate knowledge of GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements., and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. There were no disputes or disagreements between the Company and Marcum Asia during the time it was the Company’s independent registered public accounting firm through the date of dismissal.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with EY SG regarding any of the following: (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements; (2) the type of audit opinion that might be rendered on the Company’s consolidated financial statements by EY SG, in either case where written or oral advice provided by EY SG would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (3) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein ) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

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

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; (iv) regularly scheduled executive sessions with only independent directors each year; or (v) an annual shareholders meeting.

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

ITEM 16K. CYBERSECURITY

We recognize the critical importance of developing, implementing, and maintaining appropriate cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Accordingly, we engage in continuous and ongoing efforts to safeguard our information systems and protect the confidentiality, integrity and availability of our data.

Managing Material Risks and Integrating Cybersecurity Risk with Overall Risk Management

The Company is committed to maintaining cybersecurity measures to protect the confidentiality, integrity, and availability of its information systems and data. Cybersecurity risks are assessed based on their potential operational, financial, legal, regulatory, and reputational impact and are integrated into the Company’s enterprise risk management processes. Our current cybersecurity risk assessments include areas such as potential threats and vulnerabilities, implementation of data encryption protocols, access controls based on internal security policies, employee training and awareness programs, and real-time monitoring and incident response capabilities. Cybersecurity risk oversight is provided by our Board of Directors. Our Board receives updates on the Company’s cybersecurity program at least annually, and more frequently as appropriate in the event of significant cybersecurity risks or incidents. These updates include the Company’s cybersecurity strategy, material cybersecurity risks, significant cybersecurity incidents, and the effectiveness of management’s cybersecurity risk management processes. Day-to-day responsibility for identifying, assessing, managing, and responding to cybersecurity risks is delegated to the Group Chief Executive Officer and Group Chief Operating Officer, who are supported by other personnel, advisors and the Company’s Legal Department. Management maintains a risk-based cybersecurity program that includes enterprise-wide risk assessments, continuous security monitoring, vulnerability management, penetration testing, incident response planning, third-party risk management, cybersecurity awareness training, and business continuity and disaster recovery planning. Management provides cybersecurity updates to the Group Chief Executive Officer at least biannually and more frequently as appropriate in the event of significant cybersecurity risks or incidents.

Engagement of Third-Parties For Cybersecurity Risk Management Support

From time to time, we engage cybersecurity consultants, auditors, and other third parties to assess and enhance our cybersecurity practices. These third parties conduct assessments, penetration testing, and vulnerability assessments to help us identify weaknesses and, in some cases, to recommend improvements. Additionally, we use certain third-party tools and technologies as part of our efforts to enhance cybersecurity functions including vulnerability scanning tools, key management services, data encryption and continuous monitoring, detection, and response capabilities.

Oversight of Third-Party Service Providers

Given the importance of cybersecurity, we evaluate third-party service providers that either provide or support our information systems from a cybersecurity risk perspective. We endeavor to assess service-provider risks based upon the services each such third-party service provider may provide and the potential threat impact of each such service provider’s services. Our risk evaluations are used to inform our third-party service provider cybersecurity risk assessments and our assessments may include review of appropriate reports or certifications relating to the service provider’s security controls and practices or review of the service provider’s physical and technical security measures, practices and procedures.

Risks from Cybersecurity Threats

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company are included at the end of this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of GCL Global Holdings Ltd (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F, filed with the SEC on February 26, 2025).
2.1*	Description of Securities
4.1	Form of Senior Convertible Note issued on May 22, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on May 22, 2025)
4.2	Form of Warrant issued on July 7, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 8, 2025)
4.2.1	Amendment No. 1 to Warrant dated July 29, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 29, 2025)
4.3	Form of Warrant issued on April 28, 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on August 29, 2026)
10.1	Assignment, Assumption and Amendment Agreement by and among RFAC, the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025).
10.2	Registration Rights Agreement by and among the Company, GCL Global Limited and certain holders named therein, dated February 13, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.3	Bonus Shares Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.3 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.4	Share Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.4 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.5	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on October 18, 2024)
10.5.1	Form of Amendment to Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
10.6	Series B Preferred Stock Purchase Agreement by and between GCL Global Limited and Nekcom Inc. dated November 20, 2024 (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.6.1	Addendum to Payment Rescheduling Agreement by and among GCL Global Limited, Nekcom Inc. and other parties named therein dated July 10, 2025 (incorporated by reference to Exhibit 10.6.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.6.2	First Amendment to Series B Preferred Stock Purchase Agreement between GCL Global Limited and Nekcom Inc., dated May 15, 2025 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, filed with the SEC on January 30, 2026)
10.7	Securities Purchase Agreement between the Company and the investor named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)
10.7.1	Form of Amendment, Waiver and Exchange Agreement dated April 29, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on August 29, 2026)
10.8	Registration Rights Agreement between the Company and the buyer named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2025)

10.9##	Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.10	The First Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.11	The Second Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated October 17, 2023 (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.12	The Third Contract Addendum for the Sales and Purchase Agreement by and between GCL Global Pte. Ltd. (formerly known as Ludus Asia Pte. Ltd.) and Vendors dated December 29, 2024 (incorporated by reference to Exhibit 10.12 of The Company’s Form 20-F filed with the SEC on July 31, 2025)
10.13##	Share Sale and Purchase Agreement dated March 19, 2025 by and between GCL Global Pte. Ltd. and parties named therein (incorporated by reference to Exhibit 10.13 of The Company’s Form 20-F filed with the SEC on July 31, 2025)
10.14	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.15	Equity Incentive Plan, effective February 13, 2025 (incorporated by reference to Exhibit 4.2 of the Company’s Form S-8 filed with the SEC on May 1, 2025)
10.16	First Amendment to Series B Preferred Stock Purchase Agreement between GCL Global Limited and Nekcom Inc., dated May 15, 2025 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on January 30, 2026)
11.1*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
15.1*	Consent from Marcum Asia LLP
15.2*	Consent from Ernst & Young LLP
21*	List of Subsidiaries
97	Clawback Policy (incorporated by reference to Exhibit 99.5 of The Company’s Form 20-F filed with the SEC on February 26, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
#	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, the Company may request confidential treatment of omitted items.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.
**	Furnished herewith. This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filings of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

GCL GLOBAL HOLDINGS LTD

July 31, 2026	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group Chief Executive Officer and Director

GCL GLOBAL HOLDINGS LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows for the years ended March 31, 2026, 2025 and 2024	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GCL Global Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of GCL Global Holdings Ltd. and its subsidiaries (the Company) as of March 31, 2026, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2026.

Singapore

July 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of GCL Global Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GCL Global Holdings Ltd. (the “Company”) as of March 31, 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for each of two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

July 31, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollar, except for the number of shares)

	March 31	March 31
	2026	2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$36,577,264	$18,247,380
Restricted cash	2,741,404	3,131,335
Accounts receivable, net	36,654,784	25,761,683
Amount due from related parties	164,292	392,334
Inventories, net	32,416,453	5,936,223
Other receivable and other current assets, net	2,654,096	1,733,022
Prepayments, net	13,868,916	6,239,861
Loan to third party	678,204	382,024
Derivative asset	326,766	269,119
Total current assets	126,082,179	62,092,981

NONCURRENT ASSETS
Property and equipment, net	1,624,600	380,315
Definite-lived intangible assets, net	6,146,890	2,207,852
Indefinite-lived intangible assets	10,051,143	14,324,323
Goodwill	12,351,587	2,990,394
Long-term investments	16,841,899	15,435,274
Prepayments, a related party	5,000,000	3,000,000
Operating leases right-of-use assets	3,416,686	442,376
Finance leases right-of-use assets	668,822	363,008
Deferred tax assets, net	997,954	351,060
Total noncurrent assets	57,099,581	39,494,602

TOTAL ASSETS	$183,181,760	$101,587,583

LIABILITIES, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans, current	$21,715,464	$10,500,085
Convertible notes, net of unamortized discounts of $20,979 and $0 as of March 31, 2026 and 2025	1,207,022	-
Accounts payable	32,825,509	28,389,357
Accounts payable, a related party	4,293,316	4,567,337
Contract liabilities	8,179,636	505,323
Other payables and accrued liabilities	9,972,124	4,702,791
Operating lease liabilities, current	1,663,734	376,751
Contingent consideration for acquisition, current	-	1,121,006
Finance leases liabilities, current	112,687	84,528
Amount due to related parties	1,042,949	683,338
Derivative liabilities	495,000	-
Tax payables	1,624,995	1,417,173
Total current liabilities	83,132,436	52,347,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	1,790,741	110,368
Finance leases liabilities, non-current	294,648	164,606
Bank loans, non-current	32,265,166	1,421,139
Deferred investment consideration payable	7,500,000	7,500,000
Derivative liabilities, non-current	16,206,000	3,086,519
Deferred tax liabilities	1,097,163	-
Total non-current liabilities	59,153,718	12,282,632

TOTAL LIABILITIES	142,286,154	64,630,321

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized,130,135,432 and 126,276,372 shares issued as of March 31, 2026 and 2025, respectively, and 128,008,703 and 121,947,978 outstanding as of March 31, 2026 and 2025, respectively	12,803	12,196
Additional paid-in capital	44,213,702	18,149,582
(Accumulated deficit) retained earnings	(7,481,845)	17,513,985
Accumulated other comprehensive income	52,676	178,312
TOTAL GCL Global Holdings Ltd shareholders’ equity	36,797,336	35,854,075

Non-controlling interests	4,098,270	1,103,187

TOTAL SHAREHOLDERS’ EQUITY	40,895,606	36,957,262

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY	$183,181,760	$101,587,583

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (INCOME) LOSS

(Stated in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024

REVENUES
Revenues	$238,805,340	$140,563,181	$97,492,224
Revenues, a related party	118,749	1,509,405	42,477
TOTAL REVENUES	238,924,089	142,072,586	97,534,701

COST OF REVENUES
Cost of revenues	(202,693,150)	(104,995,460)	(65,970,028)
Cost of revenues, related parties	(11,502,810)	(15,833,765)	(18,246,215)
TOTAL COST OF REVENUES	(214,195,960)	(120,829,225)	(84,216,243)

GROSS PROFIT	24,728,129	21,243,361	13,318,458

OPERATING EXPENSES
Selling and marketing	(4,848,605)	(2,568,702)	(2,602,892)
General and administrative	(33,151,801)	(15,438,447)	(13,109,638)
TOTAL OPERATING EXPENSES	(38,000,406)	(18,007,149)	(15,712,530)

(LOSS) INCOME FROM OPERATIONS	(13,272,277)	3,236,212	(2,394,072)

OTHER INCOME (EXPENSE)
Other income, net	2,151,369	867,823	1,266,239
Interest expense, net	(3,039,054)	(2,255,934)	(507,803)
Change in fair value of contingent consideration for acquisition	73,352	(545,428)	(272,029)
Change in fair value of convertible notes	-	5,254,103	-
Change in fair value of investment in convertible notes	(1,188,928)	-	-
Change in fair value of derivative asset and derivative liabilities	(10,687,930)	(378,683)	-
TOTAL OTHER (EXPENSE) INCOME, NET	(12,691,191)	2,941,881	486,407

(LOSS) INCOME BEFORE INCOME TAXES	(25,963,468)	6,178,093	(1,907,665)

INCOME TAXES EXPENSE	(239,753)	(1,128,672)	(53,291)

NET (LOSS) INCOME	(26,203,221)	5,049,421	(1,960,956)

Less: net loss attributable to non-controlling interests	(1,207,391)	(538,204)	(587,452)

NET (LOSS) INCOME ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$(24,995,830)	$5,587,625	$(1,373,504)

NET (LOSS) INCOME	(26,203,221)	5,049,421	(1,960,956)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(175,314)	312,217	(87,881)

COMPREHENSIVE (LOSS) INCOME	(26,378,535)	5,361,638	(2,048,837)

Less: total comprehensive loss attributable to non-controlling interests	(1,257,069)	(522,820)	(583,642)

Total comprehensive (loss) income attributable to GCL Global Holdings Ltd’s shareholders	$(25,121,466)	$5,884,458	$(1,465,195)

(LOSS) EARNING PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$(0.20)	$0.05	$(0.01)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING
Basic and diluted	123,232,562	107,184,280*	105,013,283*

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended March 31, 2026, 2025 and 2024

(Stated in U.S. dollar, except for the number of shares)

				(Accumulated	Accumulated
			Additional	deficit)	other		Total
	Ordinary share*		paid-in	retained	comprehensive	Non-controlling	shareholders’
	Shares	Par value	capital	earnings	(loss) income	interest	equity
Balance as of March 31, 2023	104,972,376	$10,498	$1,094,597	$13,311,878	$(28,860)	$2,767,775	$17,155,888
Recognition of non-controlling interest from acquisition of subsidiaries	-	-	381,947	-	-	182,599	564,546
Accretion from change in fair value of ordinary shares subject to possible redemption	-	-	(12,652)	-	-	-	(12,652)
Net loss	-	-	-	(1,373,504)	-	(587,452)	(1,960,956)
Shares issuance for partial settlement of contingent consideration for acquisition	82,969	8	266,206	-	-	-	266,214
Foreign currency translation adjustments	-	-	-	-	(91,691)	3,810	(87,881)
Balance as of March 31, 2024	105,055,345	10,506	1,730,098	11,938,374	(120,551)	2,366,732	15,925,159
Reclassification of redeemable ordinary shares from mezzanine to permanent equity	217,724	22	699,978	-	-	-	700,000
Net loss	-	-	-	5,587,625	-	(538,204)	5,049,421
Acquisition of additional controlling interest of subsidiaries	-	-	(192,186)	-	2,030	(740,725)	(930,881)
Shares issuance for partial settlement of contingent consideration for acquisition	1,059,628	106	2,633,344	-	-	-	2,633,450
Ordinary shares issued for conversion of convertible notes	7,338,887	734	25,062,327	-	-	-	25,063,061
Issuance of ordinary share upon the reverse recapitalization	6,276,394	628	(10,081,840)	-	-	-	(10,081,212)
Incremental fair value of warrants upon the reverse recapitalization	-	-	12,014	(12,014)	-	-	-
Merger transaction cost	-	-	(1,713,953)	-	-	-	(1,713,953)
Share-based compensation	2,000,000	200	(200)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	296,833	15,384	312,217
Balance as of March 31, 2025	121,947,978	12,196	18,149,582	17,513,985	178,312	1,103,187	36,957,262
Net loss	-	-	-	(24,995,830)	-	(1,207,391)	(26,203,221)
Recognition of non-controlling interest through business combination	-	-	-	-	-	27,070,012	27,070,012
Acquisition of additional non-controlling interest	-	-	-	-	-	(24,806,735)	(24,806,735)
Recognition of non-controlling interest upon sales of controlling interest in a subsidiary	-	-	21,011,125	-	-	1,988,875	23,000,000
Ordinary shares issued for conversion of convertible notes	2,645,024	265	2,791,711	-	-	-	2,791,976
Ordinary shares issued for settlement of contingent consideration for acquisition	547,183	55	1,121,671	-	-	-	1,121,726
Ordinary shares issued from shares subscription agreement	625,000	63	2,499,937	-	-	-	2,500,000
Ordinary shares released from escrow in connection with bonus shares issued pursuant to the convertible note	2,201,665	220	(1,460,320)	-	-	-	(1,460,100)
Share-based compensation	41,853	4	99,996	-	-	-	100,000
Foreign currency translation adjustments	-	-	-	-	(125,636)	(49,678)	(175,314)
Balance as of March 31, 2026	128,008,703	$12,803	$44,213,702	$(7,481,845)	$52,676	$4,098,270	$40,895,606

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(26,203,221)	$5,049,421	$(1,960,956)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	406,830	328,948	320,308
Amortization of intangible assets	1,100,112	1,065,373	1,168,358
Amortization of right of use assets- operating leases	1,571,856	861,508	839,152
Amortization of right of use assets- finance leases	116,166	113,207	43,900
Amortization of debt discount and debt issuance cost	823,492	-	-
Provision for (recovery from) credit loss and doubtful accounts	1,218,192	(195,604)	484,247
Loss from disposal of property and equipment	512	-	57,202
Loss from disposal of finance leases	(30,093)	-	-
Deferred taxes benefit	(399,931)	(233,848)	(669,869)
Change in fair value of contingent consideration for acquisition	(73,352)	545,428	272,029
Change in fair value of convertible notes, derivative asset and derivative liabilities	10,687,930	(4,875,420)	-
Change in fair value of investment in convertible notes	1,188,928	-	-
Share-based compensation	100,000	-	-
Change in operating assets and liabilities
Accounts receivables	3,869,088	(6,553,616)	(688,981)
Inventories	(1,058,463)	(987,139)	(1,614,310)
Indefinite-lived intangible assets	4,260,532	(7,457,563)	3,679,922
Other receivable and other current assets	85,948	(1,078,716)	298,028
Amount due from related parties	344,246	(378,330)	-
Prepayments	(7,323,890)	(636,796)	(3,418,619)
Prepayments, a related party	(2,000,000)	(3,000,000)	-
Accounts payable	(7,221,863)	21,091,971	(1,521,354)
Accounts payable, a related party	(274,021)	(2,000,144)	2,501,759
Contract liabilities	6,672,444	294,594	(153,395)
Other payables and accrued liabilities	3,560,478	(11,884,607)	2,456,933
Operating Lease Liabilities	(1,608,203)	(851,010)	(803,335)
Income tax payables	(310,523)	473,709	25,277
Net cash (used in) provided by operating activities	(10,496,806)	(10,308,634)	1,316,296

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(1,152,829)	(161,403)	(277,645)
Cash paid for contingent consideration for acquisition	-	(435,385)	(540,496)
Cash paid in business combination, net of cash acquired	(14,280,517)	-	37,517
Loan to third party	(350,439)	(381,381)	-
Repayment from third party	49,942	-	-
Cash paid in connection with long term investment payable	(2,500,000)	(5,364,229)
Net cash used in investing activities	(18,233,843)	(6,342,398)	(780,624)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid for redemption of ordinary shares	-	-	(163,905)
Proceed from share subscription	2,500,000	-	-
Proceeds from sale of controlling interest in subsidiaries	23,000,000	-	-
Proceeds from bank loans	56,124,193	31,736,150	24,221,605
Repayments to bank loans	(14,049,923)	(28,835,340)	(25,419,912)
Advances proceeds related to convertible notes	-	-	-
Proceeds from convertible notes	4,887,000	33,025,000	-
Payments of debt issuance cost	(763,297)	-	-
Loan from related parties	214,843	-	3,954,657
Advance to related parties	-	-	(1,382,616)
Repayments to related parties	-	(1,617,045)	-
Principal payments of finance lease liabilities	(231,757)	(63,429)	(174,062)
Proceeds from reverse recapitalization, net of payments of transaction costs	-	611,708	-
Cash paid in acquiring additional controlling interest in subsidiaries	(24,806,735)	(600,000)	-
Payments of deferred merger costs	-	(699,598)	(900,531)
Net cash provided by financing activities	46,874,324	33,557,446	135,236

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(203,722)	138,564	(168,777)

INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	17,939,953	17,044,978	502,131

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of the year	21,378,715	4,333,737	3,831,606

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of the year	$39,318,668	$21,378,715	4,333,737

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$1,437,823	$910,450	$723,160
Interest paid	$645,068	$597,111	$507,803

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Fair value of share issuance in acquisition of a subsidiary	$-	$-	$687,348
Accretion of change in fair value of ordinary shares subject to possible redemption	$-	$-	$12,652
Right-of-use assets in exchange for operating lease liabilities	$2,641,841	$169,655	$1,512,807
Disposal of operating lease right-of-use asset	$27,779	$-	$-
Disposal of finance lease right-of-use asset	$56,897	$-	$-
Recognition of non-controlling interest from acquisition of subsidiaries	$27,070,012	$-	$564,546
Share issuance for acquisition payable	$-	$-	$266,214
Deferred merger costs included in other payables and accrued liabilities	$-	$-	$167,426
Reclassification of redeemable ordinary shares from mezzanine to permanent equity	$-	$700,000	$-
Recognition of derivative liability from convertible notes’ conversion feature	$1,794,000	$269,119	$-
Acquisition of additional interest in a subsidiary through recognition of payable	$-	$600,000	$-
Shares issuance for partial settlement of contingent consideration for acquisition	$1,121,726	$2,633,450	$-
Issuance of ordinary shares upon conversion of convertible notes	$2,791,976	$25,063,061	$-
Issuance of ordinary share upon the reverse recapitalization	$-	$10,081,212	$-
Recognition of incremental fair value of warrants upon the reverse recapitalization	$-	$12,014	$-
Reclassification of deferred merger costs to additional paid-in capital	$-	$1,713,953	$-
Contingent investment consideration payable	$-	$7,500,000	$-

The table below reconciles cash and cash equivalents, along with restricted cash, as reported on the statement of financial position to the total amounts presented in the statement of cash flows:

	As of March 31,
	2026	2025	2024
Cash and cash equivalents	$36,577,264	$18,247,380	$2,677,059
Restricted cash	2,741,404	3,131,335	1,656,678
Total cash and cash equivalents, and restricted cash	$39,318,668	$21,378,715	$4,333,737

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

The Company, through its subsidiaries in Singapore, Malaysia, Thailand, Hong Kong, China, Taiwan, Japan, Brazil, the United Kingdom, and the United Arab Emirates, operates its business in four segments, 1) sale of console games, hardware, computer accessories and other multi-media products, 2) game publishing, 3) media advertising service, and 4) others.

— Reorganization under GCL Global Pte. Ltd (“GCL Global SG”)

GCL Global SG was incorporated on July 26, 2021, under the laws of Singapore. GCL Global SG is a holding Company and has no substantive operations other than holding all of the outstanding equities of Epicsoft Asia, 4Divinity SG, 2Game, and Starlight.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

— Merger and reverse recapitalization

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

Upon closing of the Business Combination, PubCo and its subsidiaries are hereafter referred as the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following subsidiaries as of March 31, 2026:

Name	Background	Ownership
GCL Global Limited (“GCL Global”)	● A Cayman Island company ● Incorporated on October 12, 2023 ● Holding company	100.0% owned by Pubco
RF Acquisition Corp (“RFAC”)	● A Delaware, US company ● Incorporated on January 11, 2021 ● Holding company	100.0% owned by Pubco
Grand Centrex Limited (“GCL BVI”)	● A BVI company ● Incorporated on November 16, 2018 ● Holding company	99.8% owned by GCL Global
GCL Global Pte. Ltd (“GCL Global SG”)	● A Singapore company ● Incorporated on July 26, 2021 ● Holding company	100% owned by GCL Global
GCL Taiwan Co, Ltd (“GCL Taiwan”)	● A Taiwan company ● Incorporated on November 6, 2025 ● A gaming Company that engages in the distribution and sales of gaming-related products and related services.	100% owned by GCL Global SG
Titan Digital Media Pte. Ltd. (“Titan Digital”) (1)	● A Singapore company ● Incorporated on January 08, 2018 ● An advertising Company that provides video production, and advertising on social media platform.	85% owned by GCL Global SG
Epicsoft Asia Pte. Ltd (“Epicsoft Asia”)	● A Singapore company ● Incorporated on September 23, 2014 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
Epicsoft (Hong Kong) Limited (“Epic HK”)	● A Hong Kong company ● Incorporated on April 15, 2005 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
4Divinity HK Limited (“4Divinity HK”) (5)	● A Hong Kong company ● Incorporated on March 12, 2026 ● Publishing of game software	100% owned by GCL Global SG

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name	Background	Ownership
4Divinity Pte. Ltd. (“4Divinity SG”) (5) (7)	● A Singapore company ● Incorporated on September 30, 2022 ● Publishing of game software	91.9% owned by 4Divinity HK
4Divinity UK Ltd. (“4Divinity UK”)	● A United Kingdom company ● Incorporated on December 4, 2024 ● Publishing of game software	100% owned by 4Divinity SG
4Divinity Japan Ltd. (“4Divinity JP”) (3)	● A Japanese company ● Incorporated on April 1, 2025 ● Publishing of game software	100% owned by 4Divinity SG
Epicsoft Malaysia Sdn. Bhd. (“Epic MY”)	● A Malaysian company ● Incorporated on June 26, 2019 ● Distribution of console game software and hardware.	100% owned by GCL BVI
2Game Digital Limited (“2Game”) (2) (5)	● A Hong Kong company ● Incorporated on May 11, 2022 ● Distribution of console game code	61% owned by 4Divinity HK
Starry Jewelry Pte. Ltd. (“Starry”)	● A Singapore company ● Incorporated on June 16, 2020 ● Retail in jewelry.	100% owned by Titan Digital
Martiangear Pte. Ltd. (“Martiangear”) (1)	● A Singapore company ● Incorporated on September 24, 2020 ● Retail in gaming desk and chair	100% owned by GCL Global SG
Hainan GCL Technology Co. Ltd. (“Hainan GCL”)	● A PRC company ● Incorporated on July 26, 2024 ● Distribution of console game code	100% owned by GCL Global SG
2 Game Pro LTDA (“2Game Brazil)	● A Brazil company ● Incorporated on August 21, 2023 ● Distribution of console game code	100% owned by 2Game
2 Game Digital DMCC (“2Game Dubai”)	● A U.A.E. company ● Incorporated on October 1, 2024 ● Distribution of console game code	100% owned by 2Game
Ban Leong Technologies Limited (“Ban Leong”) (4)	● A Singapore company ● Incorporated on June 18, 1993 ● Distribution of computer peripherals and accessories	100% owned by Epicsoft Asia
Digital Hub Pte. Ltd. (“Digital Hub”) (4)	● A Singapore company ● Incorporated on March 20, 2003 ● Distribution of computer peripherals and accessories	100% owned by Ban Leong
AV Labs International Pte. Ltd. (“AV Labs”) (4)	● A Singapore company ● Incorporated on June 23, 2006 ● Marketing and distribution of computer and hardware	100% owned by Ban Leong
Ban Leong Technologies Sdn. Bhd. (“Ban Leong MY”) (4)	● A Malaysia company ● Incorporated on August 15, 2003 ● Distribution of computer peripherals and accessories	100% owned by Ban Leong
Ban Leong Chin Inter Co., Ltd. (“Ban Leong Thailand”) (4)	● A Thailand company ● Incorporated on July 16, 2004 ● Distribution of computer peripherals and accessories	60% owned by Ban Leong
BLC (China) Limited (“BLC China”) (4) (6)	● A PRC company ● Incorporated on November 27, 2008 ● Distribution of corporate gift cards	100% owned by Ban Leong

(1)	On December 12, 2024, Titan Digital sold all of its equity interest in Martiangear to GCL Global SG for a total consideration of SGD 10.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for a total consideration of $1,200,000. As a result of this acquisition, GCL Global SG increased its equity interest in 2Game from 51% to 61% (See Note 19).

(3)	On April 1, 2025, 4Divinity JP was established under the laws of Japan to serve as the Company’s legal entity presence in Japan, facilitating anticipated business activities and supporting future commercial operations in the region.

(4)

On April 30, 2025, Epicsoft Asia launched a voluntary conditional cash offer to acquire all of the issued and paid-up ordinary shares of Ban Leong Technologies Limited (“Ban Leong”), a company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”), at an offer price of S$0.6029 per share.

The offer was declared unconditional on May 27, 2025, at which time Epicsoft Asia and parties acting in concert owned, controlled, or had valid acceptances for approximately 50.9% of Ban Leong’s issued shares, resulting in Epicsoft Asia obtaining effective control of Ban Leong.

Subsequent to the offer becoming unconditional, Epicsoft Asia continued to receive acceptances, resulting in ownership of more than 90% of Ban Leong’s issued shares. Accordingly, Epicsoft Asia exercised its right of compulsory acquisition pursuant to the Companies Act 1967 of Singapore to acquire the remaining shares not tendered in the offer. Upon completion of the compulsory acquisition on August 25, 2025, Epicsoft Asia became the sole shareholder owning 100% of the issued and outstanding shares of Ban Leong. Ban Leong was delisted from the SGX-ST on August 26, 2025. (Note 4)

(5)	On March 25, 2026, the Company completed an internal reorganization of its corporate structure by transferring GCL Global SG’s equity interests in 4Divinity SG and 2Game, respectivly to 4Divinity HK. Following the transfers, 4Divinity HK directly held 95.1% and 61% of the equity interests in 4Divinity SG and 2Game, respectively. On April 14, 2026, GCL Global SG completed an internal reorganization pursuant to which it transferred its remaining ordinary shares in 4Divinity SG to 4Divinity HK Limited. As a result of the share transfer, 4Divinity SG became a subsidiary of 4Divinity HK Limited. The share transfers were completed as part of an internal restructuring among entities under common control and did not result in any change in the Company’s ultimate beneficial ownership or control. Accordingly, the transfers had no impact on the Company’s consolidated financial statements.

(6)	On February 2, 2026, BLC China was dissolved. The dissolution did not have a material impact on the Company’s operations or its consolidated financial statements. The loss recognized in connection with the dissolution was immaterial.

(7)

On October 13, 2025 and January 15, 2026, the Company’s subsidiary, 4Divinity SG, entered into share subscription agreements with an accredited investor, pursuant to which the investor agreed to subscribe for an aggregate of 5,200,000 newly issued ordinary shares at a subscription price of $2.50 per share, for an aggregate consideration of $13,000,000. As of March 31, 2026, upon completion of the subscriptions, the Company had received aggregate purchase consideration of $13,000,000, and the accredited investor held a 4.9% equity interest in 4Divinity SG.

On March 5, 2026, 4Divinity SG entered into an additional share subscription agreement with the accredited investor, pursuant to which the investor agreed to subscribe for additional newly issued ordinary shares at a subscription price of $2.75 per share for aggregate consideration of $10,000,000. As of March 31, 2026, the Company had received the $10,000,000 subscription proceeds, and the subscription had been completed. The related ordinary shares were subsequently issued in April 2026. As of March 31, 2026, the accredited investor beneficially owned approximately 8.1% of the Company’s outstanding ordinary shares. Subsequent to March 31, 2026, 4Divinity SG entered into an additional share subscription agreement with the same accredited investor for aggregate consideration of $9,000,000 at a subscription price of $3.50 per share. As of the date of issuance of these consolidated financial statements, all subscriptions had been completed, resulting in aggregate purchase consideration of $32,000,000 and the accredited investor holding a 10.2% equity interest in 4Divinity SG.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include reserve for excess and obsolete inventory, estimates of impairment of long-lived assets and goodwill, other provisions and contingencies, contingent consideration for acquisition, fair value of investment in convertible note, fair value of derivative asset and liability and estimated fair value used in business acquisitions. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income (loss).

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore, Hong Kong, Malaysia, China, Brazil, the United Kingdom, Japan, Thailand, Dubai and Taiwan conduct their businesses and maintain their books and records in US$, or local currencies of Singapore Dollars (“SGD”), Hong Kong Dollar (“HKD”), Malaysian Ringgit (“MYR”), Chinese Yuan (“RMB”), Brazil Real (“BRL”), Great Britain Pound (“GBP”), Japanese Yen (“JPY”), Thai Baht (“THB”), United Arab Emirates Dirham (“AED”) and Taiwan dollar (“TWD”) as their respective functional currencies.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive income (loss). Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Segment reporting

The chief executive officer is identified as the Company’s chief operating decision-maker who reviews financial information presented on a consolidated basis, together with disaggregated financial information for the Company’s operating segments, and evaluates segment performance and allocates resources primarily based on segment profit (loss). Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within three reportable segments as set forth in Note 25.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Restricted cash consists of fixed deposits being held as collateral to secure the banking facilities. As of March 31, 2026 and 2025, the Company had deposit amounted to $2,741,404 and $3,131,335, respectively, held in the banks as collateral to secure the banking facilities which the Company signed with HSBC Bank and Citibank (referred to Note 14).

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company measured the credit loss against its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecast of future economic conditions and other factors that may affect the Company’s ability to collect from customers. As of March 31, 2026 and 2025, the Company provided allowance for credit loss of $1,343,107 and $248,956, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical console game compact disc, gaming hardware, computer peripherals, and accessories which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended March 31, 2026, 2025 and 2024, $172,282, $211,356 and $468,941 of inventories write-down were recorded, respectively.

Other receivables and other current assets, net

Other receivables primarily include receivables from the marketing expense related to promoting console games that the Company paid on behalf of vendors, and refundable deposit such as rental deposit. The Company measures credit loss against its other receivables using the current expected credit loss model under ASC 326. As of March 31, 2026 and 2025, the Company provided allowance for credit loss of $149,739 and $27,923, respectively.

Prepayments, net

Prepayments mainly consist of cash deposited or advanced to suppliers for future inventory purchases and minimum guarantee (“MG”) payments made to game developers under publishing agreements. Prepayments for future inventory purchases are refundable if the purchases are not completed and bear no interest. MG payments are advances made to game developers under publishing agreements and are generally recoupable from future game sales.

For any prepayments for which management determines that the Company will not receive inventories or services, recoup the advances, or obtain a refund, as applicable, the Company will recognize an allowance to reserve such balances. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Delinquent account balances are written off against the allowance after management has determined that the likelihood of completion, collection or realization is not probable. As of March 31, 2026 and 2025, the Company provided allowances related to prepayments of $286,098 and $114,792, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Furniture & fitting	3 years
Motor vehicle	3-5 years
Office and warehouse renovation	Shorter of the lease term or 3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Each console game code is defined as an intangible asset, due to its lack of physical form. The useful life of an intangible asset should be considered indefinite if no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life to the reporting entity in accordance with ASC 350-30-35-4. Consequently, each console game code is recorded at cost on the Company’s consolidated balance sheet and is not subject to amortization. Instead, the cost of each game code will be transferred to cost of goods sold upon the sale of each individual code. Additionally, the remaining balance of the console game codes will continue to generate cash flows from sales activities until the last code is sold, with the total balance and the number of console game codes decreasing as individual codes are sold.

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

If the fair market value of an indefinite-lived intangible asset is determined to be lower than its carrying value at any point during the reporting period, an impairment loss equal to the difference is recognized in the consolidated statements of operations and comprehensive income (loss). For the years ended March 31, 2026, 2025 and 2024, impairment losses of $16,901, $11,688 and $500,684 respectively, were recorded against indefinite-lived intangible assets.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Long-term investments

The Company accounts for equity investments without a readily determinable fair value under ASC 321, Investments - Equity Securities. Such investments are initially measured at cost and subsequently adjusted for observable price changes and impairments, if applicable. Impairment assessments are conducted at each reporting date, and any impairment losses are recognized in the consolidated statement of operations and comprehensive loss. Equity investments are evaluated to determine whether they meet the definition of in-substance common stock under ASC 323, Investments - Equity Method and Joint Ventures. Investments that fail to meet this definition are not accounted for under the equity method. Instead, they are classified and measured in accordance with ASC 321.

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

The table below summarizes the changes in the carrying amount of goodwill for each reporting unit:

	Console game, hardware, computer accessories and other multi-media products	Game Publishing	Advertising service	Others	Total
Balance at March 31, 2024	$2,721,521	$-	$-	$268,873	$2,990,394
Impairments	-	-	-	-	-
Balance at March 31, 2025	2,721,521	-	-	268,873	2,990,394
Acquired goodwill	9,361,193	-	-	-	9,361,193
Impairments	-	-	-	-	-
Balance at March 31, 2026	$12,082,714	$-	$-	$268,873	$12,351,587

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

An entity may still perform the optional qualitative assessment for a reporting unit to determine if it is more likely than not that goodwill is impaired. However, ASU 2017-04 eliminates the requirement to perform a qualitative assessment for any reporting unit with zero or negative carrying amount.

For the years ended March 31, 2025, management evaluated impairment of goodwill by performing qualitative assessment on its reporting units and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the years ended March 31, 2025.

For the year ended March 31, 2026 and 2024, management evaluated the recoverability of goodwill by comparing the fair value of a reporting unit with its carrying amount. The Company had engaged with a third-party appraiser in assessing the fair value of the console game, hardware, computer accessories, and other multi-media products reporting unit by applying income approach which considers the present value of the console game, hardware, computer accessories, and other multi-media products reporting unit’s future after-tax cash flows, discounting them to present value using 12.5% and 13.0% discount rate for the years ended March 31, 2026 and 2024, respectively. As a result, the fair value of the console game, hardware, computer accessories, and other multi-media products reporting unit exceeds its carrying value, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2026 and 2024.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives, are reviewed for impairment loss whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the assets. If an impairment loss is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach, or, when available and appropriate, comparable market values. As of March 31, 2026 and 2025, no impairment of long-lived assets was recognized.

Derivative asset

In connection with the share sale and purchase Agreement (“2Game SPA”) executed on March 19, 2025 between the Company and 2Game’s minority shareholders for the acquisition of an additional 10% controlling interest in 2Game, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ending March 31, 2026. In accordance with ASC 815-40, Derivatives and Hedging, the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to be bifurcated and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) in each reporting period until the obligation is settled or expires.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with ASC 815-40 “Derivatives and Hedging”, the Company determined that the contingent consideration for acquisition should be classified as a liability as it is not considered indexed to the Company’s stock. As a result, the contingent consideration for acquisition shall be measured initially, and subsequently at fair value on each reporting date. The Company will continue to adjust the carrying value of the contingent consideration for acquisitions until contingency is finally determined. Any changes in fair value will be recorded as a gain or loss in the statements of operations and comprehensive loss.

Contingent consideration for acquisition was valued at the time of acquisition and at March 31, 2025 and 2024, using unobservable inputs and discounted cash flow methodology. The determination of the fair value is based on discounted cash flows, and the key assumptions include the probability of meeting each performance target and the discount factor.

Convertible notes and derivative liabilities

The Company accounts for convertible notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging. Convertible notes that contain embedded features—such as conversion rights, bonus shares, top-up shares, or other contingent settlement provisions—are evaluated to determine whether the features require bifurcation and separate accounting, on an instrument by instrument basis. For certain instruments, embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification, the Company has decided to apply the fair value option and measures the entire convertible note at fair value, with changes in fair value recognized as a gain or loss in the consolidated statements of operations and comprehensive income (loss) until conversion.

For other instruments, embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification are accounted for as derivative liabilities. These derivative liabilities are measured at fair value upon initial recognition and remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) loss until the instruments are settled.

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

Upon completion of the Business Combination, all of RFAC’s public and private placement warrants that were then outstanding were replaced by the Company’s public and private placement warrants. The Company treated such warrants replacement as a warrant modification and recognized incremental fair value of $12,014 as a deemed dividend paid to the warrant holders.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for each type of revenue stream are as follows:

(1)	Revenue from sales of console game, gaming hardware, computer accessories and other multimedia products including data storage devices.

The Company generates revenue from distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PC”) to retailers. In addition, the Company sells gaming hardware and accessories, primarily consisting of computer peripherals, multimedia products such as data storage devices, and other gaming-related hardware.

The Company recognized the revenue from sales of console game, gaming hardware, and accessories at a point in time when control of the product is passed to the retailers, generally after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent, which is the point in time that the retailers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts. Historically, the product return was immaterial.

Certain customers have the right to return products, primarily computer accessories and other multimedia products, including data storage devices, within 180 days of sale. Customer remedies may include the exchange of returned products. As a result, the Company estimates and records right-of-return assets and related refund liabilities as a reduction of revenue, when necessary. The Company uses its accumulated historical experience to estimate expected product returns at a portfolio level using the expected value method. As of March 31, 2026, 2025 and 2024, the estimate expected product returns were immaterial.

The Company determined that the shipping and handling activities are performed before the customer obtains control of the good. The Company elects to account for shipping and handling as activities to fulfill the promise to transfer the good, and accrue the related shipping cost.

Cost of revenue from sales of console game, gaming hardware, and accessories consist of cost of purchase of console game compact discs, gaming hardware and accessories, and multimedia products from vendors.

(2)	Revenue from sales of console game code

The Company derives its revenue from the sale of console game codes through the following settlement arrangement: (1) fixed price settlement with sales price being predetermined in the contract, and (2) variable price settlement with sales price being variable and to be settled based on retailer’s monthly sales.

The Company recognized the revenue from sales of console game code at a point in time when control of the goods is passed to retailers or end users, generally after the console game code was E-delivered to the retailers or end users, which is the point in time that the customers are able to direct the use of, and obtain substantially all of the economic benefit of, the goods. The transfer of control typically occurs at a point in time based on when the retailers or end users have an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers or end users has accepted the goods.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For settlement arrangement under the fixed price settlement, the transaction price is generally fixed and does not contain any variable considerations such as sales returns, discounts, or rebates, as the Company settles the sales with customers on a sales contract basis.

For settlement arrangement under the variable price settlement, the transaction price varies and is determined based on the retailer’s monthly sales. The pricing for individual game codes is calculated based on their wholesale price and the quantity sold. Additionally, a proportionate adjustment is made based on the total sales of each specific game code. As a result, the consideration received from retailer can fluctuate, making it a variable component of the overall consideration.

The Company accounts for revenue from sales of console game code under both settlement arrangements as mentioned above on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide specified goods, of which the Company has control and has the ability to direct the use to obtain substantially all the benefits of the goods.

In making this determination, the Company assesses whether it is responsible to fulfill the performance obligation in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company determined that it is primarily responsible for fulfilling the promise to provide the specified good as the Company directly purchases the console game codes from the vendors prior to posting any sale to retailers or end users. Meanwhile, the Company maintained the console game codes electronically which demonstrates that Company has control over the goods and is subject to inventory risk. Furthermore, the Company has discretion in establishing the price of the goods, further demonstrating the Company’s ability to direct the use of the goods and obtain substantially all the benefits of the goods.

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

Cost of revenue from game publishing consist of game development cost from developers.

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

Revenue from social media advertising is recognized by the Company when it fulfills its performance obligation at a point in time, which occurs when the Company grants the right to use of the license of the video content to the social media platform, and when the social media platform can derive substantial economic benefit from monetizing the video content. The revenue generated is contingent on a profit- sharing arrangement with the social media platform and is assessed based on multiple factors. These factors include viewer engagement, viewer location, the type of advertisements, the number of advertisements engaged with, and more. The transaction price will be entitled to be received by the Company upon monthly settlement with the social media platform. Consequently, the Company has determined that revenue from social media advertising is recognized at a point in time when it is probable that a significant reversal of the revenue recognized will not occur.

Cost of revenue from social media marketing service consist of video production related cost such as labor and production supplies.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of March 31, 2026, 2025 and 2024, the Company did not incur any incremental costs to obtain contract.

As of March 31, 2026 and 2025, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligations are met. As of March 31, 2026 and 2025, the contract liabilities amounted to $8,179,636 and $505,323, respectively. For the years ended March 31, 2026, 2025 and 2024, revenue recognized that was included in the beginning period contract liabilities balance amounted to $505,323, $209,903 and $363,726, respectively. As of March 31, 2026 and 2025, there were no contracts with performance obligations beyond twelve months for revenue recognition.

Disaggregated information of revenues by products/services are as follows:

	For the Years Ended March 31,
	2026	2025	2024
Console game	$160,811,234	$36,082,735	$38,429,942
Console game code	68,078,926	87,180,808	52,588,862
Console game– subtotal	228,890,160	123,263,543	91,018,804

Game publishing	7,146,373	16,029,523	3,431,680

Video marketing campaign services	1,451,324	1,815,420	2,128,589
Social media advertising services	61,738	422,944	587,500
Media advertising services- subtotal	1,513,062	2,238,364	2,716,089

Other revenue	1,374,494	541,156	368,128

Total revenues	$238,924,089	$142,072,586	$97,534,701

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warranty

The Company generally provides limited warranties for its products sold. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the Company’s best estimate. As the historical claim rates of warranty were immaterial, the Company did not accrue warranty reserves as of March 31, 2026 and 2025.

Advertisement expense

Advertising is mainly through online and offline promotion activities. Advertisement expenses amounted to $3,579,683, $2,155,033 and $1,547,129 for the years ended March 31, 2026, 2025 and 2024, respectively.

Defined contribution plan

Full-time employees of the Company are entitled to government-mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government-mandated defined contribution plan. Total expenses for the plans were $1,094,630, $305,690 and $211,432 for the years ended March 31, 2026, 2025 and 2024, respectively.

The related contribution plans include:

Singapore subsidiaries

—	Central Provident Fund (“CPF”) — 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

—	Skill Development Levy (“SDL”) — up to 0.25% based on employee’s monthly salary capped $8.3 (SGD 11.25).

Malaysian subsidiary

—	Social Security Organization (“SOSCO”) — 1.75% based on employee’s monthly salary capped of RM 4,000;

—	Employees Provident Fund (“EPF”) — 12% based on employee’s monthly salary; and

—	Employment Insurance System (“EIS”) — 0.2% based on employee’s monthly salary capped of RM 5,000.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hong Kong subsidiaries

—	Mandatory Provident Fund (“MPF”) — 5% based on employee’s monthly salary capped of HKD 30,000;

Brazil subsidiary

—	Employees’ Severance Indemnity Fund (“FGTS”) — 8% based on employee’s monthly salary;

—	Social Security Contribution (“INSS”) — up to 14% based on employee’s monthly salary capped of BRL 7,507;

United Kingdom subsidiary

—	National Insurance Contribution (“NIC”) — up to 15% based on employee’s monthly salary, subject to statutory thresholds;

—	Workplace Pension — minimum 3% based on qualifying earnings;

Dubai subsidiary

—	General Pension and Social Security Authority (“GPSSA”) — 12.5% based on employee’s monthly salary;

People of republic of China (“PRC”) subsidiary

—	Social Security and Housing Provident Fund Contributions — Employers are required to contribute to five statutory social insurance programs (pension, medical, unemployment, maternity, and work-related injury) and the housing provident fund. The total employer contribution rate typically ranges from approximately 30% to 40% of each employee’s monthly salary, subject to minimum and maximum contribution bases set by local authorities. The exact contribution rates and bases vary by city and province.

Thailand subsidiary

—	Social Security and Statutory Employer Contributions — Under Thai law, employers are required to make statutory contributions on behalf of employees to the national Social Security Fund at a rate of 5% of each employee’s monthly salary, subject to a maximum contribution base of THB 15,000 per month. These contributions cover benefits such as sickness, maternity, disability, death, unemployment, and old-age pension. In addition, employers are required to contribute annually to the Workmen’s Compensation Fund at rates that vary based on industry risk classification.

Japan subsidiary

—	Social Security and Statutory Employer Contributions — Employers are required to make statutory contributions on behalf of employees to various social insurance programs, including employees’ pension insurance, health insurance (including nursing care insurance), employment insurance, and workers’ accident compensation insurance. Total employer contributions generally range from approximately 15% to 20% of each employee’s salary, subject to statutory contribution bases and caps determined by the Japanese authorities.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taiwan subsidiary

—	Social Security and Statutory Employer Contributions — Employers in Taiwan are required to make statutory contributions on behalf of employees to various government-sponsored social insurance and retirement programs, including Labor Insurance, National Health Insurance, Employment Insurance, Occupational Accident Insurance, and the Labor Pension Plan under the Labor Pension Act. Employer contribution rates are prescribed by applicable laws and regulations and are generally based on employees’ insured salary or monthly wages, subject to statutory contribution bases and maximum contribution limits applicable to each program. For most employees, the aggregate employer contribution is approximately 20% of employees’ covered compensation, although the effective rate varies depending on employee compensation levels, applicable statutory salary caps, and industry-specific occupational accident insurance rates.

Goods and Services Taxes (“GST”), Value Added Taxes (“VAT”), and Sales and Service Tax (“SST”)

Revenue represents the invoiced value of service, net of applicable GST or VAT. The GST is chargeable on gross sales price. In Singapore, GST rate is 9% for calendar year 2026. In the United Kingdom, VAT is 20%; in China, VAT is generally 13%, with reduced rates of 9% and 6% for specific industries; in Dubai, United Arab Emirates, VAT is 5%; and In Japan, consumption tax is 10%, with a reduced rate of 8% applicable to certain qualifying items. In Thailand, VAT is 7%. Entities that are GST/VAT-registered are allowed to offset qualified input GST/VAT paid to suppliers against their output GST/VAT liabilities. In Malaysia, the Sales and Service Tax (“SST”) generally consists of a 6% service tax on prescribed taxable services, while sales tax is generally imposed at rates of 5% or 10% on certain taxable goods. Net GST/VAT/SST balance between input GST/VAT and output GST/VAT is recorded in tax payable or receivable.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the years ended March 31, 2026, 2025 and 2024.

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the other expense line in the accompanying consolidated statement of operation and comprehensive loss. Accrued interest and penalties are included on the other payables and accrued liabilities line in the consolidated balance sheets.

The Company conducts a significant portion of its business activities in Singapore, Malaysia, Hong Kong, Thailand and the People’s Republic of China (“PRC”) and is subject to taxation in these jurisdictions. As a result of these activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the respective foreign tax authorities. As of March 31, 2026, the tax returns for the Company’s Singapore entities for the years 2023 through 2026 remain open for statutory examination by the Singapore tax authorities. Similarly, the tax returns for the Company’s Hong Kong entities for the years 2021 through 2026 remain open for examination by the Hong Kong tax authorities. The tax returns for the Company’s Malaysia entity for the years 2022 through 2026 also remain open for examination by the Malaysian tax authorities. In addition, the tax return for the Company’s PRC entity for the year 2025 remains open for statutory examination by the PRC tax authorities. The tax returns for the Company’s Thailand entity for the years 2022 through 2026 remain open for examination by the Thai tax authorities.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt discount and issuance Costs

Debt discounts arise when the proceeds received from issuing debt, including convertible notes, are less than the principal amount due to embedded features, beneficial conversion features, or other allocated components. Debt issuance costs consist primarily of legal fees, professional fees, and other direct costs incurred in connection with the issuance of debt instruments. For debt instruments that are not measured at fair value under the fair value option, both the debt discount and debt issuance costs are recorded as direct reductions of the carrying amount of the related debt and are amortized to interest expense over the contractual term of the debt using the effective interest method.

When certain embedded features are required to be bifurcated and accounted for separately as derivative liabilities or other components, the related debt discount and debt issuance costs are allocated between the debt host and the bifurcated components using an approach that is consistent with the allocation of proceeds between the freestanding financial instruments. The portion allocated to the debt host is amortized to interest expense over the term of the debt, while the portion allocated to bifurcated derivative components is expensed as incurred. If the Company has elected to account for the convertible notes at fair value under the fair value option, all related debt issuance costs are expensed immediately in the period incurred.

The Company incurred debt issuance costs in connection with the issuance of bank loan (See Note 14), and convertible notes (See Note 16).

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, stock compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received. For awards settled in ordinary shares, fair value is determined based on the quoted market price of the Company’s ordinary shares on the measurement date. Compensation cost is recognized on a straight-line basis over the requisite service period.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, namely net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) includes items such as results of foreign currency translation adjustment.

Earnings (loss) per share

The Company computes earnings or loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2026, 2025 and 2024, the Company had the 16,500,000, 16,500,000 and nil shares of warrants, respectively, outstanding which were not included in the calculation of diluted net income (loss) per ordinary share because inclusion thereof would be anti-dilutive.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table sets forth by level within the fair value hierarchy our financial asset and liability that were accounted for at fair value on a recurring basis. As of March 31, 2026 and 2025 and February 11, 2026:

	Carrying Value at March 31,	Fair Value Measurement at March 31, 2026
	2026	Level 1	Level 2	Level 3
Derivative asset attributable to Buy-Back Feature embedded in 2Game SPA (Note 19)	$326,766	$-	$-	$326,766
Derivative liabilities (Top-Up Shares) (Note 16)	$16,206,000	$-	$-	$16,206,000
Derivative liabilities (conversion feature) (Note 16)	$495,000	$-	$-	$495,000

	Carrying Value at February 11, 2026 (Conversion	Fair Value Measurement at March 31, 2026
	Date)	Level 1	Level 2	Level 3
Investment in convertible notes (Note 6)	$1,406,625	$-	$-	$1,406,625

	Carrying Value at March 31,	Fair Value Measurement at March 31, 2025
	2025	Level 1	Level 2	Level 3
Derivative asset attributable to Buy-Back Feature embedded in 2Game SPA (Note 19)	$269,119	$-	$-	$269,119
Contingent consideration for acquisition of 2Game (Note 4)	$1,121,006	$-	$-	$1,121,006
Derivative liabilities (Top-Up Shares) (Note 16)	$3,086,519	$-	$-	$3,086,519

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the beginning and ending balance of the financial assets and liability measured at fair value on a recurring basis for the years ended March 31, 2026, 2025 and 2024:

Derivative Asset
Initial fair value of derivative assets attributable to Buy-Back Feature embedded in 2Game SPA	$269,119
Change in fair value of derivative asset	-
Ending balance as of March 31, 2025	269,119
Change in fair value of derivative asset	46,388
Exchange rate difference	11,259
Ending balance as of March 31, 2026	$326,766

Investment in convertible notes
Acquired upon acquisition of Ban Leong	$2,597,253
Change in fair value of investment in convertible note	(1,188,928)
Exchange rate difference	(1,700)
Conversion to long-term investment	(1,406,625)
Ending balance as of March 31, 2026	$-

Contingent consideration for acquisition
Ending balance as of March 31, 2024	3,697,000
Payments of cash and share consideration	(3,068,835)
Change in fair value of contingent consideration for acquisition	545,428
Exchange rate difference	(52,587)
Ending balance as of March 31, 2025	1,121,006
Change in fair value of contingent consideration for acquisition	(73,352)
Exchange rate difference	74,072
Payments of share consideration	(1,121,726)
Ending balance as of March 31, 2026	$-

Convertible notes
Initial fair value of convertible notes	$33,025,000
Conversion of the convertible notes	(25,063,061)
Change in fair value of convertible notes upon conversion of the convertible notes	(5,254,103)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	(2,707,836)
Ending balance as of March 31, 2025 and 2026	$-

Derivative liabilities (Top-Up Shares)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	$2,707,836
Change in fair value of derivative liability	378,683
Ending balance as of March 31, 2025	3,086,519
Change in fair value of derivative liability	13,119,481
Ending balance as of March 31, 2026	$16,206,000

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative liabilities (Conversion feature)
Fair value allocated to conversion feature at inception date	$2,923,000
Conversion	(1,502,937)
Change in fair value of derivative liability	(925,063)
Ending balance as of March 31, 2026	$495,000

Leases

The Company accounts for leases in accordance with ASU 2016-02, “Leases” (Topic 842).

If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2026, 2025 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

New Accounting Standards That Have Been Adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-07 on April 1, 2025, on a prospective basis, and the adoption does not have a material impact on its financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends various disclosure and presentation requirements in the Codification to align them with the SEC’s disclosure requirements and improve consistency and comparability. The effective date depends on when the SEC removes the related disclosure requirements from Regulation S-X or Regulation S-K, and early adoption is not permitted. If the SEC does not remove the applicable disclosure requirement by June 30, 2027, the related amendment will not become effective. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting for induced conversions of convertible debt, including the consideration required to qualify as an induced conversion and the applicability of the guidance to certain instruments not currently convertible. The amendments are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies the effective date of ASU 2024-03 for non-calendar year-end public business entities. The amendments confirm that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, with interim reporting beginning after December 15, 2027. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which simplifies the guidance for capitalizing internal-use software costs by eliminating the prescribed software development stages. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU and does not expect its adoption to have a material effect on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which includes targeted amendments to clarify, correct, and improve various topics in the Codification. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of this ASU and does not expect its adoption to have a material effect on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flow.

Note 3 — Reverse recapitalization

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon the consummation of the Business Combination, the following transaction (“collectively, the “Transaction”) were completed, based on the Company’s capitalization as of February 13, 2025:

●	Each ordinary share of GCL Global issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), was automatically cancelled and ceased to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) at an exchange ratio of 1 for 4.0536 (“Exchange Ratio”), rounded up to the nearest whole share (the “Merger Consideration Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) ceased to have any other rights in and to GCL Global (other than any applicable appraisal and dissenter’s rights);

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock;

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share). Upon closing of the Business Combination, 11,499,980 RFAC Rights were converted into 1,149,998 shares of the Company’s ordinary shares;

●	2,000,000 shares of the Company’s ordinary shares were issued as an incentive to certain investors in connection with transaction financing; and

The following table presents the number of the Company’s ordinary shares issued and outstanding immediately following the Reverse Recapitalization:

Ordinary Share
RFAC’s common stock outstanding prior to Reverse Recapitalization	4,276,394
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of GCL Global’s ordinary shares	120,000,000

Minus ordinary share placed in escrow:
Bonus Shares in connection with convertible note (See Note 16)	(2,201,665)
Issuance of ordinary shares in connection with long-term investment in Nekcom Inc. (“Nekcom”) (See Note 6)	(2,126,729)
Rounding	(22)
Total ordinary share issued and outstanding	121,947,978

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

Note 4 — Business Combination

— Acquisition of 2Game

On July 31, 2022, GCL Global SG entered into a share purchase agreement (the “SPA”) with three unrelated parties to acquire a 51% equity interest in 2Game. 2Game, incorporated in Hong Kong, primarily engages in the distribution of game codes and other related consumer items. Pursuant to the SPA, the Company is obligated to pay an aggregate of up to $6,120,000 consideration which consist of following five tranches to the aforementioned three parties upon certain conditions are met.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On October 17, 2023, parties, through a contract addendum, changed the consideration payment schedule to the following:

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

On December 29, 2024, parties, through another addendum, changed the consideration payment schedule.

●	Tranche 2 — A consideration of $2,993,450, comprised of 10% in cash and 90% in shares, is to be issued upon the successful listing on the US capital market.

On August 12, 2025, parties entered into an addendum (“Final Addendum”) to the existing share purchase agreements to provide a final and conclusive settlement (“Final Settlement”) of the share-based consideration previously issued to the sellers in connection with the 2Game acquisition. The addendum establishes a limited price-protection mechanism, subject to a cap of $5,137,569, based on certain market conditions of the Company’s shares. The addendum further provides that the sellers irrevocably waive and release all claims against the Company and its affiliates arising from the prior share purchase agreements, while preserving the Company’s rights under those agreements, and constitutes a full and final settlement of all legacy rights and obligations relating to the share consideration.

As of March 31, 2026, the Company has achieved the milestones associated with Tranches 1 through 5 and Final Settlement. The corresponding cash or share consideration for Tranches 1 through 5 and final settlement of the share-based consideration has been fully settled.

The Company’s acquisition of 2Game was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of 2Game based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions amounted to $78,254 and have been expensed as incurred in general and administrative expenses.

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

	For the Year ended March 31,	For the Year ended March 31,
	2023	2022
Unaudited pro forma revenue	$77,444,155	$65,827,057
Unaudited pro forma net income	$2,140,643	$4,586,525

Cash	$6,550
* Contingent consideration for acquisition	3,360,848
Total consideration at fair value	$3,367,398

*	As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be $3,360,848, which included approximately $55,000 outperformance consideration. Subsequently, the change of fair value of the contingent consideration for acquisition amounted to a loss $19,438, $545,428 and $272,029 for the years ended March 31, 2026, 2025 and 2024, respectively. As March 31, 2026, the fair value of contingent consideration for acquisition was nil. As March 31, 2025, the fair value of contingent consideration for acquisition amounted to $1,121,006.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and non-controlling interest in 2Game through using income approach based on the following factors: (a) assumptions on the market and the asset that are considered to be fair and reasonable; (b) financial performance that shows a consistent trend of the operation; (c) consideration and analysis on the micro and macro economy affecting the subject asset; (d) analysis on tactical planning, management standard and synergy of the subject assets; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.

The fair value of the non-controlling interest in 2Game’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the non-controlling interest in 2Game.

The fair value of client relationships was estimated using a multi-period excess earnings method. To calculate fair value, the Company estimated the attribution rate and used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.

The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s console games business.

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

For the year ended March 31,
2024
Unaudited pro forma revenue	$97,534,701
Unaudited pro forma net income	$(1,960,956)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarizes the consideration transferred to acquiring starry at the date of acquisition:

Share issuance*	$564,546
Total consideration at fair value	$564,546

*	The fair value of Titan’s share issuance on April 12, 2023 were estimated by applying discounted cash flow approach which considers the present value of Titan Digital’s future after-tax cash flows using a 14.0% discount rate.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

For the Year ended March 31,
2024
Unaudited pro forma revenue	$97,576,855
Unaudited pro forma net income	$(1,957,135)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarizes the consideration transferred to acquired Martiangear at the date of acquisition:

Share issuance*	$687,348
Cash consideration	148,000
Total consideration at fair value	$835,348

*	The fair value of the Company’s share issuance on July 25, 2023 were estimated by applying discounted cash flow approach which considers the present value of the Company’s future after-tax cash flows using a 14.0% discount rate.

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

— Acquisition of Ban Leong

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer to acquire 100% of the issued shares of Ban Leong at an offer price of SGD $0.6029 per share (approximately US$0.4580). The total offer consideration (“Offer Consideration”) was approximately US$50.5 million, which was financed through a secured term loan facility from Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and the Company’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global SG, has a term of five years, bears a floating interest rate ranging from 2.5% to 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

The acquisition became effective on May 27, 2025 (“Acquisition Date”), when Epicsoft Asia received valid acceptances representing approximately 50.9% of Ban Leong’s total issued share capital, at which time the Company obtained control of Ban Leong and the business combination was deemed consummated. Purchase consideration of approximately US$25,716,146 was utilized on the Acquisition Date to acquire this controlling equity interest. The remaining portion of the total Offer Consideration was subsequently utilized to acquire the remaining equity interests in Ban Leong as additional acceptances were received following the Acquisition Date.

On July 2, 2025, Epicsoft Asia announced the successful close of its voluntary unconditional cash offer, having received valid acceptances for 104,122,998 ordinary shares, representing 96.59% of Ban Leong’s total issued share capital. As acceptances exceeded 90%, Epicsoft Asia exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. Ban Leong was officially delisted from the SGX-ST effective August 26, 2025. As of March 31, 2026, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia.

Ban Leong is a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand. Ban Leong serves as an authorized distributor for major brands such as Razer, NVIDIA, and Samsung. The acquisition aligns with the Company’s strategy to expand its bundled gaming product offerings and enhance its distribution network in Asia.

The Company’s acquisition of Ban Leong was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of Ban Leong based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company concluded that the acquisition of Ban Leong was significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the year ended March 31, 2026 set forth below gives effect to the business combination as if it had occurred on April 1, 2025 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the Year ended March 31,	For the Year ended March 31,
	2026	2025
Unaudited pro forma revenue	$264,536,604	$286,786,289
Unaudited pro forma net (loss) income	$(12,840,524)	$8,083,117
Cash consideration		$25,716,146

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the Acquisition Date, which represents the net purchase price allocation at the date of the acquisition of Ban Leong:

Fair value as of Acquisition Date
Total consideration	$25,716,146
non-controlling interest	27,070,012
Less: net assets of Ban Leong:
Cash	11,311,600
Accounts receivable, net	15,642,759
Inventories, net	25,604,539
Other receivable and other current assets, net	1,125,378
Investment in convertible notes	2,597,253
Prepayments	426,720
Property and equipment, net	487,217
Operating leases right-of-use assets	2,253,549
Intangible assets	5,039,150
Deferred tax assets	27,431
Total assets	64,515,596

Bank Loans, current	(442,852)
Accounts payable	(11,691,291)
Operating lease liabilities	(2,281,716)
Other payables and accrued liabilities	(4,742,439)
Contract liabilities	(520,926)
Deferred tax liabilities	(907,047)
Tax payables	(504,360)
Total liabilities	(21,090,631)
Total net assets of Ban Leong	43,424,965
Goodwill	$9,361,193

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included customer relationships, with estimated useful lives of 10 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and non-controlling interest in Ban Leong through using income approach based on the following factors: (a) assumptions on the market and the asset that are considered to be fair and reasonable; (b) financial performance that shows a consistent trend of the operation; (c) consideration and analysis on the micro and macro economy affecting the subject asset; (d) analysis on tactical planning, management standard and synergy of the subject assets; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.

Since Ban Leong was a publicly listed company on the Singapore Exchange on the Acquisition Date, the fair value of the non-controlling interest was determined based on the observable offer price per share under the voluntary cash offer, which represents a quoted price in an orderly transaction. As the fair value measurement is based on observable market inputs, it is classified as a Level 1 fair value measurement under ASC 820.

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

Note 5 — Investment in convertible note

The convertible note was issued on December 30, 2022, by an unrelated privately held company and earned fixed interest at 6% per annum. The convertible note may be converted in part or in whole at the Company’s discretion within 36 months from the issuance date. The convertible note matured on December 29, 2025. Upon maturity, the Company initiated the conversion process; For the year ended March 31, 2026, the Company recognized interest income of $20,189 based on the interest rate of the convertible note. For the year ended March 31, 2026, no impairment was recorded from investment in convertible note.

By electing the fair value option, the embedded conversion feature is not separately bifurcated or accounted for as a derivative. Instead, the fair value of the instrument as a whole captures the economic effect the embedded features. Upon the acquisition of Ban Leong, the investment in convertible note was recognized at its acquisition-date fair value of $2,597,253. Immediately before the February 20, 2026 (the “Conversion Date”), the fair value of investment in convertible note was $1,406,625.

The fair value of the investment in convertible note on February 20, 2026 was estimated using a combination of an Equity Allocation ("EA") model to determine the as-converted value and a Discounted Cash Flow ("DCF") model to determine the kept-as-debt value. The fair value was determined as the higher of the estimated value upon conversion and the value upon repayment at the valuation date. Significant assumptions used in the valuation included an estimated post-money equity value of approximately $19.6 million, expected exit scenario probabilities of 45% for redemption, 45% for liquidation and 10% for a qualified initial public offering, an expected term of 5.0 years, an expected volatility of 48.5%, and a risk-free interest rate of 3.7%. The fair value measurement was classified as a Level 3 measurement within the fair value hierarchy due to the use of significant unobservable inputs.

Changes in fair value are recognized in earnings in the period in which they occur. Loss from changes in fair value amounted to $1,188,928 for the period from May 27, 2025 through Conversion Date.

The Company believes this accounting treatment best reflects the economic substance of the investment and aligns with the way the instrument is managed and evaluated internally.

The aggregate principal amount of the convertible note was $1,000,000 as of March 31, 2026. The excess fair value over principal reflects the estimated value of the embedded equity conversion feature.

On Conversion Date, the outstanding principal and accrued interest under the convertible note were converted into Series Seed-3 Preference Shares of MyFirst Tech Holdings Pte. Ltd (“MyFirst Tech”). As a result of the conversion, the convertible note was derecognized and replaced with an equity investment in a privately held company. The initial carrying amount of the investment in MyFirst Tech’s Series Seed-3 Preference Shares was established based on the fair value of the convertible note immediately prior to conversion, which equaled its fair value.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-term investments

As of March 31, 2026 and 2025, long-term investments comprised of the following:

	March 31,	March 31,
	2026	2025

Investment in Nekcom	$15,364,229	$15,364,229
Investment in MyFirst Tech	1,406,625	-
Investment in Cloudshelf Limited	71,045	71,045
Total	$16,841,899	$15,435,274

Investment in Nekcom

On November 20, 2024, the Company, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which the Company has agreed to purchase 12,250,000 shares of Nekcom’s Series B Preferred Stock that would constitute 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in the Company’s ordinary shares.

In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until full recoupment date of the minimum guarantee pursuant to a Publishing Agreement dated December 18, 2024 (see Note 23) when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the full recoupment date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to the Company for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash. Upon completion of the Business Combination on February 13, 2025, the Nekcom Consideration Shares and the Nekcom Additional Consideration Shares were exchanged for an aggregate of 2,126,729 of ordinary shares of the Company, all of which were held in escrow (see Note 3).

On May 15, 2025, parties amended the Nekcom SPA (the “First Amendment”) to provide that, among other things, the Company shall have the right to instruct the escrow agent to return to the Company the full amount of the Nekcom Consideration Shares if either (i) the Company has not recouped in full both the minimum guarantee (as defined in the Publishing Agreement) and its investments related to SHOWA American Story (the “Licensed Game”) as specified in the First Amendment within 12 months of the commercial launch of the Licensed Game; or (ii) the Licensed Game has not been commercially launched on or before December 31, 2026. In that case, the Company shall be required to return to Nekcom 10% of the equity interests of Nekcom issued to the Company pursuant to the Nekcom SPA.

As of March 31, 2026, the Company had remitted $7,500,000 cash consideration towards investment in Nekcom’s Series B preferred Share. However, the Nekcom Consideration Shares and Nekcom Additional Consideration Share are being held in escrow yet to be released as the contingency of recoupment of the minimum guarantee has not yet been met.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s investment in Nekcom’s Series B Preferred Shares are classified as equity securities but do not meet the criteria to be considered in-substance common stock under ASC 323-10-15-13. These shares possess substantive liquidation preferences, fixed returns, and conditional participation rights that distinguish them from common stock. Consequently, the Nekcom investment is not accounted for under the equity method. As a result, the investment Nekcom’s Series B Preferred Shares does not qualify for equity method accounting under ASC 323 and is instead accounted for under ASC 321 as an equity investment to measure it at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of the acquisition date, the $7,500,000 cash consideration, $364,229 acquisition cost, and $7,500,000 share consideration were determined to be included in the initial investment cost. The Company will assess the impairment as subsequent measurement. As of March 31, 2026, no impairment was recorded against investment in Nekcom.

On March 10, 2026, an accredited investor, entered into a share purchase agreement with the Company to acquire 306,250 Series B Preferred Shares of Nekcom for a total purchase price of $1,000,000, with closing to occur no later than April 30, 2026. Pursuant to the share purchase agreement, it features a put option allowing the buyer to sell the shares back to the Company at two times the purchase price within six months following the official launch of Nekcom’s game, Showa the American Story. Additionally, if the game fails to launch by June 30, 2028, the buyer holds a Mandatory Buyback right, enabling it to require the Company to repurchase the entire investment interest by December 31, 2028, at the original purchase price plus a 10% per annum compound interest rate. As of March 31, 2026, the transaction has not been closed yet.

Investment in MyFirst Tech

As discussed in Note 5, the Company converted its investment in a convertible note into 1,484,049 Series Seed-3 Preference Shares of MyFirst Tech pursuant to a Series A financing transaction completed by MyFirst Tech. Upon completion of the conversion, the Company’s contractual rights under the convertible note were extinguished and replaced by an ownership interest in MyFirst Tech. Accordingly, the Company derecognized the convertible note and recognized an equity investment in MyFirst Tech. The initial carrying amount of the Series Seed-3 Preference Shares was established based on the carrying amount of the convertible note immediately prior to conversion, which equaled its fair value as a result of the Company’s election of the fair value option under ASC 825. Following the conversion, the Company held approximately 12.98% of the equity interests of MyFirst Tech.

The Company evaluated the accounting for the Series Seed-3 Preference Shares received upon conversion and concluded that the investment represents an equity security within the scope of ASC 321. Although the Company holds approximately 12.98% of the equity interests of MyFirst Tech, the Series Seed-3 Preference Shares do not qualify as in-substance common stock under ASC 323-10-15-13 because they possess substantive liquidation preferences, preferential economic rights, conversion rights, anti-dilution protections, and other investor rights that are not substantially similar to those of ordinary shares. Accordingly, the investment does not qualify for equity method accounting under ASC 323.

Because the Series Seed-3 Preference Shares do not have a readily determinable fair value and MyFirst Tech is a privately held company, the Company elected the measurement alternative under ASC 321-10-35-2. Under this measurement alternative, the investment is measured at cost, less impairment, adjusted for observable price changes resulting from orderly transactions involving identical or similar investments of the same issuer. The initial carrying amount of the investment was determined based on the fair value of the convertible note immediately prior to the Conversion Date (Note 5). The Company evaluates the investment for impairment and observable price changes at each reporting date. As of March 31, 2026, no impairment loss was recognized.

 Investment in Cloudshelf Limited (“Cloudshelf”)

On November 8, 2022, the Company entered into a subscription and shareholders agreement with Cloudshelf, a private limited company incorporated in England and Wales. Pursuant to the agreement, the Company subscribed for ordinary shares in Cloudshelf for a total consideration of $71,045, representing a 13.5% equity interest of Cloushelf.

As the Company does not have significant influence over Cloudshelf, the investment is accounted for in accordance with ASC 321, The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of March 31, 2026, no impairment indicators were identified, and no loss was recorded.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Accounts receivable, net

As of March 31, 2026 and 2025, accounts receivables comprised of the following:

	March 31,	March 31,
	2026	2025

Receivables from console game, gaming hardware, computer accessories and other multimedia products, and console game code	$37,285,373	$23,121,281
Receivables from game publishing	507,494	2,604,231
Receivables from advertising service	205,024	285,127
Less: Allowance for credit loss	(1,343,107)	(248,956)
Accounts receivable, net	$36,654,784	$25,761,683

Movement of credit loss for the years ended March 31, 2026, 2025 and 2024 are as follows:

	March 31,	March 31,	March 31,
	2026	2025	2024

Beginning balance	$248,956	$325,457	$55,533
Credit loss carried forward from acquisition of Ban Leong	164,672	-	-
Addition (Recovery)	924,961	(76,725)	277,273
Translation adjustment	4,518	224	(7,349)
Ending balance	$1,343,107	$248,956	$325,457

Note 8 — Inventories, net

Inventories are stated at lower of cost or net realizable value, which is determined using the weighted average method.

	March 31,	March 31,
	2026	2025

Physical console game compact discs	$6,566,820	$5,936,223
IT hardware, computer accessories	25,842,304	-
Gaming hardware and accessories	7,329	-
Total inventories and digital inventories	$32,416,453	$5,936,223

For the years ended March 31, 2026, 2025 and 2024, the impairment for inventories amounted to $172,282, $211,356 and $468,941, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other receivables and other current assets, net

As of March 31, 2026 and 2025, other receivables and other current assets, net comprised of the following:

	March 31,	March 31,
	2026	2025

Deposits (i)	$610,813	$273,041
Prepaid expenses (ii)	730,627	1,122,403
Prepaid income tax (iii)	75,741	1,812
Right-of-return assets (vi)	257,301	-
GST recoverable (iv)	110,657	209,880
Other receivables (v)	1,018,696	153,809
Less: allowance for credit loss	(149,739)	(27,923)
Total other receivables and other current assets, net	$2,654,096	$1,733,022

(i)	Deposits

The balance of deposits mainly comprised deposits made for rental and utility service of the Company.

(ii)	Prepaid expenses

The balance of prepaid expenses represented prepayment for services, such as subscription fees, advertising expenses, and director & officer insurance.

(iii)	Prepaid income tax

The balance of prepaid income tax represents prepaid estimated income tax from the Company’s Thailand subsidiary.

(iv)	GST recoverable

The balance of GST recoverable represented the amount of GST, which resulted from historical purchasing activities and could be further used for deducting future GST in Singapore.

(v)	Other receivables

The balance of other receivables mainly represented balance due from vendor for marketing expense paid on behalf, and recoverable claims receivable from suppliers.

(vi)	Right- of- return assets

The balance of right-of-return assets primarily represents amounts recognized in connection with Company’s product return arrangements from hardware, computer accessories and other multi- media products and reflects the estimated recovery of inventory expected to be returned by customers.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit loss for the years ended March 31, 2026, 2025 and 2024 are as follows:

	March 31,	March 31,	March 31,
	2026	2025	2024

Beginning balance	$27,923	$52,949	$3,747
Addition (Recovery)	121,781	(24,093)	49,351
Translation adjustment	35	(933)	(149)
Ending balance	$149,739	$27,923	$52,949

Note 10 — Prepayments, net

	March 31,	March 31,
	2026	2025

Prepayment	$14,155,014	$6,354,653
Less: allowance for prepayment	(286,098)	(114,792)
Total prepayments, net	$13,868,916	$6,239,861

Movement of allowance for credit loss for the years ended March 31, 2026, 2025 and 2024 are as follows:

	March 31,	March 31,	March 31,
	2026	2025	2024

Beginning balance	$114,792	$209,412	$51,755
Addition (Recovery)	171,450	(94,786)	157,623
Translation adjustment	(144)	166	34
Ending balance	$286,098	$114,792	$209,412

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Loan to third party

Loan to third party consist of the following:

Name of third party*	Maturities	Interest Rate	As of March 31, 2026	As of March 31, 2025

2Game LLC	Amount to be due on September 30, 2026	10% started from April 1, 2025	678,204	382,024
Total			$678,204	$382,024

2Game LLC is an e-sports company engaged in digital gaming and online tournament operations. In order to promote 2Game’s platform and create potential business synergies between both parties, the Company provided a loan to 2Game LLC.

Note 12 — Property and equipment, net

Property and equipment consist of the following:

	March 31,	March 31,
	2026	2025

Office equipment	$3,458,060	$1,003,594
Motor vehicle	759,063	-
Furniture & Fitting	306,004	70,563
Office and warehouse renovation	974,051	455,313
Subtotal	5,497,178	1,529,470
Less: accumulated depreciation	(3,872,578)	(1,149,155)
Total property and equipment, net	$1,624,600	$380,315

Depreciation expenses for the years ended March 31, 2026, 2025 and 2024 amounted to $406,830, $328,948 and $320,308, respectively. The Company recognized loss from disposal of property and equipment of $512, nil and $57,202 for the years ended March 31, 2026, 2025 and 2024.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Definite-lived Intangible assets, net

Definite-lived intangible assets consisted of the following:

	March 31,	March 31,
	2026	2025

Customer relationships	$9,633,962	$4,594,812
License	139,865	139,865
Trademark	224,809	224,809
Less: accumulated amortization	(3,851,746)	(2,751,634)
Total definite-lived intangible assets	$6,146,890	$2,207,852

Amortization expense for the years ended March 31, 2026, 2025 and 2024 amounted to $1,100,112, $1,065,373 and $1,168,358, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending March 31, 2027	$1,670,018
Twelve months ending March 31, 2028	558,381
Twelve months ending March 31, 2029	726,164
Twelve months ending March 31, 2030	881,848
Twelve months ending March 31, 2031 and thereafter	2,310,479
Total	$6,146,890

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Bank Loans

Outstanding balance of banking facilities consisted of the following:

Bank name	Maturity date	Interest rate	Collateral/Guarantee	March 31, 2026	March 31, 2025

United Overseas Bank Limited (“UOB”)	July 2025 (Repaid in July 2025)	2.5%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and GCL BVI.	$-	$209,633
Green Link Digital Bank Pte. Ltd.	December 2027	7.35%	Guaranteed by GCL Global Holdings Ltd. and GCL Global SG Collateral by fixed deposit in bank	1,686,555	-
Citi Bank	October 2025 to December 2025 (Repaid in December 2025)	3.40%-6.14%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	-	2,738,728
HSBC Bank	April 2026 to June 2026	2.78%-5.54%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	7,566,619	6,015,053
HSBC Bank (1)	May 2030	3.74%-4.25%	Personal Guarantee by GCL Global Holdings Ltd. Collateral by fixed deposit in bank	36,822,683	-
HSBC Bank	April 2026 to May 2026	4.22%	Guaranteed by Ban Leong	426,091	-
HSBC Loan (2)	February 2027	6.33%	Personal Guarantee by Choo See Wee, the Chairman of the Company.	1,375,000	2,875,000
HSBC Bank	April 2026 to May 2026	2.80%-2.86%	None	6,055,822	-
DBS Bank Ltd	May 2027	6.88%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and Tan Jian Hao, the CEO of Titan Digital	47,860	82,810
Total				$53,980,630	$11,921,224
Bank Loans, current				$21,715,464	$10,500,085
Bank Loans, non-current				$32,265,166	$1,421,139

(1)	Acquisition of Ban Leong (see Note 4) was financed through a secured term loan facility with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) and the Company’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global SG, has a tenure of five years, bears a floating interest rate ranging from 3.74% to 4.25%, and requires quarterly repayments, with the final installment due in May 2030. In addition, the Company incurred aggregate structuring fees of $593,297, which the Company determined to be debt issuance costs to be recorded as a reduction of the loan balance. These costs are amortized over the term of the loan facility using the effective interest method. As of March 31, 2026, the unamortized debt issuance costs related to the HSBC term loan facility amounted to $461,826.
(2)	From April 2024 to the date of the issuance of these consolidated financial statements, the Company obtained long term bank loans from HSBC Bank for an aggregate total of approximately $2.7 million to be due starting from February 2027. These bank loans bear interest rates per annum of 6.33%

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interest expense pertained to above banking facilities for the years ended March 31, 2026, 2025 and 2024 were $1,988,260, $518,770 and $460,628, respectively. The weighted-average interest rate pertaining to above-mentioned bank loans, current were 4.1%, 6.2% and 7.1% for the years ended March 31, 2026, 2025 and 2024, respectively.

Note 15 — Other payables and accrued liabilities

	March 31,	March 31,
	2026	2025

Accrued payroll and welfare	$1,660,410	$127,473
Accrued expenses (i)	3,091,695	408,370
Other payables (ii)	4,941,140	1,666,948
Refund liability (iv)	278,879	-
Investment payable (iii)	-	2,500,000
Total accrued expenses and other liabilities	$9,972,124	$4,702,791

(i)	The balance of accrued expenses represented accrued professional fee, lender fee and other miscellaneous fee.
(ii)	The balance of other payables mainly consists of share subscription payable, advances from suppliers for support of future programs related to Ban Leong’s operation. In addition, the balance of other payables consists of the deposit received from a third party as co-publisher’s minimum guarantee in game development for game publishing operations. Such balance is recoupable by third parties upon certain minimum sales targets of the games achieved after the game’s launch.
(iii)	The balance of investment payable relates to the Company’s investment in Nekcom, and consists of $2,500,000 in cash consideration, which the Company has paid during the year ended March 31, 2026.
(iv)	The balance of refund liability primarily represents amounts recognized in connection with the Company’s product return arrangements and reflects the estimated recovery of inventory expected to be returned by customers.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Convertible Notes and Derivative Liabilities

Note Purchase Agreements

From September 30, 2024 to December 2024, the Company, GCL Global, and Epicsoft Asia, entered into convertible note purchase agreements (the “Note Purchase Agreements”) with each of certain accredited investors (the “Transaction Investors”) pursuant to which the Transaction Investors have agreed to pay GCL Global an aggregate of $33,025,000 for certain convertible notes (the “Note”) which automatically converted into GCL Global’s fully paid and nonassessable ordinary shares that were exchanged for 7,338,887 shares of Merger Consideration Shares (as defined in the Merger Agreement) at $4.50 per share at the closing of the transactions (the “Conversion Date”) contemplated by the Merger Agreement (the “Business Combination”). The number of Merger Consideration Shares was determined based on the Exchange Ratio established in the Merger Agreement. Pursuant to the Note Purchase Agreements, an additional thirty percentage (30%) of the number of Merger Consideration Shares issued to the Transaction Investors (the “Bonus Shares”) were held in an escrow account for three (3) years from the Conversion Date. At the end of each of the first three anniversary dates of the Conversion Date (each such year, a “Bonus Year”), one-third (1/3) of the Bonus Shares was scheduled to be released from the escrow account to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the end of each Bonus Year. In the event that the lowest volume-weighted average closing price of the Merger Consideration Shares is less than $4.50 per share for any ten(10) consecutive trading days during the last month prior to the third anniversary day of the Conversion Date, the Transaction Investors will be entitled to receive certain Top-Up Shares (defined in the Note Purchase Agreement) and, under certain limited circumstances, a cash payment, based on the number of Merger Consideration Shares held on the third anniversary date of the Business Combination. The Transaction Investors will be entitled to receive 110% of the outstanding principal balance of the Note in the event that the Business Combination is not consummated on or before March 28, 2025, or if the per share price used to the calculate the Exchange Ratio for the Business Combination is less than $10.00 per share. Epicsoft Asia has agreed to unconditionally guarantee all of the Company’s obligations and performance under $33,250,000 of the Note, including but not limited to the Company’s obligation to pay.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Top-Up Shares liabilities were measured at fair value on the conversion date and at each subsequent reporting date until settlement, with changes in fair value recognized in the consolidated statements of operations and comprehensive (loss). The fair value of the Top-Up Shares liability is determined using unobservable inputs and a Monte Carlo simulation model. Key assumptions include the Company’s stock price volatility, the price floor, the expected holding period, and the risk-free discount rate.

As of February 12, 2025, immediately prior to the conversion upon completion of the Business Combination, the fair value of the convertible notes was allocated to (i) conversion feature of $22,377,734, (ii) bonus share component of $2,685,327, and (iii) top-up share feature of $2,707,836. As of March 31, 2026 and 2025, the fair value of the top-up share feature was remeasured to $16,206,000 and $3,086,519, respectively. The fair value of the conversion and bonus share components was estimated using a scenario-based probability-weighted approach, while the top-up share feature was valued using a Monte Carlo simulation model based on 10,000 simulated price paths. Valuation assumptions included stock prices of $3.05, $1.95 and $0.59 as of February 12, 2025, March 31, 2025 and March 31, 2026, respectively, a volatility assumption of 60%, risk-free rates of 4.4%, 3.9%, and 3.9% and an expected holding period of three years. The fair value measurement of the Top-Up Shares represents Level 3 inputs under the fair value hierarchy due to the use of unobservable inputs.

Senior Unsecured Notes

Between May 2025 and August 2025, the Company issued senior unsecured notes (“Senior Unsecured Notes”) with an aggregate principal amount of $5,430,000 to an investor pursuant to a Securities Purchase Agreement. The Company received aggregate net cash proceeds of $4,717,000 from the issuance of the Senior Unsecured Notes. The Senior Unsecured Notes bear interest at 6% per annum, which increases to 18% upon an event of default, and mature three years from their respective issuance dates unless earlier converted, redeemed, or accelerated. Interest is payable monthly in arrears and is generally settled in ordinary shares of the Company, subject to the satisfaction of specified equity conditions, although the Company may elect to pay interest in cash or a combination of cash and shares. Upon maturity, the Company is required to repay all outstanding principal, accrued and unpaid interest, and any applicable charges in cash. The Senior Unsecured Notes are not freely prepayable except under specified circumstances, including optional redemptions, change of control, or events of default.

The Senior Unsecured Notes are convertible at the holder’s option at any time after issuance into the Company’s ordinary shares at a conversion price of $2.16 per share, subject to adjustments. The conversion amount generally equals 110% of the principal converted, plus accrued and unpaid interest and late charges. In addition, the agreements provide the investor with the right to purchase additional notes up to an aggregate principal amount of $40.1 million under similar terms.

During the year ended March 31, 2026, an aggregate principal amount of $1,278,999 of the Company’s convertible notes, together with accrued interest payable of $10,041 and the derivative liability associated with the conversion feature of $1,502,937, were converted into 2,645,024 ordinary shares of the Company.

The Company evaluated the embedded features of the Senior Unsecured Notes in accordance with ASC 470, ASC 815 and ASC 825. Based on this evaluation, the embedded conversion feature is required to be bifurcated from the host debt instrument and accounted for separately as a derivative liability. The conversion feature is not considered clearly and closely related to the debt host and meets the definition of a derivative under ASC 815. In addition, the Senior Unsecured Notes are not otherwise measured at fair value through earnings, and the conversion feature does not qualify for the scope exception for instruments indexed to the Company’s own stock due to variable-priced settlement provisions.

Accordingly, the conversion feature is initially measured at fair value and recorded as a derivative liability, with subsequent changes in fair value recognized in earnings in the period in which they occur. The redemption feature was determined to be clearly and closely related to the debt host and, therefore, does not require separate accounting.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At issuance, the Company allocated the proceeds between the conversion feature derivative liability and the host debt using an allocation approach consistent with the measurement basis of each component. The conversion feature derivative liability was recorded at its fair value, with the residual proceeds attributed to the host debt. The fair value of the conversion feature was determined using a binomial valuation model applied to the convertible notes, with the host debt valued separately using a discounted cash flow model. Key assumptions include the Company’s stock price, expected volatility, conversion price and floor price, contractual term of the notes, and the risk-free interest rate.

As of the issuance date of the Senior Unsecured Notes, the fair value of the conversion feature from the Senior Unsecured Notes amounted to $$2,923,000. As of March 31, 2026, the fair value of the conversion feature was remeasured to $495,000 which has classified as derivative liabilities. Valuation assumptions as of the issuance date included stock prices of $2.64 to $3.53, a volatility assumption of 1% to 56.07%, risk-free rates of 3.49 %to 3.94%. Valuation assumptions as March 31, 2026 included stock prices of $0.59, a volatility assumption of 56.60%, risk-free rates of 3.86%. The fair value measurement of the conversion feature represents Level 3 inputs under the fair value hierarchy due to the use of unobservable inputs.

Debt discount and issuance costs were allocated between the derivative liability and the host debt on a relative fair value basis, with the portion attributable to the derivative liability expensed as incurred and the portion attributable to the host debt recorded as a reduction of the carrying amount of the debt and amortized to interest expense over the term of the Senior Unsecured Notes using the effective interest method.

The Company has convertible notes, net of unamortized discounts as follows:

	Face value of convertible notes payable	Unamortized debt discounts	Convertible notes payable, net of unamortized discounts
Issuance of convertible notes	$5,430,000	$(333,757)	$5,096,243
Fair value allocation of conversion feature	(2,923,000)	-	(2,923,000)
Amortization of debt discounts	-	123,285	123,285
Conversion	(1,278,999)	189,493	(1,089,506)
March 31, 2026 balance	$1,228,001	$(20,979)	$1,207,022

Note 17 — Deferred investment consideration payable

	March 31,	March 31,
	2026	2025

Deferred investment consideration payable	$7,500,000	$7,500,000

The balance of contingent investment consideration payable relates to the Company’s investment in Nekcom of $7,500,000 in share consideration, for which the corresponding ordinary shares have been issued and placed in escrow. These shares will not be released until the Full Recoupment Date (see Note 6). As the Company expects the Full Recoupment Date to occur more than twelve months after March 31, 2026, the investment payable related to the $7,500,000 share consideration has been classified as non-current.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Related party balances and transactions

Related party balances

Amount due from related parties

Name of related party	Relationship	Nature	As of March 31, 2026	As of March 31, 2025

Epicsoft Ventures Ltd	Common shareholders	Reimbursement of business expenses	$-	$426
SEGA Corporation	Shareholder of the Company	Recoupable advertising fee receivable	-	377,904
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Director loan, interest free, no maturity date	164,292	8,873
Jianhao Tan Brand Ventures Pte Ltd	Tan Jian Hao, the shareholder of JHTB Venture, the CEO of Titan Digital	Expenses paid on behalf	-	5,131
Total			$164,292	$392,334

Prepayment, a related party

Name of related party	Relationship	Nature	As of March 31, 2026	As of March 31, 2025

Nekcom Inc	Equity securities investee	Prepayment for a recoupable minimum sales guarantee, Five (5) years following the First Commercial Release Date	$5,000,000	$3,000,000

 Accounts payable, a related party

Name of related party	Relationship	Nature	As of March 31, 2026	As of March 31, 2025

SEGA Corporation	Shareholder of the Company	Purchase	$4,293,316	$4,567,337

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount due to related parties

Name of related party	Relationship	Nature	As of March 31, 2026	As of March 31, 2025

Choo See Wee (“Jacky”)	Chairman of the Company	Loan from Director, interest fee and repayable on demand, Director fee payable	$823,864	$12,293
Tan Jian Hao	Shareholder of the Company	Loan from Director, interest fee and repayable on demand, compensation payable	188,087	56,127
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	14,539	197,885
Shaun Amah Gozo-Hill	Minority Shareholder of 2Game, Director of 2Game Dubai	Consideration payable for 10% controlling interest in 2Game	6,450	197,885
Wong Wan Ping Mario	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	-	197,885
Debbie Soon Rui Yi	Director of Starry Jewelry	Expenses paid on behalf	-	743
Shaun Amah Gozo-Hill	Minority Shareholder of 2Game, Director of 2Game Dubai	Expenses paid on behalf	10,009	20,520
Total			$1,042,949	$683,338

Related parties’ transactions

Revenue from a related party

Name of Related Party	Relationship	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025	For the Year Ended March 31, 2024

SEGA Corporation	Shareholder of the Company	$114,094	$1,244,899	$42,477
Jianhaotan Brand Ventures Pte Ltd	Tan Jian Hao, who is a shareholder of this entity and serves as the Chief Executive Officer of Titan Digital	4,655	264,506	-
Total		$118,749	$1,509,405	$42,477

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue from related parties

Name of related party	Relationship	Nature	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025	For the Year Ended March 31, 2024

SEGA Corporation	Shareholder of the Company	Purchase of console game	$11,501,519	$15,596,454	$17,578,879
Tan Jian Hao	CEO of Titan Digital	Content creation for social media advertising	1,291	237,311	667,336
Total			$11,502,810	$15,833,765	$18,246,215

Note 19 — Shareholders’ equity

Ordinary shares

GCL Global was established under the laws of Cayman Islands on September 8, 2023, and authorized to issue 500,000,000 shares with a par value of $$0.0001. On February 13, 2024, the Company completed its Reorganization under GCL Global with a sequential two-step transaction (see Note 1). On February 13, 2025, the Company completed its reverse recapitalization under Pubco through consummating the Business Combination contemplated by the Merger Agreement (See Note 3). All of the outstanding ordinary shares is presented on the basis as if the reverse recapitalization under Pubco became effective as of the beginning of the first period presented on April 1, 2022. The shares and corresponding capital amounts and all per share data related to GCL Global’s outstanding ordinary shares prior to the Reverse Recapitalization in the accompanying consolidated financial statements have been retroactively adjusted using the Exchange Ratio of 1 for 4.0536.

Private Placement

On September 3, 2025, the Company issued 625,000 ordinary shares in connection with a private placement pursuant to a subscription agreement entered into with an accredited investor. Under the subscription agreement, the investor subscribed for the ordinary shares at a purchase price of $4.00 per share for a total consideration of $2,500,000.

Settlement of Mezzanine Equity

On February 13, 2025, 217,724 ordinary shares were reclassified from mezzanine equity to permanent equity in connection with the settlement of the Tranche 1 share consideration related to the acquisition of Martiangear.

Settlement of Contingent Consideration from 2Game Acquisition

At the closing of the Business Combination, the Company collectively issued an additional 1,059,628 ordinary shares to the minority shareholders of 2Game to settle tranche 2 of the contingent consideration in connection with the 2Game acquisition. On October 15, 2025, the Company’s Compensation Committee recommended, and the Board approved of, a one-time grant of 547,183 ordinary shares under its Equity Incentive Plan to the three 2Game directors who are also the minority shareholders of 2Game in recognition of their continued contributions to 2Game.As of March 31, 2026, all contingent consideration in connection with the 2Game acquisition has been settled. (See Note 4).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conversion of convertible notes

On February 13, 2025, convertible notes issued under the Note Purchase Agreements with an aggregate principal amount of $33,025,000 were converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 ordinary shares of the Company were issued and placed into an escrow account for three years as bonus shares (see Note 16).

During the year ended March 31, 2026, an aggregate principal amount of $1,278,999 of the Company’s convertible notes, together with the derivative liability associated with the conversion feature of $1,502,937 and accrued interest payable of $10,041 were converted into 2,645,024 ordinary shares of the Company (see Note 16).

Release of Bonus Shares from Escrow

Pursuant to the Note Purchase Agreements (Note 4), 2,201,665 Bonus Shares were issued and placed into an escrow account upon the closing of the Business Combination. On March 26, 2026, all 2,201,665 Bonus Shares were released from escrow upon satisfaction of the applicable release conditions under the Note Purchase Agreements.

Stock based compensation

-	Consultancy Agreements

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

-	Marketing Services Agreement

On April 28, 2025, the Company entered into a marketing services agreement with Outside The Box Capital Inc.(“Marketing Consultant”) to provide investor awareness and marketing support services for a six-month period ending October 28, 2025. The services included strategic planning, distribution of Company-approved messaging across various digital and social media platforms, and content creation to enhance investor engagement, and expressly exclude investor solicitation, securities transactions, or broker-dealer activities. In consideration for the services, the Company agreed to pay cash compensation of $50,000 and issued ordinary shares with a value of $100,000, with the number of shares determined based on the volume-weighted average price of the Company’s ordinary shares over the ten trading days immediately preceding the date of the agreement. On June 26, 2025, the Company issued 41,853 ordinary shares to the Marketing Consultant in satisfaction of the equity portion of the consideration.

Reverse Recapitalization

On February 13, 2025, upon the consummation of the Business Combination, the Company issued an aggregate total of 6,276,394 ordinary shares to RFAC Sponsor, RFAC public shareholders, Early Bird Capital and certain investors designated by RFAC Sponsor.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the number of the Company’s ordinary shares issued upon the Reverse Recapitalization:

Ordinary Share
RFAC’s ordinary shares outstanding prior to Reverse Recapitalization	3,126,396
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of RFAC rights	1,149,998
Total shares issued upon the Reverse Recapitalization	6,276,394

Recognition of non-controlling interests from acquisition of subsidiaries

-	Non-controlling interest in Martiangear

On December 12, 2024, Titan Digital sold its entire equity interest in Martiangear to GCL Global SG for total consideration of SGD10. As a result, the Company increased its equity interest in Martiangear to 100% and derecognized $44,134 of non-controlling interest, while the same amount was recorded as a decrease to additional paid-in capital.

-	Non-controlling interest in 2Game

On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for total cash consideration of $1,200,000. As a result, GCL Global SG increased its ownership interest in 2Game from 51% to 61%, and $782,828 of non-controlling interest was derecognized. The difference of $148,013 was recorded as a decrease to additional paid-in capital. In addition, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ended March 31, 2026. In accordance with ASC 815-40 “Derivatives and Hedging,” the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to bifurcate and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the statements of operations and comprehensive loss in each reporting period until the obligation is settled or expires.

As of March 31, 2026, the fair value of the Buy-Back Feature was estimated using a forward pricing model, with the underlying equity value determined using a discounted cash flow ("DCF") analysis. As of the valuation date, the Company had not achieved the specified performance targets; therefore, the Buyback Obligation was valued based on the contractual repurchase terms, using the forward pricing model and market-based inputs, including the risk-free interest rate and the remaining contractual term.

As of March 31, 2025, the valuation of fair value of the Buy-Back Feature was performed using a weighted average probability scenario analysis, incorporating two mutually exclusive outcomes: (i) if the performance targets are not met, the fair value was calculated using a forward pricing model; and (ii) if the performance targets are met, the fair value was estimated using the Black-Scholes option pricing model. A probability of 50% was assigned to each scenario.

As of March 31, 2026, the fair value of the Buy-Back Feature was determined to be $326,766. Key assumptions included a risk-free rate of 3.5% to 3.85%, 0.5 year to 1.5 year time to expiration, and a volatility estimate of approximately 57%. As of March 31, 2025, the fair value of the Buy-Back Feature was determined to be $269,119. Key assumptions included a risk-free rate of 4.11%, a one-year time to expiration, and a volatility estimate of approximately 58%. Since the closing date of the transaction (March 19, 2025) is near the valuation date (March 31, 2025), the fair value at initial recognition and at period-end were deemed to be similar, and therefore, no change in fair value was recorded. The resulting valuation reflects Level 3 inputs under the fair value hierarchy due to the use of significant unobservable assumptions.

All adjustments to additional paid-in capital were made in accordance with ASC 810-10-45-23, “Change in a parent’s ownership interest in a subsidiary,” as there was no change in control.

-	Non-controlling interest in Ban Leong

Subsequent to the acquisition date of the Ban Leong acquisition, the remaining portion of the total offer consideration was utilized to acquire the remaining equity interests in Ban Leong as additional acceptances were received, for an aggregate cash consideration of $24,806,735. (See Note 4)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	Non-controlling interest in 4Divinity SG

On October 13, 2025, January 15, 2026 and March 5, 2026, the Company’s subsidiary, 4Divinity SG, entered into share subscription agreements with an accredited investor, pursuant to which the investor subscribed for 5,200,000 newly issued ordinary shares at a subscription price of $2.50 per share and additional newly issued ordinary shares at a subscription price of $2.75 per share, for total gross proceeds of $23,000,000. Upon completion of the share subscriptions, the accredited investor obtained an 8.1% non-controlling equity interest in 4Divinity SG. As of March 31, 2026, the Company had received the full subscription proceeds of $23,000,000. The issuance of the additional shares was accounted for as an equity transaction in accordance with ASC 810-10-45-23, as the Company retained control of 4Divinity SG. Accordingly, the carrying amount of non-controlling interest was adjusted by $1,988,875 to reflect the change in ownership interest. The excess of the consideration received of $23,000,000 over the adjustment to the non-controlling interest of $1,988,875, amounting to $21,011,125, was recognized in additional paid-in capital.

Public and Private Placement Warrant (“Warrant”)

In connection with the reverse recapitalization, the Company assumed 16,500,000. Warrants outstanding from RFAC, consisting of 11,500,000 Public Warrants and 5,000,000 Private Placement Warrants. Both the Public Warrants and Private Placement Warrants met the criteria for equity classification. As the fair value of the Warrants increased upon replacement in connection with the Business Combination, the Company recognized $12,014 as a deemed dividend paid to the warrant holders.

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

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price		Average Remaining Contractual Life
March 31, 2024	-	-		$-	-
Granted	16,500,000	16,500,000		$11.50	5.00
Forfeited	-	-		$-	-
Exercised	-	-		$-	-
March 31, 2025	16,500,000	16,500,000		$11.50	4.87
Granted	-	-	$
Forfeited	-	-		$-	-
Exercised	-	-		$-	-
March 31, 2026	16,500,000	16,500,000		$11.50	3.87

Note 20 — Income tax

Singapore

Although the Company is incorporated in the Cayman Islands and conducts operations through subsidiaries in multiple jurisdictions as described in Note 1, management has determined that Singapore represents the Company’s primary tax jurisdiction because the Company’s principal management and operational activities are conducted through its Singapore subsidiaries.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

United Kingdom

The Company’s subsidiary incorporated in the United Kingdom is subject to UK Corporation Tax on taxable profits in accordance with UK tax legislation. The applicable statutory corporate income tax rate was 25% for the fiscal year ended March 31, 2026.

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Thailand

The Company’s subsidiary incorporated in Thailand is governed by the income tax laws of Thailand and the income tax provision in respect of operations in Thailand is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 20% in Thailand.

Japan

The Company’s subsidiary incorporated in Japan is governed by the income tax laws of Japan, and the income tax provision related to operations in Japan is calculated at the applicable statutory tax rates on taxable income for the periods based on existing legislation, interpretations, and practices. The statutory corporate income tax rate in Japan is 23.2%, with additional local taxes, including enterprise tax and inhabitants’ tax, resulting in a higher effective tax rate that may vary depending on the level of taxable income and applicable local tax rates.

Taiwan

The Company’s subsidiary incorporated in Taiwan is governed by the income tax laws of Taiwan, and the income tax provision related to operations in Taiwan is calculated at the applicable statutory tax rates on taxable income for the periods based on existing legislation, interpretations, and practices. The applicable corporate income tax rate in Taiwan is 20% on taxable income. In addition, undistributed earnings may be subject to an additional tax in accordance with the applicable provisions of Taiwan’s Income Tax Act.

United States

The Company’s subsidiary incorporated in the United States is subject to U.S. federal corporate income tax at a statutory rate of 21% on its taxable income, in accordance with the Internal Revenue Code. Additionally, the subsidiary may also be subject to state and local income taxes, which vary by jurisdiction.

Income tax expense for the years ended March 31, 2026, 2025 and 2024 amounted to $239,753, $1,128,672 and $53,291, respectively.

As further described in Note 2, Recently Issued Accounting Standards, the Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table presented the loss before income taxes for the year ended March 31, 2026 in accordance with the guidance in ASU No. 2023-09:

For the Year Ended March 31,
2026

Domestic (Singapore)	$(3,937,034)
Foreign	(22,026,434)
Total loss before income tax	$(25,963,468)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income (loss) before income tax by jurisdiction for the years ended March 31, 2025 and 2024 are as following:

	For the Years Ended March 31,
	2025	2024

Singapore	$3,681,089	$(325,917)
Hong Kong	1,424,781	258,954
Malaysia and others	1,072,223	(1,840,702)
Total income (loss) before income tax	$6,178,093	$(1,907,665)

As further described in Note 2, Recently Issued Accounting Standards, the Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table presented the significant components of the provision for income taxes for the year ended March 31, 2026 in accordance with the guidance in ASU No. 2023-09:

For the Year Ended March 31,
2026

Current	$
Domestic (Singapore)	627,473
Foreign	12,210
Total current income tax expenses	639,683

Deferred
Domestic (Singapore)	529,572
Foreign	(929,503)
Total deferred income tax benefit	(399,931)
Income taxes expenses	$239,753

Significant components of the provision for income taxes for the years ended March 31, 2025 and 2024 are as follows:

	For the years ended March 31,
	2025	2024

Current	$1,362,520	$723,160
Deferred	(233,848)	(669,869)
Provision for income taxes	$1,128,672	$53,291

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As further described in Note 2, Recently Issued Accounting Standards, the Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table reconciles Singapore statutory rates to the Company’s effective tax rate for the year ended March 31, 2026 in accordance with the guidance in ASU No. 2023-09:

	For the Years Ended March 31, 2026
	$	%

Singapore statutory income tax rate	(4,413,789)	17.0%
Foreign tax effects:
Foreign tax effects-Cayman	3,103,039	(12.0)%
Foreign tax effects-Others	(3,560)	(0.0)%
Nontaxable or non-deductible items:
Change of fair value of contingent consideration	181,103	(0.7)%
Others	396,081	(1.5)%
Preferential tax exemption effect	17,132	(0.1)%
Change in valuation allowance	959,747	(3.6)%
Effective tax rate	239,753	(0.9)%

The following table reconciles Singapore statutory rates to the Company’s effective tax rate for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31,
	2025	2024

Singapore statutory income tax rate	17.0%	17.0%
Change of fair value of contingent consideration	1.5%	(2.5)%
Tax rate difference outside Singapore (1)	(4.2)%	(14.0)%
Preferential tax exemption effect	(0.2)%	1.0%
Change in valuation allowance	3.2%	(0.1)%
Others (2)	1.0%	(4.2)%
Effective tax rate	18.3%	(2.8)%

(1)	It is due to tax rate difference of the entities incorporated in Hong Kong, Malaysia, PRC, England, Brazil, British Virgin Island, and Cayman Island.
(2)	Others mainly consisted of gain or loss from foreign exchange transaction which is non-deductible under local tax laws.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	March 31, 2026	March 31, 2025
Deferred Tax Assets
Net operating loss carryforwards	$1,259,513	$838,875
Allowance for credit loss	276,022	65,177
Lease liabilities	440,053	448,276
Inventory write-off	72,213	41,307
Less: valuation allowance	(625,365)	(199,508)
Deferred tax assets, net	$1,422,436	$1,194,127

Deferred tax liabilities:
Right of use assets	$1,093,455	$468,476
Amortization of intangible assets	428,190	374,591
Deferred tax liabilities	$1,521,645	$843,067
Deferred tax (liabilities) assets, net	$(99,209)	$351,060

As of March 31, 2026, the Company’s net operating losses carry forward from all subsidiaries amounted to $10,582,688. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely in Singapore. The Company believes it is not more likely than not that Martiangear, BLC China, RFAC, 2Game Dubai 2Game Brazil, 4Divinity UK, 4Divinity JP, and Ban Leong Thailand will be able to fully utilize their deferred tax assets associated with net operating loss carryforwards given their history of recurring losses and ongoing uncertainty regarding future profitability. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $625,365 related to Martiangear, BLC China, RFAC, 2Game Dubai, 2Game Brazil, 4Divinity UK, 4Divinity JP, and Ban Leong Thailand as of March 31, 2026.

As of March 31, 2025, the Company’s net operating losses carry forward from GCL Global SG, Titan Digital, Starry, Martiangear, 2Game Brazil, 2 Game Dubai, RFAC, and Epicsoft Malaysia combined amounted to $5,075,982. The net operating losses from GCL Global SG and Martiangear can be carried forward indefinitely in Singapore. The Company believes it is not more likely than not that Martiangear RFAC, 2Game Dubai and 2Game Brazil will be able to fully utilize their deferred tax assets associated with net operating loss carryforwards given their history of recurring losses and ongoing uncertainty regarding future profitability. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $199,508 related to Martiangear, RFAC, 2Game Dubai, and 2Game Brazil as of March 31, 2025.

The movements of the valuation allowance are as follows:

Balance as of March 31, 2024	$7,916
Allowance made during the year	195,252
Foreign exchange difference	(3,660)
Balance as of March 31, 2025	199,508
Allowance made during the year	407,204
Foreign exchange difference	18,653
Balance as of March 31, 2026	$625,365

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement in deferred tax (liabilities) assets, net are as following:

Balance at March 31, 2024	$115,460
Recognized in profit or loss	233,848
Foreign exchange differences reserve	1,752
Balance at March 31, 2025	351,060
Recognized in Ban Leong acquisition	(879,616)
Recognized in profit or loss	399,929
Foreign exchange differences reserve	29,418
Balance at March 31, 2026	$(99,209)

As further described in Note 2, Recently Issued Accounting Standards, the Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table presented presents income taxes paid, net of refunds, disaggregated by jurisdiction for the years ended March 31, 2026 in accordance with the guidance in ASU No. 2023-09:

For the Year Ended March 31,
2026

Singapore	$1,081,005
Thailand	180,983
Malaysia	136,673
Others	39,162
Total income taxes paid, net of refunds	$1,437,823

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2026	March 31, 2025

GST taxes payable	$39,853	$21,707
Income taxes payable	1,585,142	1,395,466
Totals	$1,624,995	$1,417,173

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Concentration of Credit risk

(1)	Major customers

For the year ended March 31, 2026, customer C accounted for approximately 11% of the Company’s total revenue. For the year ended March 31, 2025, customers F, C, and A, are accounted for approximately 15%, 15%, and 14% of the Company’s total revenue, respectively. For the year ended March 31, 2024, customers A, F, B and C from the Company’s distribution of console game segment are accounted for approximately 17%, 12%, 11%, and 11% of the Company’s total revenue, respectively.

As of March 31, 2026, customer B and A from the Company’s distribution of console game segment and game publishing segment accounted for approximately 27% and 19% of the total balance of accounts receivable, respectively. As of March 31, 2025, customers A, B, E and C from the Company’s distribution of console game segment and game publishing segment accounted for approximately 31%, 17%, 17% and 12% of the total balance of accounts receivable, respectively.

(2)	Major vendors

For the year ended March 31, 2026, one vendor accounted for approximately 21% of the Company’s total cost of goods sold. For the year ended March 31, 2025, three vendors a, b and o accounted for approximately 41%, 13% and 10% of the Company’s total cost of goods sold, respectively. For the year ended March 31, 2024, two vendors a and b are accounted for approximately 34% and 21% of the Company’s total cost of goods sold, respectively.

As of March 31, 2026, five vendors A, e, b, a and y accounted for approximately 16%, 14%, 12%, 11% and 10% of the Company’s total balance of accounts payable, respectively. As of March 31, 2025, vendors h, a, and e accounted for approximately 46%, 16% and 16% of the Company’s total balance of accounts payable, respectively.

(3)	Credit risk

Financial instruments that are potentially subject to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $58,171 (SGD 75,000) per account. As of March 31, 2026 and 2025, the Company had cash balance of $32,177,785 and $17,323,837, respectively, maintained at DI Scheme banks in Singapore, of which $31,231,177 and $16,379,947 were subject to credit risk, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of $102,041 (HKD 800,000) if the bank with which an individual/a Company holds its eligible deposit fails. As of March 31, 2026 and 2025, cash balance of $382,545 and $427,289, respectively, was maintained at financial institutions in Hong Kong, of which $247,354 and $218,660 were subject to credit risk, respectively. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to $61,771 (MYR 250,000) per depositor per insured bank. As of March 31, 2026 and 2025, the Company had cash balance of $1,617,945 and $110,745, respectively, maintained at banks in Malaysia, of which $1,410,297 and $50,485 were subject to credit risk, respectively. The Brazilian Deposit Insurance System (FGC) provides deposit insurance coverage of up to $47,971 (BRL 250,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balances of $2,126 and $7,526 maintained in Brazilian financial institutions, respectively, none of which was subject to credit risk. The China’s Deposit Insurance Fund (DIF) provides deposit insurance coverage of up to $72,485 (RMB 500,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balances of $52,163 and $377,982 maintained in China’s financial institutions, respectively, of which nil and $309,048 were subject to credit risk, respectively. The Japan Deposit Insurance Corporation of Japan (DICJ) provides deposit insurance coverage of up to $62,861 (JYP 10,000,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balance of $13,051 and nil maintained in Japan’s financial institutions, respectively, none of which was subject to credit risk. The Thailand Deposit Protection Agency (DPA) provides deposit insurance coverage of up to $30,590 (THD 1,000,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balance of $2,149,294 and nil maintained in Thailand’s financial institutions, respectively, of which $2,056,900 and nil were subject to credit risk, respectively. The Dubai Deposit Guarantee Scheme (DGS) provides deposit insurance coverage of up to $136,117 (AED 500,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balance of $145,387 and nil maintained in Dubai’s financial institutions, respectively, of which $7,850 and nil were subject to credit risk, respectively. The Central Deposit Insurance Corporation (CDIC) in Taiwan, China, provides deposit insurance coverage of up to $93,604 (TWD 3,000,000) per depositor per financial institution. As of March 31, 2026 and 2025, the Company had cash balances of $31,109 and nil maintained in Taiwan, China’s financial institutions, respectively, of which nil and nil were subject to credit risk, respectively.

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

Note 22 — Leases

As of March 31, 2026 and 2025, the Company has engaged in multiple offices and warehouse leases which were classified as operating leases. In addition, the Company engaged in a few automobiles’ leases under finance lease agreements.

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

Operating and finance lease expenses consist of the following:

		For the years ended March 31,
	Classification	2026	2025	2024

Operating lease cost
Lease expenses	General and administrative	1,707,020	879,255	866,481
Finance lease cost
Amortization of leased asset	General and administrative	116,166	113,207	43,900
Interest on lease liabilities	Interest expenses on finance leases	12,202	11,663	4,234
Total lease expenses		$1,835,388	$1,004,125	$914,615

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-average remaining term and discount rate related to leases were as follows:

	As of March 31, 2026	As of March 31, 2025	As of March 31, 2024

Weighted-average remaining term
Operating lease	2.41 years	1.1 years	1.6 years
Finance leases	2.10 years	3.5 years	4.4 years
Weighted-average discount rate
Operating lease	6.0%	4.7%	4.9%
Finance leases	2.6%	4.6%	4.5%

The following table sets forth the Company’s minimum lease payments in future periods:

	Operating	Finance
	lease	lease
	payments	payments	Total
Twelve months ending March 31, 2027	$1,784,151	$131,992	$1,916,143
Twelve months ending March 31, 2028	1,080,295	110,212	1,190,507
Twelve months ending March 31, 2029	708,180	106,038	814,218
Twelve months ending March 31, 2030	73,683	60,232	133,915
Twelve months ending March 31, 2031	36,842	47,737	84,579
Total lease payments	3,683,151	456,211	4,139,362
Less: discount	(228,676)	(48,876)	(277,552)
Present value of lease liabilities	$3,454,475	$407,335	$3,861,810
Present value of lease liabilities, current	$1,663,734	$112,687	$1,776,421
Present value of lease liabilities, non-current	$1,790,741	$294,648	$2,085,389

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

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitment

On December 18, 2024, the Company, through its subsidiary 4Divinity SG, entered into a Publishing Agreement with Nekcom Private Limited and its PRC affiliate (collectively, “Nekcom”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5,000,000, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of March 31, 2026, the Company had paid $5,000,000 of the minimum sales guarantee (See Note 18).

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between the Company and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD 5,000,000 (the “Facility Agreement”), the Company has issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the Warrant. The Amendment also provides that, among other things, until the full amount of SGD 5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD 5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the Warrant). As of the date of issuance of the consolidated financial statements, no fund has been disbursed under the Facility Agreement. On December 2, 2025, the facility is cancelled with no fund disbursed.

Note 24 — (Loss) earnings per share

For the purpose of calculating loss per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reverse recapitalization as described in Note 3 took place at the beginning of the earliest period presented.

	For the years ended March 31,
	2026	2025	2024

(Loss) earnings per share – basic and diluted:
Numerator:
Net (loss) income attributable to the Company’s shareholders	$(24,995,830)	$5,587,625	$(1,373,504)
Denominator:
Weighted average number of ordinary shares outstanding	123,232,562	107,184,280	105,013,283

(Loss) earnings per ordinary share – basic and diluted	$(0.20)	$0.05	$(0.01)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the years ended March 31,
	2026	2025	2024

Warrant (1)	16,500,000	16,500,000	-
Ordinary shares placed in escrow (2)	2,126,729	4,328,394	-
Senior Unsecured Notes	2,758,823	-	-

(1)	For the years ended March 31, 2026, 2025 and 2024, the Company had the 16,500,000, 16,500,000, and 0 warrants, respectively, outstanding which were not included in the calculation of diluted net (income) loss per ordinary share because inclusion thereof would be anti-dilutive.
(2)	For the years March 31, 2026, 2025 and 2024, the Company had 2,126,729, 4,328,394, and 0 ordinary shares, respectively, held in escrow. The Company has determined that these shares are non-participating securities in accordance with ASC 260, as they are not entitled to dividends or other rights until certain milestones are met. As such, these shares are excluded from the calculation of basic and diluted (loss) earnings per share for the respective periods.
(3)	For the years ended March 31, 2026, 2025 and 2024, the Company had 2,758,823, 0 and 0 potential ordinary shares issuable upon conversion of its senior unsecured notes (Note 16), respectively, which were not included in the calculation of diluted net (income) loss per ordinary share because their inclusion would have been antidilutive.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25 — Segment information

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

The CODM uses segment profit (loss) in the annual budgeting and forecasting process to allocate capital, marketing expenditures, and personnel resources among the console game, hardware, and accessories, game publishing, and advertising service segments. The CODM reviews segment profit (loss) on a regular basis, including comparisons of budgeted results to actual results, to evaluate margin performance, cost efficiency, and profitability trends within each segment. Segment profit (loss) is also used to compare the relative operating performance of the reportable segments in making decisions regarding expansion initiatives, product strategy, sales focus, and operational investments.

The Company has identified its operating segments based on the internal financial information reviewed by the CODM to assess performance and allocate resources. The Company’s operating segments are organized primarily based on the nature of products sold and services provided. Based on the aggregation criteria in ASC 280, the Company has determined that it has three reportable segments: console game, hardware, and accessories, game publishing, and media advertising service.

●	Console game, hardware, and accessories – primarily engaged in the distribution and sale of console video games, gaming hardware, and related accessories and IT hardware and computer accessories.

●	Game publishing – primarily engaged in publishing, marketing, and distributing video games under publishing arrangements.

●	Advertising service – primarily engaged in providing digital advertising and marketing services.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information for each reportable segment for the years ended March 31, 2026, 2025, and 2024 :

	For the Year Ended March 31, 2026
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$228,776,065	$7,146,373	$1,508,407	$237,430,845
Revenues, a related party	114,094	-	4,655	118,749
Intersegment revenue	381,400	1,523,690	-	1,905,090
Total segment revenue	229,271,559	8,670,063	1,513,062	239,454,684

Reconciliation of revenue
Other revenue (a)				1,374,495
Elimination of intersegment revenues				(1,905,090)
Total consolidated revenues				$238,924,089

Less:
Cost of revenue	209,884,697	5,041,422	869,320
Advertising and marketing expenses	1,797,975	1,554,573	446,312
Amortization and depreciation	1,685,127	1,952	10,302
Provision for credit loss	888,599	339,214	13,310
Professional fee	2,162,300	1,028,376	8,569
R&D Expense	41,338	-	-
Rent	1,237,336	27,784	195,348
Salary expenses	11,518,294	1,680,194	614,099
Interest expenses	1,987,061	148,909	6,955
Other segments items (b)	2,284,422	331,587	(80,782)
Segment loss	(4,215,590)	(1,483,948)	(570,371)	$(6,269,909)

Reconciliation of segment loss
Add: Other profit (a)				175,468
Less: Elimination of intersegment profit				(11,360)
Less: Unallocated amounts
Other operating expenses				827,986
Advertising and marketing expenses				268,047
Amortization and depreciation				15,338
Professional fee				4,981,926
Salary expenses				1,428,087
Other expense, net				176,255
Debt issuance costs				379,242
Change in fair value of convertible notes and derivative liabilities				1,188,928
Change in fair value of contingent consideration for acquisition				10,614,578
Loss before income taxes				$(25,963,468)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2025
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$122,018,643	$16,029,524	$1,973,858	$140,022,025
Revenues, a related party	1,244,899	-	264,506	1,509,405
Intersegment revenue	-	7,727,708	-	7,727,708
Total segment revenue	123,263,542	23,757,232	2,238,364	149,259,138

Reconciliation of revenue
Other revenue (a)				541,156
Elimination of intersegment revenues				(7,727,708)
Total consolidated revenues				$142,072,586

Less:
Cost of revenue	115,884,467	11,110,156	956,391
Advertising and marketing expenses	1,091,784	629,239	412,225
Amortization and depreciation	2,303,694	-	33,397
Provision for (recovery from) credit loss	70,076	(205,580)	(60,199)
Professional fee	713,369	11,366	70,834
R&D Expense	209,746	-	-
Rent	680,867	-	232,918
Salary expenses	4,270,308	1,344,110	913,349
Interest expenses	644,003	14,822	6,359
Other segments items (b)	1,422,352	177,328	(113,400)
Segment profit (loss)	(4,027,124)	10,675,791	(213,510)	$6,435,157

Reconciliation of segment profit or loss
Add: Other profit (a)				26,835
Less: Elimination of intersegment profit				431,341
Less: Unallocated amounts
Other operating expenses				68,835
Professional fee				2,383,796
Salary expenses				112,603
Other expense, net				26,566
Debt issuance costs				1,590,750
Change in fair value of convertible notes and derivative liabilities				(4,875,420)
Change in fair value of contingent consideration for acquisition				545,428
Income (loss) before income taxes				$6,178,093

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2024
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues from external customers	$90,976,328	$3,431,678	$2,716,090	$97,124,096
Revenues, a related party	42,477	-	-	42,477
Intersegment revenue	9,868	1,015,194	-	1,025,062
Total segment revenue	91,028,673	4,446,872	2,716,090	98,191,635

Reconciliation of revenue
Other revenue (a)				368,128
Elimination of intersegment revenues				(1,025,062)
Total consolidated revenues				$97,534,701

Less:
Cost of revenues	80,804,637	2,736,076	1,389,562
Advertising and marketing expenses	594,729	768,414	139,762
Amortization and depreciation	2,161,956	-	202,348
Provision for (recovery from) credit loss	165,315	234,075	84,858
Professional fee	791,998	35,372	35,190
R&D Expense	250,922	-	-
Rent	612,945	-	199,150
Salary expenses	3,458,457	765,423	1,183,987
Interest expenses	507,803	-	-
Other segments items (b)	(408,726)	128,312	121,649
Segment profit (loss)	2,088,637	(220,800)	(640,416)	$1,227,421

Reconciliation of segment profit or loss
Less: Other loss (a)				192,545
Less: Elimination of intersegment profit				175,361
Less: Unallocated amounts
Other operating expenses				48,252
Professional fee				1,095,390
Salary expenses				1,329,679
Other expense, net				21,830
Change in fair value of contingent consideration for acquisition				272,029
Income (loss) before income taxes				$(1,907,665)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)	Revenue and profit or loss from segments below the quantitative thresholds are attributable to an operating segment of the Company that includes the distribution of jewelry products. This operating segment has not met any of the quantitative thresholds for determining reportable segments.

(b)

Other segment items for each reportable segment include:

Console Game, hardware, and accessories - office, entertainment, travel, non-operating income from advertising compensation from vendors, foreign currencies gain or loss and other miscellaneous expenses

Game publishing - office, entertainment, travel, foreign currencies gain or loss, and other miscellaneous expenses

Advertising service - office, entertainment, travel, foreign currencies gain or loss, and other miscellaneous expenses

Disaggregated information of revenues by regions are as follows:

	For the year ended	For the year ended	For the year ended
	March 31,	March 31,	March 31,
	2026	2025	2024
Singapore	$153,636,809	$71,202,860	$58,145,593
Hong Kong	59,230,088	53,720,233	32,696,502
China	2,232,545	12,626,821	-
Malaysia	14,664,763	4,522,672	6,692,606
Thailand	8,645,480	-	-
Other	514,404	-	-
Total revenue	$238,924,089	$142,072,586	$97,534,701

The following table presents long-lived assets by geographic area, which includes property and equipment, net operating leases right-of-use assets, and finance leases right-of-use assets:

	As of	As of
	March 31,	March 31,
	2026	2025
Singapore	$4,790,882	$954,399
Hong Kong	62,748	19,118
Malaysia	324,337	151,171
Brazil	283,656	-
Taiwan	205,990	-
Others	42,495	61,011
Total long-lived assets	$5,710,108	$1,185,699

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26 — Subsequent Events

The Company evaluated all events and transactions that occurred after March 31, 2026, which is the date the consolidated financial statements to be issued, and concluded that other than the events disclosed below and elsewhere, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On April 9, 2026, in connection with the share purchase agreement with an accredit investor (Note 6), GCL Global Limited, a subsidiary of the Company, sold 306,250 Series B Preferred Shares of Nekcom for a consideration of $1,000,000. The legal transfer of the 306,250 Series B Preferred Shares (representing the 0.5% equity interest of Nekcom) to the accredited investor was completed on May 26, 2026. Upon successful launch of the game Showa American Story, the buyer has the option to sell all or any portion of the Series B Preferred Shares to GCL Global Limited at two times of the purchase price. If the game Showa American Story is not launched on or before June 30, 2028, the buyer has the option to sell the Series B Preferred Shares to GCL Global Limited at original purchase consideration plus compound interest accrued at 10% per annum.

On April 28, 2026, the Company redeemed, in part, the then-outstanding Senior Unsecured Notes for approximately $3.18 million pursuant to the terms of the Senior Unsecured Notes. The Parties also entered into that certain Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the remaining balance of the Senior Unsecured Notes was exchanged for a warrant to purchase 1,125,000 ordinary shares of the Company at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections in the event of, among other things, a reverse stock split or share combination (the “April 2026 Warrant”) in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). The Parties have also agreed to, among other things, waive any right to consummate any Additional Closing or cause the Company to issue Additional Notes, pursuant to the terms of the Senior Unsecured Notes.

In April 2026, 4Divinity SG issued the related ordinary shares in connection with the $10,000,000 share subscription payable recorded as of March 31, 2026, thereby completing the share subscription (Note 15).

On April 30, 2026, the Company incorporated Shenfang Universe (Shanghai) Technology Co., Ltd. (“Shenfang Shanghai”), an indirect wholly owned subsidiary organized under the laws of the People’s Republic of China (“PRC”). Shenfang Shanghai was established to facilitate anticipated business activities and future commercial operations in the Shanghai region.

On June 22, 2026, the Company incorporated Shenfang Interactive (Hangzhou) Technology Co., Ltd. (“Shenfang Hangzhou”), an indirect wholly owned subsidiary organized under the laws of the PRC. Shenfang Hangzhou was established to facilitate anticipated business activities and future commercial operations in the Hangzhou region.

In July 2026, 4Divinity SG entered into an additional share subscription agreement with an accredited investor for the issuance of 2,571,429 ordinary shares at $3.50 per share for aggregate consideration of $9,000,000. The subscription proceeds were received and the related shares were issued in July 2026.